

ARIS

P.E. 12-31-01

RECD S.E.C.
MAR 1 1 2002
080

Valley National Bancorp

2001 Annual Report

PROCESSED
MAR 1 5 2002
THOMSON FINANCIAL
P

Valley National Bancorp is a regional bank holding company with $8.6 billion in assets. Valley National Bank, its principal banking subsidiary, is a super community bank that operates 126 branches in 80 communities throughout 10 counties in northern New Jersey and Manhattan.

Historical Financial Data

(1981–2001)*

($ in millions, except for share data)

Year End	Total Assets	Net Income	Diluted Earnings Per Share(6)	Return on Average Assets	Return on Average Equity	Dividends Per Share	Stock Splits and Dividends
2001	$ 8,584	$135.2 (1)	$1.73	1.68%	19.70%	$1.04	5/01 – 5% Stock Dividend
2000	6,426	106.8	1.67	1.72	20.28	0.98	5/00 – 5% Stock Dividend
1999	6,360	106.3 (2)	1.57	1.75	18.35	0.93	5/99 – 5% Stock Dividend
1998	5,541	97.3 (3)	1.51	1.82	18.47	0.85	5/98 – 5:4 Stock Split
1997	5,091	85.0	1.38	1.67	18.88	0.73	5/97 – 5% Stock Dividend
1996	4,687	67.5 (4)	1.21	1.47	17.23	0.66	5/96 – 5% Stock Dividend
1995	4,586	62.6 (5)	1.10	1.40	16.60	0.63	5/95 – 5% Stock Dividend
1994	3,744	59.0	1.23	1.60	20.03	0.60	5/94 – 10% Stock Dividend
1993	3,605	56.4	1.19	1.62	21.42	0.47	4/93 – 5:4 Stock Split
1992	3,357	43.4	0.93	1.36	19.17	0.43	4/92 – 3:2 Stock Split
1991	3,055	31.7	0.68	1.29	15.40	0.40	
1990	2,149	28.6	0.62	1.44	14.54	0.40	
1989	1,975	36.0	0.77	1.92	19.93	0.38	
1988	1,835	34.2	0.73	2.00	20.96	0.34	7/88 – 3:2 Stock Split
1987	1,663	32.1	0.69	2.02	22.95	0.32	
1986	1,615	29.6	0.64	1.99	24.90	0.27	5/86 – 3:2 Stock Split
1985	1,471	24.2	0.52	1.73	23.76	0.22	2/85 – 2:1 Stock Split
1984	1,355	17.5	0.44	1.64	24.84	0.15	
1983	933	14.8	0.39	1.82	27.49	0.11	5/83 – 2:1 Stock Split
1982	733	9.8	0.27	1.53	23.83	0.10	4/82 – 5% Stock Dividend
1981	600	6.8	0.20	1.32	17.60	0.09	

All per share amounts have been adjusted retroactively for stock splits and stock dividends during the periods presented.

(1) Includes the one-time charge, net of tax, of $7.0 million, or $0.09 per diluted share recorded in connection with the Merchants New York Bancorp, Inc. merger.

(2) Includes the one-time charge, net of tax, of $2.2 million, or $0.03 per diluted share recorded in connection with the Ramapo Financial Corp merger.

(3) Includes the one-time charge, net of tax, of $3.2 million, or $0.05 per diluted share recorded in connection with the Wayne Bancorp merger.

(4) Includes the one-time FDIC SAIF assessment, net of tax, of $3.8 million, or $0.06 per diluted share.

(5) Includes the one-time charge, net of tax, of $5.4 million, or $0.08 per diluted share recorded in connection with Lakeland First Financial Group merger.

(6) Beginning in 1997 earnings per share are presented on a diluted basis.

* Data for years prior to 2001 exclude Merchants New York Bancorp, Inc., and for years prior to 1999 exclude Ramapo Financial Corp, and for years prior to 1998 exclude Wayne Bancorp, Inc., for years prior to 1997 exclude Midland Bancorp, Inc., and for years prior to 1995 exclude Lakeland First Financial Group, Inc.



Gerald H. Lipkin
Chairman of the Board, President & CEO

To Our Shareholders:

Record earnings continued at Valley during 2001. For the year ended December 31, 2001, Valley earned, before merger charges, net income of $142.2 million, or $1.82 per diluted share, compared with $126.7 million, or $1.60 per diluted share, for 2000. Net income for the year ended December 31, 2001 excludes a net, after tax merger related charge of $7.0 million, or $0.09 per diluted share, recorded in conjunction with the first quarter acquisition of Merchants New York Bancorp, Inc. Although interest rates declined throughout 2001, Valley's net interest income increased, contributing to increased earnings per share. Greater loan volume also helped offset the decline in interest rates, with commercial loan and commercial mortgage loan volume increasing by $160.9 million, or 7.0 percent, compared to the previous year.

Strategic Growth

The acquisition of Merchants New York Bancorp, Inc., completed in January 2001, enhanced Valley's super-community banking position in the metropolitan area. The integration of Merchants' seven Manhattan branches, now operating as a division of Valley National Bank, along with Merchants' staff, shareholders and assets, has created new growth opportunities for Valley. To date, the Merchants Bank Division has referred in excess of $100 million in commercial mortgage loans, commercial leases and asset management business and has experienced increased activity in residential, home equity, automobile and other consumer loans. The introduction of new deposit products and additional services, including the

Valley has continued to successfully generate new loan volume despite increased competition from both bank and non-bank lenders.

installation of ATM machines at Merchants branch locations, present other Manhattan opportunities and added convenience for all Valley customers.

During 2001, we also continued to expand our retail network in northern New Jersey. New branch offices in Chatham, Mountainside and Ridgewood, our second location in that community, have increased our ability to effectively serve the financial needs of our marketplace. This strategic growth reinforces Valley's brand identity at a time when the ongoing consolidation of the banking community in northern New Jersey leaves consumers with fewer local banking options.

Valley began operations of a new company, Valley Commercial Capital, LLC, in June 2001. In addition to general aviation financing, this subsidiary of Valley National Bank offers commercial equipment leases that deliver potential tax advantages, as well as the financial flexibility to help businesses address cash flow, budget and cyclical fluctuations.

Financial Strength

Consistent profitability and efficiency have characterized Valley's performance throughout our history. Our efficiency ratio of 44.39 percent, a return on average assets of 1.77 percent and a return on average equity of 20.73 percent, before merger related charges, continue to place Valley among the top-performing bank holding companies in our peer group.

Asset Quality

Valley has continued to successfully generate new loan volume despite increased competition from both bank and non-bank lenders. At year-end, non-performing assets were only 0.35 percent of total loans, with charge-offs, delinquencies and non-accrual loans as a percentage of total loans, also remaining low.

Capital Adequacy

In August, Valley's Board of Directors authorized the company to repurchase up to 8,000,000 shares of Valley's outstanding common stock. Purchases may be made from time to time in the open market or in privately negotiated transactions generally not exceeding prevailing market prices. Valley currently has 76.5 million common shares outstanding and has repurchased approximately 2.2 million shares through December 31, 2001. Reacquired shares are held in treasury and may be used for acquisitions, employee benefit plans and general corporate purposes.

In October, Valley National Bancorp filed a registration statement with the Securities and Exchange Commission related to the public offering of 7,000,000 shares of trust preferred securities with an aggregate offering price of $175 million. The issue was oversubscribed and ultimately 8,000,000 shares were issued for a total offering of $200 million. Valley received a rating of BBB from Standard and Poor's and a rating of Baa1 from Moody's Investor Service. The offering's underwriters

Throughout our history, Valley has responded to challenges and opportunities by maintaining strict lending standards and performance measures while delivering need-based, market-focused products and services with an unmatched commitment to superior customer service.

included Merrill Lynch, Pierce, Fenner & Smith, Incorporated, Sandler O'Neill & Partners, L.P., Legg Mason Wood Walker, Incorporated, Lehman Brothers, Inc., Ryan Beck & Co., Salomon Smith Barney and UBS Warburg. The proceeds will be used for general corporate purposes. These securities, within regulatory limits, qualify as Tier 1 Capital.

A strong capital position has helped Valley pursue growth opportunities and enhance shareholder value. Shareholders' equity increased to $678 million at year-end. Valley's risk-based capital ratios, including the trust preferred securities, were 14.09 percent for Tier 1 Capital and 15.15 percent for total capital. The Tier 1 leverage ratio was 10.26 percent. These ratios were all above the regulatory "well capitalized" requirements.

Enhanced Shareholder Value

At the 2001 Shareholder's Meeting in April, your Board of Directors approved a 5 percent stock dividend paid May 18, 2001, to shareholders of record on May 4, 2001. In conjunction with the stock dividend, Valley increased its regular cash dividend rate from $0.99 per share, on an after split basis, to $1.06 per share, an increase of 7 percent after adjusting for the effect of the stock dividend and increased cash dividend.

Valley's annual dividend rate has increased on a restated basis 1,225 percent from $0.08 per share in 1978. The regular cash dividend has never been reduced in the bank's 74-year history. The year 2001 marked the 32nd time in the last 33 years that Valley has increased its cash dividend.

Unparalleled Convenience

Valley continued the expansion of our traditional branch network along with alternative delivery channels to meet the demands and preferences of consumers in a dynamic marketplace. In addition to the branch offices opened in 2001, Valley has de novo branch offices in development in Cedar Grove, Edgewater, Hoboken, Jersey City, Montvale and Union City. Our Bergen Mall branch office in Paramus was also relocated in 2001 to a more prominent and accessible location on the Mall's promenade level. Our network of 142 automated teller machines provides 24-hour banking convenience to our customers as well.

The installation of V-CoinWorks machines at Valley branch offices throughout our retail network, which sort and count coins free of charge, has been well-received by Valley customers who appreciate the additional convenience they provide. In addition to facilitating the opening of thousands of Kids First Savings Accounts, as new young customers deposit the contents of their piggy banks, the V-CoinWorks machines have contributed to Valley's support of fundraisers by non-profit community organizations.

Valley's web site, www.valleynationalbank.com, also continued to evolve in 2001, providing comprehensive information about the bank's performance, products and services and community involvement. Through V-BankWorks, our Internet Banking service, customers can pay bills, transfer funds, obtain account information and send e-mail messages to our customer service department. Customers can also apply for a Valley residential mortgage or automobile loan via the Internet.



Exceeding Customer Expectations

In addition to providing convenient branch locations and alternative delivery channels that allow Valley customers to bank where, when and how they choose, our mission of service is carried out each day by Valley's unparalleled staff. Our employees, the lifeblood of the organization, are committed to finding the right solutions for customers whose needs are as diverse as the marketplace we serve. By building personalized banking relationships that help identify individual financial needs and goals, Valley employees with different responsibilities and areas of expertise work together to develop the right products and services for each of our valued customers. In fact, it is this cooperative team effort that helps Valley meet and exceed customer expectations while delivering our brand promise, "**Banking**/*Just like it's supposed to be.*®"

A Vision for the Future

Throughout our history, Valley has responded to challenges and opportunities by maintaining strict lending standards and performance measures while delivering need-based, market-focused products and services with an unmatched commitment to superior customer service. Valley's consistent profitability and growth are testaments to the soundness of our operating philosophy. In the aftermath of the tragic events of September 11th, we have also come to realize that now, more than ever, we must continue to be vigilant in our efforts to ensure the safety and security of our employees, our customers, and all who interact with Valley each day.

As we look to 2002, Valley's 75th anniversary year, we will continue to seek strategic acquisitions and new communities to open branch offices that will add value to our franchise. We plan to continue to develop new products and services that will benefit consumer and commercial customers in our marketplace. We will listen to the many constituencies we serve and learn new ways to meet their changing financial needs. We will also continue to contribute, through financial support and the time and talent of Valley volunteers, to the quality of life in the communities we serve.

On behalf of our directors, the Valley management team and our valued employees, thank you for your continued support.

Gerald H. Lipkin
Chairman of the Board, President & CEO

Executive Management



(left to right)
Peter John Southway, Executive Vice President, Robert M. Meyer, Executive Vice President, Alan D. Eskow, Executive Vice President & Chief Financial Officer, Peter Crocitto, Executive Vice President, Spencer B. Witty, Vice Chairman, James G. Lawrence, Executive Vice President

Board of Directors



1ST ROW

Joleen J. Martin
President
CP Test Services, Inc.

Leonard J. Vorcheimer
Principal
LJV Enterprises

Gerald Korde
President
Birch Lumber Company, Inc.

Andrew B. Abramson
President and Chief Executive Officer
The Value Group, Inc.

Gerald H. Lipkin
Chairman of the Board, President & CEO

Charles J. Baum
President
Baum Bros. Imports, Inc.

Pamela Bronander
Vice President
KMC Mechanical Inc.

2ND ROW

Wilma Falduto
Assistant Secretary

Graham O. Jones, Esq.
Partner
Jones & Jones, Esqs.

Spencer B. Witty
Vice Chairman

Robert Rachesky
Retired

Walter H. Jones III, Esq.
Retired

Joseph Coccia, Jr.
Retired

3RD ROW

Harold P. Cook III, Esq.
Perconti & Cook

Peter Southway
Retired

Richard F. Tice
Retired

Barnett Rukin
Chief Executive Officer
SLX Capital Management

Robert E. McEntee
Business Consultant

Robinson Markel, Esq.
Rosenman & Colin LLP

Richard S. Miller, Esq.
Managing Partner
Williams, Caliri, Miller, Otley & Stern

4TH ROW

Joseph L. Vozza
President
Joseph L. Vozza Administrative Services, Inc.

Austin C. Drukker
President
Press Publications

Redefining Community Banking

In 1927, Charles Lindbergh completed the first solo flight across the Atlantic. The Holland Tunnel opened, linking lower Manhattan and New Jersey. Babe Ruth became the highest paid professional baseball player in history, earning $70,000 per year, and Valley National Bank opened its doors to serve the financial needs of local consumers and businesses.



Today, Valley National serves an expanding marketplace comprised of diverse communities throughout northern New Jersey and Manhattan. Contiguous counties in central New Jersey, southern New York state and Pennsylvania, as well as other boroughs of New York City are easily within the sphere of our super-community banking model, and represent potential growth areas for the future.

Our success has been made possible by balancing new ideas with traditional Valley fundamentals – superior customer service, strong lending standards, a bottom-line focus on performance and a commitment to community involvement. Adapting to change with market-driven products and services and technological advances has helped Valley respond to new challenges and opportunities.

In 2001, we continued to build relationships that represent the foundation upon which Valley's franchise has grown. We have listened and learned, increasing our understanding of the financial needs of the unique marketplace we serve. A marketplace that includes communities that extend from the pastoral setting of rural Warren County, to the burgeoning suburbs of Bergen, Morris and Passaic counties and urban communities including the dynamic metropolis of Manhattan.

These communities differ in size, geography, and demographic composition, yet, all are united by the need for a banking partner that can help them achieve their financial goals. By providing the right mix of products and services, convenient delivery channels, a knowledgeable, professional and friendly staff, and personal involvement in contributing to a better quality of life, Valley National Bank is redefining the concept of community banking.

We call it *Banking / Just like it's supposed to be.®*

Helping Businesses Succeed

Building a successful business takes time, effort and commitment. It requires an understanding of the needs of the marketplace, and the ability to turn ideas into opportunities by providing innovative solutions. It also takes a financial partner with the right products and services and solid capital resources. And no bank, large or small, is better equipped to provide that financial support than Valley.

Our experienced commercial loan and commercial real estate lenders have helped countless businesses succeed. Successful businesses translate to a strong economy that helps communities thrive. When the communities we serve prosper, Valley shares in their economic vitality.

Valley's long history and knowledge of our marketplace, its varied industries and individual businesses provide a competitive edge to our commercial customers.



(left to right)
New Jersey Senior Lending Group
Richard P. Garber, First Senior Vice President, Kermit R. Dyke, First Senior Vice President, John J. Murphy, Senior Vice President, Kenneth W. Nickel, Senior Vice President, Dorothy Kahlau, Senior Vice President, Robert E. Farrell, First Senior Vice President

Valley's long history and knowledge of our marketplace, its varied industries and individual businesses provide a competitive edge to our commercial customers. Valley's commercial loans, particularly those to small and mid-sized companies, are designed to support and encourage local economic growth and development, and to help create jobs.

Valley's commercial banking experts have been successful in servicing and growing relationships with existing business customers, while also developing new business relationships throughout New Jersey and Manhattan. They develop appropriate solutions and maintain regular personal contact to broaden and deepen relationships as the needs of businesses evolve.



(left to right)
New York Senior Lending Group
Gerald H. Attanasio, Senior Vice President, John H. Prol, First Senior Vice President, Janet L. Markel, Senior Vice President, Irwin Schwartz, President of Merchants New York Commercial Corp., Leonard S. Levine, Senior Vice President



Robert Lubeck, Assistant Vice President, Commercial Leasing and Chuck Casser, Vice President, Commercial Lending, work together to help a customer understand the full-range of financing options Valley provides to help his business grow and prosper.

Valley is one of the region's leading Small Business Administration (SBA) Lenders, and holds Preferred Lending Status in nine eastern states and Washington, D.C., which allows Valley to expedite the decision-making process. Valley also provides other loans to small and mid-sized companies including community development and asset-based loans.

Our Corporate and Government Services department is providing effective, cost-efficient cash management tools to commercial, not-for-profit and government-clients from communities throughout our marketplace.



(left to right)
Frank T. Cosentino, Vice President,
Corporate and Government Services Department,
James A. Fitzgerald, Vice President

Responding to the changing needs of the business community, Valley has established Valley Commercial Capital, LLC which provides alternatives to debt financing with leasing solutions for most types of commercial equipment in a variety of manufacturing, wholesaling and service industries. Complementing these leasing products is a nationally recognized expertise in general aviation lending.



(left to right)
Walter M. Horsting, President of Valley Commercial Capital, LLC,
Mary E. Nix, Vice President and Robert A. Ewing, First Vice President

Building Personal Relationships

Valley understands the needs of our marketplace because our employees live and are actively involved in the communities we serve. They build relationships that help people achieve their financial goals. The knowledge and experience they gain help us provide personalized financial solutions. Their direct participation in local events and initiatives help make those communities better places to live and work. This hands-on involvement personifies Valley's traditional relationship banking focus.

Valley's
Kids First Savings Club℠

Valley's 126-branch retail network is composed of convenient, comfortable and accessible offices that serve as community financial centers. Dedicated and friendly banking professionals provide a wealth of experience and knowledge regarding both consumer and commercial banking needs. Our network includes offices in Chatham, Ridgewood and Mountainside opened in 2001 that extend the Valley brand to new communities within our existing marketplace. Six additional offices under construction in Cedar Grove, Edgewater, Hoboken, Jersey City, Montvale and Union City are scheduled for 2002–2003 grand openings.



(left to right)
Lawrence E. Flack, Senior Vice President, Andrea T. Onorato, Senior Vice President, Bernadette M. Mueller, Senior Vice President

Valley's 126-branch retail network is composed of convenient, comfortable and accessible offices that serve as community financial centers.

New products, services and enhanced delivery channels help people and businesses find financial solutions to meet their individual needs. The introduction of Valley's Kids First Savings Account in 2001 created more than 12,000 new banking relationships with nearly $16 million on deposit for young people from our communities. They represent a new generation of savers, individuals with whom we hope to create a bond that will last a lifetime. Recognition of the fast-growing ethnic communities within our market place, particularly the diverse Hispanic community, required new understanding of cultural differences, financial needs and opportunities. Valley's marketing outreach program in 2001 to Hispanic and Portuguese consumers and businesses underscores our desire and ability to adapt to the changing needs of our marketplace by emphasizing the traditional values that have guided our continued success and growth.

That adaptability is further emphasized by Valley's commitment to new technology and innovation. Our web site, www.valleynationalbank.com, has become a convenient and rich source of information as well as a tool for customers who prefer to bank online with our convenient V-BankWorks, Internet banking service.



(left to right)
Barbara Mohrbutter, Senior Vice President, William J. Cardew, First Senior Vice President, Carol B. Diesner, Senior Vice President, Susan S. Pinn, Senior Vice President



Valley's Kids First cartoon mascot became highly recognizable among children and their parents after appearng in television spots promoting the introduction of the new Kids First Savings Club Account.SM

Supporting Financial Needs

Customers continued to demonstrate their desire for Valley debit cards as a preferred method of payment, with demand and acceptance among new customers, and conversion among existing Valley customers reaching new levels.



(left to right)
Robert J. Farnon, First Senior Vice President,
Edward L. Lawrence, Senior Vice President

Life provides many financial challenges. Having the right financial partner to face those challenges can make the pursuit of your dreams a pleasure instead of a burden. Whether your goal is to become a first time home buyer, to finance your education or to purchase a new automobile, Valley has the right products, convenient delivery channels, a service-oriented team approach and a desire to find solutions based on your individual needs.

Our customer service center offers easy access to detailed information about our full range of products and services, with highly trained and courteous professionals ready to listen to your questions and provide answers and ideas. In 2001, Valley expanded this service to seven days a week, and maintained the convenient extended hours we provide.

Customers continued to demonstrate their desire for Valley debit cards as a preferred method of payment, with demand and acceptance among new customers, and conversion among existing Valley customers reaching new levels. Offered as part of integrated product and service packages, our debit card program is another example of Valley's commitment to anticipating and meeting consumer needs.



Valley's long history of service, local decision-making capability and knowledge of the local market helped secure a new relationship with the AAA New Jersey Automobile Club in 2001 to provide new and used automobile financing for its 365,000 members in Essex, Morris and Union counties. Both AAA and Valley share a commitment to superior customer service and the needs of our local communities, a strong foundation on which to build a lasting relationship. Valley's auto-financing expertise has also helped us maintain our position as the bank lender of choice for automobile dealerships throughout New Jersey and New York.

An innovative partnership between the Township of Dover, Fannie Mae and Valley led to the introduction of a new housing initiative called Valley Neighbors designed to increase home ownership opportunities for low- and moderate-income families in that community. This product helps hard-working local families overcome the major obstacles to home ownership – lack of a down payment and closing costs – and has inspired similar programs throughout the region. Valley Neighbors augments our roster of specialized lending programs and enhances Valley's comprehensive line of consumer loans and mortgages.



Nina Garcia, Assistant Vice President, underscores Valley's commitment to personalized customer service by handling call center inquiries in a knowledgeable, professional and friendly manner.



(left to right)
Thomas Sparkes, Senior Vice President,
Albert L. Engel, First Senior Vice President

More Ways to Serve

After an unprecedented ten-year period of upward momentum in the nation's economy, 2001 reacquainted many investors with the realities of risk as well as reward. In these changing times, the importance of relationships with trusted financial advisors was reinforced with each market shift affecting portfolios accumulated for current income, retirement or to pass on to children and grandchildren.

Finding new ways to serve the people and businesses in our marketplace is a challenge we embrace each day. Valley's expanded asset management capabilities and title insurance expertise benefit existing customers, and facilitate new relationships. The same dedication to customer service and satisfaction that characterize Valley's consumer and commercial banking operations drives the day-to-day efforts of our Financial Services Division, as well as our title insurance subsidiary, Commonwealth All Service Title Agency.

The contrasting investment styles of the wholly owned subsidiary asset management firms in our Financial Services Division benefit our customers by providing important balance to counter cyclical market swings. New Century Asset Management serves high net-worth individuals and small corporate accounts with a growth-oriented approach. Corporate, institutional and individual investors are served by the value-oriented philosophy of Hallmark Capital Management, Inc.



Linda M. Bucey, First Vice President, Eric W. Gould, First Senior Vice President, and Jack M. Blackin, Senior Vice President, review current yields as they discuss securities that are consistent with the strategic goals of Valley's investment portfolio.

The same dedication to customer service and satisfaction that characterize Valley's consumer and commercial banking operations drives the day-to-day efforts of our Financial Services Division, as well as our title insurance subsidiary, Commonwealth All Service Title Agency.

Our Trust Services Group, which provides traditional trust functions, estate planning and custodial services, and INVEST Financial Corporation, which handles third party brokerage services for individual investors, contribute to the full-range of investment managment capabilities of Valley's Financial Services Division. All add to the mix of experience and market savvy we provide to customers seeking sound cash flow, tax, retirement and educational funding strategies while also contributing to our goal of growing fee-based income.



(left to right)
Peter S. Hagerman, President & Chief Executive Officer Hallmark Capital Management, Inc., Jill Holly, Vice President, Robert C. Kleiber, President & CEO New Century Asset Management Corporation, Joseph A Perconti, President Commonwealth All Service Title Agency, Kathleen M. Buske, Director of Investment Strategy, Robert J. Mulligan, First Senior Vice President, Thomas D. Pearsall, Senior Vice President and Trust Officer

Contributing to Strong Communities

Because of our long-term involvement in the communities Valley serves, we understand and share the concerns of our neighbors. Through financial support and the time and talent of Valley volunteers, we are contributing to solutions that foster a better quality of life.



(left to right)
Stephen P. Davey, First Vice President, Diane Picardi, Assistant Vice President, Garret G. Nieuwenhuis, First Senior Vice President

Addressing the financial needs of suburban, urban and rural communities throughout our marketplace is fundamental to Valley's banking philosophy. Because of our long-term involvement in the communities Valley serves, we understand and share the concerns of our neighbors. Through financial support and the time and talents of Valley volunteers, we are contributing to solutions that foster a better quality of life.

This commitment has earned Valley recognition as a leader in the New Jersey banking arena when it comes to community development efforts. Throughout Valley's history, we have been a consistent force working for positive changes in health care, housing, education and a myriad of other societal issues that challenge our communities each day.

In Passaic, the city where Valley was founded, the bank and its employees have dedicated countless hours and resources towards invigorating an urban community struggling to reclaim its proud history. By participating in community events and activities, and presenting seminars for local residents and business owners on a variety of personal and small-business financial topics, the employees at Valley's five branch offices

in Passaic are building relationships and contributing to a vibrant, economically sound community. Similar efforts have positioned Valley as the bank of choice for many of the diverse non-profit and community-based organizations throughout our marketplace.



Valley National Bank was presented the County Service Award at the 15th Annual Warren County Business Awards Dinner held in Phillipsburg. Art Charlton, Director of the Warren County Department of Economic Development & Tourism, presented the award to Kathy Warren from Valley.

In 2001, Valley was honored as the Township of Wayne Corporate Citizen of the Year by the Wayne Industrial & Economic Development Commission. The Warren County Economic Development and Tourism Authority also honored Valley for Community Service. This recognition was based on Valley's financial support and the volunteer involvement of staff members from our three Warren branch offices in many different community endeavors. Valley and its employees participated in diverse programs that benefited local residents throughout Warren County. Those initiatives included programs like the distribution of portable ramps that enable handicapped residents to come and go freely from their homes, the contribution of matching funds to a "Dollars to Dreams" program that teaches low-income residents how to save for a specific goal like a house, car or computer and donations that ranged from land provided for a memorial to war veterans, to thousands of books for the Warren County Library System.



Peggie Calvani, Manager of Valley's Hackettstown Branch Office, participated in the rededication ceremony of a Civil War Monument located on land donated by the bank along with financial support for its refurbishment.

Valley and its employees also demonstrated their concern and generosity in the aftermath of the tragic events of September 11th. A corporate donation plus employee-driven fundraisers directly benefited the families of World Trade Center victims. Many Valley employees also provided much needed help for the Red Cross in processing the overwhelming number of contributions made by local residents to aid victims of the terrorist attacks.

Consolidated Statements of Financial Condition

	December 31, 2001	December 31, 2000
Assets	(in thousands, except for share data)	
Cash and due from banks	$ 311,850	$ 239,105
Federal funds sold	--	85,000
Investment securities held to maturity, fair value of $476,872 and $543,034 in 2001 and 2000, respectively	503,061	577,450
Investment securities available for sale	2,171,695	1,626,086
Loans	5,275,582	5,171,183
Loans held for sale	56,225	17,927
Total loans	5,331,807	5,189,110
Less: Allowance for loan losses	(63,803)	(61,995)
Net loans	5,268,004	5,127,115
Premises and equipment, net	94,178	91,215
Accrued interest receivable	42,184	49,870
Bank owned life insurance	102,120	--
Other assets	90,673	105,419
Total assets	$ 8,583,765	$ 7,901,260
Liabilities		
Deposits:		
Non-interest bearing	$ 1,446,021	$ 1,344,802
Interest bearing:		
Savings	2,448,335	2,287,793
Time	2,412,618	2,504,233
Total deposits	6,306,974	6,136,828
Short-term borrowings	304,262	426,014
Long-term debt	975,728	591,808
Accrued expenses and other liabilities	118,426	90,628
Total liabilities	7,705,390	7,245,278
Company – obligated mandatorily redeemable preferred capital securities of a subsidiary trust holding solely junior subordinated debentures of the Company	200,000	--
Commitments and contingencies		
Shareholders' Equity		
Preferred stock, no par value, authorized 30,000,000 shares; none issued	--	--
Common stock, no par value, authorized 113,953,711 shares; issued 78,202,958 shares in 2001 and 74,792,815 shares in 2000	33,310	32,015
Surplus	406,608	321,970
Retained earnings	270,730	317,855
Unallocated common stock held by employee benefit plan	(602)	(775)
Accumulated other comprehensive income (loss)	19,638	(2,307)
	729,684	668,758
Treasury stock, at cost (1,735,297 shares in 2001 and 502,471 shares in 2000)	(51,309)	(12,776)
Total shareholders' equity	678,375	655,982
Total liabilities and shareholders' equity	$ 8,583,765	$ 7,901,260

See the consolidated financial statements and accompanying notes presented in Item 8 of the Company's SEC Form 10-K.

Consolidated Statements of Income

	Years ended December 31,		
	2001	2000	1999
Interest Income *(in thousands, except for share data)*			
Interest and fees on loans	$ 398,893	$ 419,952	$ 374,321
Interest and dividends on investment securities:			
Taxable	135,354	126,988	122,523
Tax-exempt	10,466	11,602	11,922
Dividends	4,157	5,412	4,351
Interest on federal funds sold and other short-term investments	4,616	4,252	4,701
Total interest income	553,486	568,206	517,818
Interest Expense			
Interest on deposits:			
Savings deposits	45,742	57,470	49,170
Time deposits	112,417	133,156	120,531
Interest on short-term borrowings	11,424	26,598	16,394
Interest on long-term debt	49,070	35,424	22,697
Total interest expense	218,653	252,648	208,792
Net Interest Income	334,833	315,558	309,026
Provision for loan losses	15,706	10,755	11,035
Net Interest Income after Provision for Loan Losses	319,127	304,803	297,991
Non-Interest Income			
Trust and investment services	4,404	3,563	2,414
Service charges on deposit accounts	19,171	18,180	15,864
Gains on securities transactions, net	3,564	355	2,625
Fees from loan servicing	10,818	10,902	8,387
Credit card fee income	3,535	8,403	8,655
Gains on sales of loans, net	10,601	2,227	2,491
Bank owned life insurance	2,120	--	--
Other	14,263	15,470	13,367
Total non-interest income	68,476	59,100	53,803
Non-Interest Expense			
Salary expense	79,826	76,116	70,596
Employee benefit expense	18,200	18,037	17,406
FDIC insurance premiums	1,151	1,239	1,350
Net occupancy expense	17,775	15,469	14,641
Furniture and equipment expense	10,700	10,731	9,299
Credit card expense	1,538	5,032	5,070
Amortization of intangible assets	10,170	7,725	5,369
Advertising	6,392	4,682	5,336
Merger-related charges	9,017	--	3,005
Distribution on capital securities	2,282	--	--
Other	31,197	32,108	32,647
Total non-interest expense	188,248	171,139	164,719
Income Before Income Taxes	199,355	192,764	187,075
Income tax expense	64,151	66,027	61,734
Net Income	$ 135,204	$ 126,737	$ 125,341
Earnings Per Share:			
Basic	$ 1.74	$ 1.61	$ 1.52
Diluted	1.73	1.60	1.51
Weighted Average Number of Shares Outstanding:			
Basic	77,626,780	78,612,928	82,383,289
Diluted	78,038,664	79,235,570	83,162,607

See the consolidated financial statements and accompanying notes presented in Item 8 of the Company's SEC Form 10-K.

Officers and Directors

Valley National Bancorp

Gerald H. Lipkin, Chairman of the Board, President & CEO

Spencer B. Witty, Vice Chairman

Peter Crocitto, Executive Vice President

Alan D. Eskow, Executive Vice President & CFO

James G. Lawrence, Executive Vice President

Robert M. Meyer, Executive Vice President

Peter John Southway, Executive Vice President

Jack M. Blackin, Senior Vice President & Assistant Secretary

Wilma Falduto, Assistant Secretary

Valley National Bancorp/ Valley National Bank

BOARD OF DIRECTORS

Andrew B. Abramson
Charles J. Baum
Pamela R. Bronander
Joseph Coccia, Jr.
Harold P. Cook III, Esq.
Austin C. Drukker
Graham O. Jones, Esq.
Walter H. Jones III, Esq.
Gerald Korde
Gerald H. Lipkin
Robinson Markel, Esq.
Joleen J. Martin
Robert E. McEntee
Richard S. Miller, Esq.
Robert Rachesky
Barnett Rukin
Peter Southway
Richard F. Tice
Leonard J. Vorcheimer
Joseph L. Vozza
Spencer B. Witty

Valley National Bank

OFFICERS

Gerald H. Lipkin, Chairman of the Board, President & CEO

Spencer B. Witty, Vice Chairman

EXECUTIVE VICE PRESIDENTS

Peter Crocitto
James G. Lawrence
Robert M. Meyer
Peter John Southway

EXECUTIVE VICE PRESIDENT & CHIEF FINANCIAL OFFICER

Alan D. Eskow

FIRST SENIOR VICE PRESIDENTS

William J. Cardew
Kermit R. Dyke
Albert L. Engel
Robert J. Farnon
Robert E. Farrell
Richard P. Garber
Eric W. Gould
Robert J. Mulligan
Garret G. Nieuwenhuis
John H. Prol

SENIOR VICE PRESIDENTS

Jack M. Blackin
Laura Blackwell
Franklin Bollhorst
Elizabeth De Laney
Carol B. Diesner
Lawrence E. Flack
Wayne Fritsch
Walter M. Horsting
Peter T. Jackey
Dorothy Kahlau
Edward L. Lawrence
Barbara Mohrbutter
Bernadette M. Mueller
John J. Murphy
Kenneth W. Nickel
Andrea T. Onorato
Susan S. Pinn
Marianne Potito
Richard M. Seguine
Thomas Sparkes

SENIOR VICE PRESIDENT & GENERAL COUNSEL

Lucinda P. Long

SENIOR VICE PRESIDENT & TRUST OFFICER

Thomas D. Pearsall

FIRST VICE PRESIDENT

Martin J. Carbotti
Robert J. Chase
Linda M. Bucey
Christopher J. Coiley
Ralph Cuono
Stephen P. Davey
Joseph J. DeMona
Dianne M. Grenz
William J. Kamski
Jeffrey S. Kramer
Susan N. Milch
Robert B. Rose
Harry A. Rosen
Sandra L. Seville
Robert F. Sierchio
Alfred Sorrentino, Jr.
Robert Stanton
Joseph A. Telinbacco
Brian Tish
Robert C. Vliet

FIRST VICE PRESIDENT & CONTROLLER

Christine Mozer-Baldyga

Commonwealth All Service Title Agency

Joseph A. Perconti, President

Hallmark Capital Management, Inc.

Peter S. Hagerman, President & CEO

Merchants Bank of New York Division

Spencer B. Witty, Chairman of the Board

James G. Lawrence, President

William J. Cardew, Vice Chairman

FIRST SENIOR VICE PRESIDENT

John H. Prol

SENIOR VICE PRESIDENTS

Michael D. Altman
Gerald H. Attanasio
Rosemarie A. Calabro
Joseph M. Cestone
Leonard S. Levine
Janet L. Markel

Merchants New York Commercial Corp.

Irwin Schwartz, President

New Century Asset Management Corporation

Robert C. Kleiber, President & CEO

Valley Commercial Capital, LLC

Walter M. Horsting, President

Advisory Boards

Auto Dealer Advisory Board

P. Russell Bodrato
All-Brands Auto Sales, Inc.

Irwin Burack
Burack Chevrolet-Oldsmobile, Inc.

Steven K. Cooper
Jack Trebour Ford Suzuki

Sanford Dorf
D & C Chevrolet Company

Lawrence T. Fette
Fette Imports, Inc.

Kenneth Gensinger
Gensinger Motors

Nicholas Hagedoorn
Borough Jeep/Eagle Chrysler/Plymouth, Inc.

Leonard Haiken
Prestige Imports, Inc.

Lee M. Horner
Wyman Ford, Inc.

Sanford Kalb
Retired

Stuart Lasser
Saturn of Denville/ Morristown/Livingston

Gerald A. Lustig
Acura of Denville

Samuel A. Magarino
Magarino Ford-Mercury

John S. Merriam
Gearhart Enterprises, Inc.

Eugene C. Meyers
Hawthorne Auto Sales Company

Fred J. Meyers
Preakness Chevrolet, Inc.

Frank Nappa
Wayne Auto Sales, Inc.

Dennis C. Oberle
Mahwah Sales & Service, Inc.

David R. Porter
Bell Imports Ltd.

Robert X. Robertazzi
Liberty Lincoln-Mercury, Inc.

James A. Salerno
Jim Salerno Pontiac Buick GMC

Robert A. Senior
Three County Volkswagen Corporation

Peter A. Spina
Wayne Motors, Inc.

Gary M. Tursi
Gearhart Chevrolet, Inc.

Bruce Wainwright
Butler Chrysler Plymouth Jeep, Inc.

Central Regional Advisory Board

Steven Alexander, M.D.
The Valley Health System

George Bean
The George Bean Co.

Grace Bielefeldt
Bee Paper Company, Inc.

Milton Brown
Accountant

Melvin Cohen
Handi-Hut, Inc.

Morris Diamond
The Diamond Agency

Dorothy Druian
Brookdale Shop-Rite, Inc.

Phil Forte
Sandy Hill Building Supply Co.

Stanley Lee Gottlieb
The Diamond Agency

Arthur S. Gurtman
Consultant

Joseph Guttilla
Chopper Express, Inc.

Mitchell Herman
Service Fabrics, Inc.

Lester F. Herrschaft
Albert A. Stier, Inc.

Charles Infusino
Little Falls Shop-Rite, Inc.

Edna Kanter
Passaic-Clifton Driv-Ur-Self System, Inc.

Jack Kaplowitz
Birch Lumber Company

Carolyn Kessler
Kessler Industries, Inc.

Marc J. Lenner
Lester M. Entin Associates

Donald Lesser
Pine Lesser & Sons

Robert Lieberman
All-Ways Advertising Company

Anthony J. Marino
Century 21 Construction Corporation

Anthony J. Mazzone
Innovation Data Processing, Inc.

John V. McGrane
McGrane Mortgage Company

Roy G. Meyer, Sr.
Elmwood Supply Company, Inc.

Jeffrey Moll
Passaic Beth Israel Hospital

Patrick Mucci, Jr.
Group Advisory, Inc.

Gabriel L. Papera
Allstate Can Corporation

George Poydinecz
Developer

Joshua Rabinowitz
Consultant

Vincent Riviello
KTI New Jersey Fibers, Inc.

Gerd Rohmert
Mayer Textiles Machine Corporation

Neal Schuman
Arthur Schuman, Inc.

Elliott Taradash
Chelton Realty, Inc.

Eastern Regional Advisory Board

Carmen B. Alecci
West Hudson Hospital

JoAnn Andriola
Book Chevrolet Buick, Inc.

Gary D. Bennett, Esq.
Koch, Koch & Bennett

Gilbert Buchalter
Pharmaceutical Innovations, Inc.

Thomas Cifelli
Cifelli Associates

John Coffey, Esq.
Attorney-at-Law

Francis Costenbader, Esq.
Attorney-at-Law

Charles Cumella
Fedco Steel Corporation

Andrew Fiore, Jr.
AWF Leasing Corporation

John E. Garippa, Esq.
Attorney-at-Law

Alan Golub
Modern Electric Co.

Peter A. Goodman
Goodman Sales Co., Inc.

Charles B. Hummel
Hummel Machine & Tool Co.

Robert Kuhl
J. Kuhl Metals, Inc.

Joseph LaScala
Bell Mill Construction Co., Inc.

Alan Lambiase
River Terminal Development Co.

Thomas J. Lazur
National Siding Corporation

John J. Martello
John J. Martello, Inc.

Thomas Martin
CP Test Services, Inc.

Joseph Melone
San Carlo Restaurant

David Newton
Newrent, Inc.

Robert A. Nicosia
Universal Bonding Insurance Co.

Joseph Petito
Sunset Deli & Liquors

Peter Pfaff
Pfaff Tool & Manufacturing, Inc.

Licinio Silva
Silva & Silva, Inc.

Maria Silva
European Travel Agency

Pasquale P. Tremonte
Fulton Building Co., Inc.

Richard Tully
Kearny Shop Rite

William Van Ness
Van Ness Plastic Molding Co.

J. Scott Wright
Graphic Management, Inc.

New York Regional Advisory Board

Joseph Abergel
Jomark Textiles, Inc.

Stanley Blum
Blum & Fink, Inc.

Edward Blumenfeld
Blumenfeld Development Group, Ltd.

Leonard Boxer, Esq.
Stroock Stroock & Lavan LLP

Jack Forgash
Tri-Realty Management Corporation

Sidney Gould
Bruckner Plumbing & Heating Corporation

Rudolf H. Hertz
Consultant

Robert Israel
Kentshire Galleries, Ltd.

Peter Jakobson, Jr.
Jakobson Properties, LLC

Steven U. Leitner, Esq.
Attorney-at-Law

William Lerner
Imperial Parking Systems, Inc.

Nathan Lubow
Consultant

Sara L. Mayes
Fashion Accessories Shippers Association, Inc.

Alan Mirken
Aaron Publishing Group

Mitchell J. Nelson, Esq.
Salans, Hertzfeld, Heilbrunn, Christy & Viener

Joel I. Picket
Gotham Organization, Inc.

Harvey Ravner
Real Estate Investor

Leonard Schlussel
Welbilt Equipment Corporation

Charles I. Silberman
S. Parker Hardware Manufacturing Corporation

Alvin Singer
Singer Nelson Charlmers

Marcia Toledano
990 AvAmericas Associates

John Usdan
Midwood Management Corporation

Northern Regional Advisory Board

Donald Aronson
Donald Aronson Consulting Group

Donald W. Barney
Consultant

Stanley Berenzweig
Rag Shops, Inc.

Peter Damon Brown
Heather Hill Sportswear

Ralph A. Contini,
Certified Public Accountant

Michael D'Agostino
Zuckerberg's Industrial Park

Donald N. Dinallo
Terminal Construction Corporation

Bernard Dorfman, Esq.
Attorney-at-Law

Harold Effron
Effron Realty Associates

Leon Finver
Continental Agency of Florida, Inc.

Judith Greenberg
Heritage Management Co.

Arthur Joseph
Krass-Joseph, Inc.

Robert W. Landzettel
Lazon Paint & Wallpaper Co.

Burton Lerner
Tenavision, Inc.

Lawrence Levy, Esq.
Marcus & Levy

Stewart C. Libes
Consultant

Anthony F. Marangi
CDM 400 Enterprises

John Nakashian
H.H. Nakashian & Sons

Kenneth Olsen
Glatt Air Techniques, Inc.

Hal Parnes
The Parnes Company

Richard Pearson
Fleet Equipment Co.

James R. Poole
Poole & Company

Robert J. Shannon, Jr.
Administrator, Township of Wyckoff

Alfred Simon
Certified Public Accountant

Albert Skoglund
Hiller & Skoglund, Inc.

Marvin Van Dyk
Van Dyk Health Care, Inc.

Arthur M. Weis
Capintec, Inc.

Richard H. Weisinger, Esq.
Fischer, Weisinger, Caliguire & Porter

Southern Regional Advisory Board

Alan Braunstein
Worldwide Wholesale Floor Coverings, Inc.

Bernard Burkhoff
The Real Estate Investment Group

Frederick L. Cohen
Cohen, Friedman, Dorman & Co.

William Cohen
Golightly Candy Company

Anthony Costa
Restauranteur

Jack Felicio
Rhombus Software, Inc.

Gerald B. Green
Consultant

Steven R. Gross
Tyser Metro & Company

Kenneth Jayson
Jayson Oil Company

Herbert Lefkowitz
Consolidated Simon Distributors, Inc.

Seymour Litwin
Prudential Pioneer Real Estate

Lawrence J. Massaro
Lordina Builders, Inc.

Cosimo Pedicini
CEPS Construction Co.

Tino Rosa
Rosa Agency, Inc.

Anthony Sa
Sa & Sons Construction Company, Inc.

Theodore Schiller
Schiller & Pittenger, P.C.

Marvin H. Strauss
Chairman, Newark Chapter Service Corps of Retired Executives (SCORE)

Sanford C. Vogel, Esq.
Attorney-at-Law

Western Regional Advisory Board

Edward F. Boscia
J.B. Ward & Sons, Inc.

Albert Burlando
Almetek Industries, Inc.

Vincent D'Accardi
Lake Developers

Steven Dickman
Dickman Business Brokers

Paul Dunajchuk
Roxbury Water Co.

Thomas D. Farkas
Herbert L. Farkas Company

Eugene Feyl
E-F Food Systems, Inc.

Alan Goldstein, Esq.
Nussbaum, Stein, Goldstein & Bronstein

George Hagemeister
Consultant

Jackie Harrison
Center For Humanistic Change

Willard L. Hedden
Consultant

Robert A. Hopler
Stroud-Hopler, Inc.

Gilbert R. Jacobs
JA-BAR Silicone Corporation

Joel A. Kobert, Esq.
Courter, Kobert, Laufer & Cohen

Joseph Kubert
The Joe Kubert School of Cartoon & Graphic Art, Inc.

Dennis C. Kwasnik
Tee Pee Packaging, Inc.

James Luke
Grove Associates

David Madden
Permaquid Underwriting Brokerage, Inc.

William H. McNear
McNear Excavating, Inc.

Kathleen Medore
National Fruit & Essences, Inc.

Ronald Petillo
Petillo Enterprises, Inc.

Roy Solondz
Roxbury Mortgage Co., Inc.

Robert Viersma
Bob Viersma & Sons, Inc.

Stella Visaggio
Hackettstown Community Hospital

Henry M. Winstead
H & W Tool Company, Inc.

West Essex Regional Advisory Board

Sanford D. Axelband
Barclay Program Services, LLC

Jeffrey Birnberg
J. Birnberg & Associates, LLC

David M. Collins
Consultant

Thomas D. Collins
Hardware Consultant

Patrick D'Angola
ARCS Fabricators, Inc.

Joseph J. DeLuccia, Esq.
Attorney-at-Law

Kenneth Elkin
KG Specialty Steel, Inc.

Nicholas S. Gentile, Jr.
Pompton Lakes Building Supply Co.

Jay Gerish
J. Gerish, Inc.

Donald Gottheimer
D & B Wholesale Cosmetics, Inc.

Ronald Higgins
RLM Insurance Agency

Frank Kobola
Kobrun Investments

Gary Len
GRL Advisors

Richard Len
GRL Advisors

Sanford Levine
Sanford Levine & Sons Packaging Corp.

William J. Lloyd
Retired Funeral Director

Charles A. Lota
Certified Public Accountant

Saul Lupin, CPA
Smolin, Lupin & Company, PA

Solomon W. Masters
Real Estate Broker

Robert Ringley
Ber Plastics, Inc.

Stacey Rudbart
Morgan Stanley Dean Witter

Ben Sher
Sher Distributing Co., Inc.

Dr. Arnold Speert
William Paterson University

Robert J. Topchik
Consultant

Richard Ullman
National Prescription Administrators, Inc.

Salvatore Valente
Bildisco Manufacturing Co., Inc.

Community CRA Advisory Committee

John Atlas, Esq.
Passaic County Legal Aid Society

Barbara Dunn
Paterson Habitat For Humanity

John Griffith
Public Service Electric & Gas Company

Christopher Kui
Asian Americans for Equality

Joseph Masciandaro
Care Plus NJ, Inc.

Rev. Earl Modean
Ret. First Lutheran Church, Clifton

Victoria E. Taylor
Martin Luther King, Jr. Senior Center

Shareholder Information

CORPORATE ADDRESS

Valley National Bancorp
1455 Valley Road
Wayne, New Jersey 07470
(973) 305-8800

STOCK LISTING

Valley National Bancorp common stock is traded on the New York Stock Exchange under the symbol VLY.

ANNUAL MEETING

Wednesday, April 10, 2002
3:00 PM
Radisson
690 Route 46 East
Fairfield, New Jersey 07004
(973) 227-9200



Dianne M. Grenz, First Vice President Shareholder Relations

FORM 10-K

Valley National Bancorp will provide, without charge, a copy of its 2001 Annual Report or Form 10-K. Requests should be sent to:

Dianne M. Grenz
First Vice President
Shareholder Relations Dept.
Valley National Bancorp
1455 Valley Road
Wayne, New Jersey 07470
(973) 305-3380
dmgrenz@valleynationalbank.com

The 2001 Annual Report and Form 10-K are also available on our web site at www.valleynationalbank.com.

FINANCIAL INFORMATION

Investors, security analysts and others seeking financial information should submit a request in writing to:

Alan D. Eskow
Executive Vice President &
Chief Financial Officer
Valley National Bancorp
1455 Valley Road
Wayne, New Jersey 07470

SHAREHOLDER INQUIRIES, DIVIDEND REINVESTMENT PLAN, AND REGISTRAR AND TRANSFER AGENT

For information regarding share accounts of common stock or Valley's Dividend Reinvestment Plan, please contact the Registrar and Transfer Agent or Valley National Bancorp:

American Stock Transfer &
Trust Company
40 Wall Street
New York, New York 10005
Attn: Shareholder Relations Department
(800) 937-5449
Dividend Reinvestment Plan
(800) 278-4353

Valley National Bancorp
Attn: Shareholders Relations Department
(800) 522-4100, ext. 3380
(973) 305-3380

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2001

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from __________ to ____________

Commission File Number 1-11277

VALLEY NATIONAL BANCORP

(Exact name of registrant as specified in its charter)

New Jersey **(State or other jurisdiction of Incorporation or organization)**	**22-2477875** **(I.R.S. Employer Identification Number)**
1455 Valley Road **Wayne, NJ** **(Address of principal executive office)**	**07470** **(Zip Code)**

973-305-8800
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of exchange on which registered
Common Stock, no par value	New York Stock Exchange
VNB Capital Trust I 7.75% Trust Originated Securities (and the Guarantee by Valley National Bancorp with respect thereto)	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

The aggregate market value of the voting stock held by non-affiliates of the Registrant was approximately $2.3 billion on December 31, 2001.

There were 75,934,989 shares of Common Stock outstanding at February 8, 2002.

Documents incorporated by reference:

Certain portions of the Registrant's Definitive Proxy Statement (the "2002 Proxy Statement") for the 2002 Annual Meeting of Shareholders to be held April 10, 2002 will be incorporated by reference in Part III.

TABLE OF CONTENTS

		Page
PART I		
Item 1.	Business	3
Item 2.	Properties	8
Item 3.	Legal Proceedings	8
Item 4.	Submission of Matters to a Vote of Security Holders	8
Item 4A.	Executive Officers of the Registrant	9
PART II		
Item 5.	Market for Registrant's Common Stock and Related Shareholder Matters	10
Item 6.	Selected Financial Data	11
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	12
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	32
Item 8.	Financial Statements and Supplementary Data:	
	Valley National Bancorp and Subsidiaries:	
	Consolidated Statements of Financial Condition	33
	Consolidated Statements of Income	34
	Consolidated Statements of Changes in Shareholders' Equity	35
	Consolidated Statements of Cash Flows	36
	Notes to Consolidated Financial Statements	37
	Independent Auditors' Report	66
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	67
PART III		
Item 10.	Directors and Executive Officers of the Registrant	67
Item 11.	Executive Compensation	67
Item 12.	Security Ownership of Certain Beneficial Owners and Management	67
Item 13.	Certain Relationships and Related Transactions	67
PART IV		
Item 14.	Exhibits, Financial Statement Schedules and Reports on Form 8-K	67
	Signatures	71

PART I

Item 1. *Business*

Valley National Bancorp ("Valley") is a New Jersey corporation registered as a bank holding company under the Bank Holding Company Act of 1956, as amended ("Holding Company Act"). At December 31, 2001, Valley had consolidated total assets of $8.6 billion, total deposits of $6.3 billion and total shareholders' equity of $678.4 million. In addition to its principal subsidiary, Valley National Bank ("VNB"), Valley formed a subsidiary during 2001, VNB Capital Trust I, through which it issued trust preferred securities.

VNB is a national banking association chartered in 1927 under the laws of the United States. VNB provides a full range of commercial and retail banking services. At December 31, 2001, VNB maintained 126 branch offices located in northern New Jersey and Manhattan. These services include the following: the acceptance of demand, savings and time deposits; extension of consumer, real estate, Small Business Administration ("SBA") and other commercial credits; equipment leasing; and personal and corporate trust, as well as pension and fiduciary services. VNB also provides through wholly-owned subsidiaries the services of a title insurance agency and Securities and Exchange Commission ("SEC")-registered investment advisors.

VNB has several subsidiaries which are included in the consolidated financial statements of Valley. The subsidiaries include a mortgage servicing company, a company which holds, maintains and manages investment assets for VNB, a subsidiary which owns and services auto loans, a title insurance agency, asset management advisors which are SEC-registered investment advisors, an Edge Act Corporation which is the holding company for a wholly-owned finance company located in Toronto, Canada, a subsidiary which specializes in asset-based lending, a real estate investment trust subsidiary which owns real estate related investments, a subsidiary which owns some of the real estate utilized by VNB and real estate related investments, and a subsidiary which offers both commercial equipment leases and financing for general aviation aircraft. These subsidiaries are wholly-owned by VNB, except Valley owns less than 1% of a holding company for the real estate investment trust and the real estate subsidiary and except the real estate investment trust subsidiary, which must have 100 or more shareholders to qualify as a real estate investment trust, has issued an immaterial amount of preferred stock to outside shareholders, many of whom are Valley employees.

VNB has four business segments it monitors and reports on to manage its business operations. These segments are consumer lending, commercial lending, investment portfolio, and corporate and other adjustments. For financial data on the four business segments see Part II, Item 8, "Financial Statements and Supplementary Data—Note 20 of the Notes to Consolidated Financial Statements."

Recent Developments

Valley restructured an existing subsidiary during December of 2001, by contributing to it some of Valley's existing real estate owned properties and some of its real estate related securities. Valley anticipates that it will contribute additional real estate owned properties to the subsidiary during 2002*. The restructuring will provide substantial tax benefits during 2002.* Beginning in 2003, there will be a smaller amount of recurring annual tax benefits from this restructuring*. The benefits will reduce Valley's effective tax rate below its historical rate of approximately 34 percent.

On November 7, 2001, Valley completed a $175.0 million public offering of 7.75 percent trust preferred securities. Valley issued the trust preferred securities through its subsidiary, VNB Capital Trust I, a Delaware business trust. An additional $25.0 million in trust preferred securities was sold by Valley on November 15, 2001 upon the exercise of the underwriters' overallotment option. These trust preferred securities are traded on the New York Stock Exchange preferred stock listing. Valley intends to use the net proceeds for general corporate purposes, which include the repurchase of our common stock and the repayment of debt, and may include investments in or advances to our existing or future subsidiaries.

In late June 2001 Valley began operations of Valley Commercial Capital, LLC, a new leasing company, which offers both commercial equipment leases and financing for general aviation aircraft. This transaction involved the purchase of approximately $44.0 million of small aircraft loans.

On January 19, 2001 Valley completed its merger with Merchants New York Bancorp, Inc. ("Merchants"), parent of The Merchants Bank of New York headquartered in Manhattan. Under the terms of the merger agreement, each outstanding share of Merchants common stock was exchanged for 0.7634 shares of Valley common stock. As a result, a total of approximately 14 million shares of Valley common stock were exchanged (the exchange rate and number of shares exchanged have not been restated for the 5 percent stock dividend issued May 18, 2001). This merger added seven branches in Manhattan. The transaction was accounted for utilizing the pooling-of-interests method of accounting. The consolidated financial statements of Valley have been restated to include Merchants for all periods presented.

Competition

The market for banking and bank-related services is highly competitive. Valley and VNB compete with other providers of financial services such as other bank holding companies, commercial and savings banks, savings and loan associations, credit unions, money market and mutual funds, mortgage companies, title agencies, asset managers and a growing list of other local, regional and national institutions which offer financial services. Mergers between financial institutions within New Jersey and in neighboring states have added competitive pressure. Competition is expected to intensify as a consequence of the Gramm-Leach-Bliley Act (discussed below) and interstate banking laws now in effect or that may be in effect in the future. Valley and VNB compete by offering quality products and convenient services at competitive prices. In order to maintain and enhance its competitive position, Valley regularly reviews its products, locations, alternative delivery channels and various acquisition prospects and periodically engages in discussions regarding possible acquisitions.

Employees

At December 31, 2001, VNB and its subsidiaries employed 2,129 full-time equivalent persons. Management considers relations with its employees to be satisfactory.

SUPERVISION AND REGULATION

The banking industry is highly regulated. Statutory and regulatory controls increase a bank holding company's cost of doing business and limit the options of its management to deploy assets and maximize income. The following discussion is not intended to be a complete list of all the activities regulated by the banking laws or of the impact of such laws and regulations on the bank. It is intended only to briefly summarize some material provisions.

Bank Holding Company Regulation

Valley is a bank holding company within the meaning of the Holding Company Act. As a bank holding company, Valley is supervised by the Board of Governors of the Federal Reserve System ("FRB") and is required to file reports with the FRB and provide such additional information as the FRB may require.

The Holding Company Act prohibits Valley, with certain exceptions, from acquiring direct or indirect ownership or control of more than five percent of the voting shares of any company which is not a bank and from engaging in any business other than that of banking, managing and controlling banks or furnishing services to subsidiary banks, except that it may, upon application, engage in, and may own shares of companies engaged in, certain businesses found by the FRB to be so closely related to banking "as to be a proper incident thereto." The Holding Company Act requires prior approval by the FRB of the acquisition by Valley of more than five percent of the voting stock of any additional bank. Satisfactory capital ratios and Community Reinvestment Act ratings and anti-money laundering policies are generally prerequisites to obtaining federal regulatory approval to make acquisitions. The policy of the FRB provides that a bank holding company is expected to act as a source of financial strength to its subsidiary bank and to commit resources to support the subsidiary bank in circumstances in which it might not do so absent that policy. Acquisitions through VNB require approval of the office of the

Comptroller of the Currency of the United States ("OCC"). The Holding Company Act does not place territorial restrictions on the activities of non-bank subsidiaries of bank holding companies. The Gramm-Leach-Bliley Act, discussed below, allows Valley to expand into insurance, securities, merchant banking activities, and other activities that are financial in nature. As of the date hereof, Valley and VNB have not utilized such powers.

The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 ("Interstate Banking and Branching Act") enables bank holding companies to acquire banks in states other than its home state, regardless of applicable state law. The Interstate Banking and Branching Act also authorizes banks to merge across state lines, thereby creating interstate branches. Under the legislation, each state had the opportunity to "opt-out" of this provision. Furthermore, a state may "opt-in" with respect to *de novo* branching, thereby permitting a bank to open new branches in a state in which the bank does not already have a branch. Without *de novo* branching, an out-of-state commercial bank can enter the state only by acquiring an existing bank or branch. The vast majority of states have allowed interstate banking by merger but have not authorized *de novo* branching.

New Jersey enacted legislation to authorize interstate banking and branching and the entry into New Jersey of foreign country banks. New Jersey did not authorize *de novo* branching into the state. However, under federal law, federal savings banks which meet certain conditions may branch *de novo* into a state, regardless of state law.

Recent Legislation

As part of the USA Patriot Act, signed into law on October 26, 2001, Congress adopted the International Money Laundering Abatement and Financial Anti-Terrorism Act of 2001 (the "Act"). The Act authorizes the Secretary of the Treasury, in consultation with the heads of other government agencies, to adopt special measures applicable to financial institutions such as banks, bank holding companies, broker-dealers and insurance companies. Among its other provisions, the Act requires each financial institution: (i) to establish an anti-money laundering program; (ii) to establish due diligence policies, procedures and controls that are reasonably designed to detect and report instances of money laundering in United States private banking accounts and correspondent accounts maintained for non-United States persons or their representatives; and (iii) to avoid establishing, maintaining, administering, or managing correspondent accounts in the United States for, or on behalf of, a foreign shell bank that does not have a physical presence in any country. In addition, the Act expands the circumstances under which funds in a bank account may be forfeited and requires covered financial institutions to respond under certain circumstances to requests for information from federal banking agencies within 120 hours.

Treasury regulations implementing the due diligence requirements must be issued no later than April 24, 2002. Whether or not regulations are adopted, the law becomes effective July 23, 2002. Additional regulations are to be adopted during 2002 to implement minimum standards to verify customer identity, to encourage cooperation among financial institutions, federal banking agencies, and law enforcement authorities regarding possible money laundering or terrorist activities, to prohibit the anonymous use of "concentration accounts," and to require all covered financial institutions to have in place a Bank Secrecy Act compliance program.

The Act also amends the Bank Holding Company Act and the Bank Merger Act to require the federal banking agencies to consider the effectiveness of a financial institution's anti-money laundering activities when reviewing an application under these acts.

In late 2000, the American Home Ownership and Economic Act of 2000 instituted a number of regulatory relief provisions applicable to national banks, such as permitting national banks to have classified directors and to merge their business subsidiaries into the bank.

The Gramm-Leach-Bliley Financial Modernization Act of 1999 became effective in early 2000. The Modernization Act:

- allows bank holding companies meeting management, capital and Community Reinvestment Act standards to engage in a substantially broader range of non-banking activities than was previously permissible, including insurance underwriting and making merchant banking investments in commercial and financial companies;

- allows insurers and other financial services companies to acquire banks;
- removes various restrictions that previously applied to bank holding company ownership of securities firms and mutual fund advisory companies; and
- establishes the overall regulatory structure applicable to bank holding companies that also engage in insurance and securities operations.

If a bank holding company elects to become a financial holding company, it files a certification, effective in 30 days, and thereafter may engage in certain financial activities without further approvals.

The OCC has adopted rules to allow national banks to form subsidiaries to engage in financial activities allowed for financial holding companies. Electing national banks must meet the same management and capital standards as financial holding companies but may not engage in insurance underwriting, real estate development or merchant banking. Sections 23A and 23B of the Federal Reserve Act apply to financial subsidiaries and the capital invested by a bank in its financial subsidiaries will be eliminated from the bank's capital in measuring all capital ratios.

The Modernization Act modified other financial laws, including laws related to financial privacy and community reinvestment.

Additional proposals to change the laws and regulations governing the banking and financial services industry are frequently introduced in Congress, in the state legislatures and before the various bank regulatory agencies. The likelihood and timing of any such changes and the impact such changes might have on Valley cannot be determined at this time.

Regulation of Bank Subsidiary

VNB is subject to the supervision of, and to regular examination by, the OCC.

Various laws and the regulations thereunder applicable to Valley and its bank subsidiary impose restrictions and requirements in many areas, including capital requirements, the maintenance of reserves, establishment of new offices, the making of loans and investments, consumer protection, employment practices and entry into new types of business. There are various legal limitations, including Sections 23A and 23B of the Federal Reserve Act, which govern the extent to which a bank subsidiary may finance or otherwise supply funds to its holding company or its holding company's non-bank subsidiaries. Under federal law, no bank subsidiary may, subject to certain limited exceptions, make loans or extensions of credit to, or investments in the securities of, its parent or the non-bank subsidiaries of its parent (other than direct subsidiaries of such bank which are not financial subsidiaries) or take their securities as collateral for loans to any borrower. Each bank subsidiary is also subject to collateral security requirements for any loans or extensions of credit permitted by such exceptions.

Dividend Limitations

Valley is a legal entity separate and distinct from its subsidiaries. Valley's revenues (on a parent company only basis) result in substantial part from dividends paid to Valley by VNB. Payment of dividends to Valley by its subsidiary bank, without prior regulatory approval, is subject to regulatory limitations. Under the National Bank Act, dividends may be declared only if, after payment thereof, capital would be unimpaired and remaining surplus would equal 100 percent of capital. Moreover, a national bank may declare, in any one year, dividends only in an amount aggregating not more than the sum of its net profits for such year and its retained net profits for the preceding two years. In addition, the bank regulatory agencies have the authority to prohibit a bank subsidiary from paying dividends or otherwise supplying funds to Valley if the supervising agency determines that such payment would constitute an unsafe or unsound banking practice.

Loans to Related Parties

VNB's authority to extend credit to its directors, executive officers and 10 percent stockholders, as well as to entities controlled by such persons, is currently governed by the requirements of the National Bank Act and

Regulation O of the FRB thereunder. Among other things, these provisions require that extensions of credit to insiders (i) be made on terms that are substantially the same as, and follow credit underwriting procedures that are not less stringent than, those prevailing for comparable transactions with unaffiliated persons and that do not involve more than the normal risk of repayment or present other unfavorable features and (ii) not exceed certain limitations on the amount of credit extended to such persons, individually and in the aggregate, which limits are based, in part, on the amount of the bank's capital. In addition, extensions of credit in excess of certain limits must be approved by the bank's board of directors.

Community Reinvestment

Under the Community Reinvestment Act ("CRA"), as implemented by OCC regulations, a national bank has a continuing and affirmative obligation consistent with its safe and sound operation to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. The CRA requires the OCC, in connection with its examination of a national bank, to assess the association's record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications by such association. The CRA also requires all institutions to make public disclosure of their CRA ratings. VNB received a "satisfactory" CRA rating in its most recent examination.

Restrictions on Activities Outside the United States

Valley's activities in Canada are conducted through VNB and in the United States are subject to Sections 25 and 25A of the Federal Reserve Act, certain regulations under the National Bank Act and, primarily, Regulation K promulgated by the FRB. Under these provisions, VNB may invest no more than 10 percent of its capital in foreign banking operations. In addition to investments, VNB may extend credit or guarantee loans for these entities and such loans or guarantees are generally not subject to the loans to one person limitation, although they are subject to prudent banking limitations. The foreign banking operations of VNB are subject to supervision by the FRB, as well as the OCC. In Canada, VNB's activities also are subject to the laws and regulations of Canada and to regulation by Canadian banking authorities. Regulation K generally restricts activities by United States banks outside of the United States to activities that are permitted for banks within the United States. As a consequence, activities by VNB through its subsidiaries outside of the United States would generally be limited to banking and activities closely related to banking with certain significant exceptions.

FIRREA

Under the Financial Institutions Reform, Recovery, and Enforcement Act of 1989 ("FIRREA"), a depository institution insured by the Federal Deposit Insurance Corporation ("FDIC") can be held liable for any loss incurred by, or reasonably expected to be incurred by, the FDIC in connection with (i) the default of a commonly controlled FDIC-insured depository institution or (ii) any assistance provided by the FDIC to a commonly controlled FDIC-insured depository institution in danger of default. These provisions have commonly been referred to as FIRREA's "cross guarantee" provisions. Further, under FIRREA the failure to meet capital guidelines could subject a bank to a variety of enforcement remedies available to federal regulatory authorities.

FIRREA also imposes certain independent appraisal requirements upon a bank's real estate lending activities and further imposes certain loan-to-value restrictions on a bank's real estate lending activities. The bank regulators have promulgated regulations in these areas.

FDICIA

Pursuant to the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), each federal banking agency has promulgated regulations, specifying the levels at which a financial institution would be considered "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," or "critically undercapitalized," and to take certain mandatory and discretionary supervisory actions based on the

capital level of the institution. To qualify to engage in financial activities under the Modernization Act, all depository institutions must be "well capitalized". The financial holding company of a national bank will be put under directives to raise its capital levels or divest its activities if the depository institution falls from that level.

The OCC's regulations implementing these provisions of FDICIA provide that an institution will be classified as "well capitalized" if it (i) has a total risk-based capital ratio of at least 10.0 percent, (ii) has a Tier 1 risk-based capital ratio of at least 6.0 percent, (iii) has a Tier 1 leverage ratio of at least 5.0 percent, and (iv) meets certain other requirements. An institution will be classified as "adequately capitalized" if it (i) has a total risk-based capital ratio of at least 8.0 percent, (ii) has a Tier 1 risk-based capital ratio of at least 4.0 percent, (iii) has Tier 1 leverage ratio of (a) at least 4.0 percent or (b) at least 3.0 percent if the institution was rated 1 in its most recent examination, and (iv) does not meet the definition of "well capitalized." An institution will be classified as "undercapitalized" if it (i) has a total risk-based capital ratio of less than 8.0 percent, (ii) has a Tier 1 risk-based capital ratio of less than 4.0 percent, or (iii) has a Tier 1 leverage ratio of (a) less than 4.0 percent or (b) less than 3.0 percent if the institution was rated 1 in its most recent examination. An institution will be classified as "significantly undercapitalized" if it (i) has a total risk-based capital ratio of less than 6.0 percent, (ii) has a Tier 1 risk-based capital ratio of less than 3.0 percent, or (iii) has a Tier 1 leverage ratio of less than 3.0 percent. An institution will be classified as "critically undercapitalized" if it has a tangible equity to total assets ratio that is equal to or less than 2.0 percent. An insured depository institution may be deemed to be in a lower capitalization category if it receives an unsatisfactory examination rating.

In addition, significant provisions of FDICIA required federal banking regulators to impose standards in a number of other important areas to assure bank safety and soundness, including internal controls, information systems and internal audit systems, credit underwriting, asset growth, compensation, loan documentation and interest rate exposure.

Item 2. *Properties*

VNB's corporate headquarters consist of three office buildings located adjacent to each other in Wayne, New Jersey. These headquarters encompass commercial, mortgage and consumer lending, the operations and data processing center, and the executive offices of both Valley and VNB. Two of the three buildings are owned by a subsidiary of VNB and leased to VNB, the other building is leased by VNB from an independent third party.

VNB owns another office building in Wayne, New Jersey which is occupied by those departments and subsidiaries providing trust and investment management services. A subsidiary of VNB also owns an office building and condominium office in Manhattan, which are leased to VNB and which house a portion of its New York lending and operations.

VNB provides banking services at 126 locations of which 54 locations are owned by VNB or a subsidiary of VNB and leased to VNB, and 72 locations are leased from independent third parties.

Item 3. *Legal Proceedings*

There were no material pending legal proceedings to which Valley or any of its direct or indirect subsidiaries were a party, or to which their property was subject, other than ordinary routine litigations incidental to business and which are not expected to have any material effect on the business or financial condition of Valley.

Item 4. *Submission of Matters to a Vote of Security Holders*

None.

Item 4A. ***Executive Officers of the Registrant***

Names	Age at December 31, 2001	Executive Officer Since	Office
Gerald H. Lipkin	60	1975	Chairman of the Board, President and Chief Executive Officer of Valley and VNB
Spencer B. Witty	87	2001	Vice Chairman of Valley and VNB
Peter Crocitto	44	1991	Executive Vice President of Valley and VNB
Alan D. Eskow	53	1993	Executive Vice President and Chief Financial Officer of Valley and VNB
James G. Lawrence	58	2001	Executive Vice President of Valley and VNB
Robert M. Meyer	55	1997	Executive Vice President of Valley and VNB
Peter John Southway	41	1989	Executive Vice President of Valley and VNB
William J. Cardew	75	2001	First Senior Vice President of VNB
Kermit R. Dyke	54	2001	First Senior Vice President of VNB
Albert L. Engel	53	1998	First Senior Vice President of VNB
Robert J. Farnon	63	1998	First Senior Vice President of VNB
Robert E. Farrell	55	1990	First Senior Vice President of VNB
Richard P. Garber	58	1992	First Senior Vice President of VNB
Eric W. Gould	33	2001	First Senior Vice President of VNB
Robert J. Mulligan	54	1991	First Senior Vice President of VNB
Garret G. Nieuwenhuis	61	2001	First Senior Vice President of VNB
John H. Prol	64	1992	First Senior Vice President of VNB
Jack M. Blackin	59	1993	Senior Vice President of Valley and VNB

All officers serve at the pleasure of the Board of Directors.

PART II

Item 5. ***Market for Registrant's Common Stock and Related Shareholder Matters***

Valley's common stock trades on the New York Stock Exchange ("NYSE") under the symbol VLY. The following table sets forth for each quarter period indicated the high and low sales prices for the common stock of Valley, as reported by the NYSE, and the cash dividends paid per share for each quarter. The amounts shown in the table below have been adjusted for all stock dividends.

	Year 2001			Year 2000		
	High	**Low**	**Dividend**	**High**	**Low**	**Dividend**
First Quarter	$31.67	$23.86	$0.248	$25.41	$19.22	$0.236
Second Quarter	28.35	25.71	0.265	25.73	22.68	0.248
Third Quarter	29.80	25.60	0.265	26.31	22.38	0.248
Fourth Quarter	32.95	28.00	0.265	32.03	24.65	0.248

Federal laws and regulations contain restrictions on the ability of Valley and VNB to pay dividends. For information regarding restrictions on dividends, see Part I, Item 1, "Business—Dividend Limitations" and Part II, Item 8, "Financial Statements and Supplementary Data—Note 16 of the Notes to Consolidated Financial Statements."

There were 9,359 shareholders of record as of December 31, 2001.

In 2000, Valley issued 60,507 shares of its common stock to the shareholders of Hallmark Capital Management, Inc. pursuant to a merger of Hallmark into a subsidiary of Valley, and in 2001 issued 26,329 shares of Valley common stock pursuant to subsequent earn-out payments. These shares were exempt from registration under the Securities Act of 1933 because they were issued in a Private Placement under Section 4(2) of the Act and Regulation D thereunder. These shares have been subsequently registered for resale on Form S-3 under the Securities Act.

Item 6. *Selected Financial Data*

The following selected financial data should be read in conjunction with Valley's Consolidated Financial Statements and the accompanying notes presented elsewhere herein.

	Years ended December 31,				
	2001	2000	1999	1998	1997
	(in thousands, except for share data)				
Summary of Operations:					
Interest income (taxable equivalent)	$ 559,557	$ 575,003	$ 524,758	$ 505,096	$ 498,424
Interest expense	218,653	252,648	208,792	208,531	212,436
Net interest income (taxable equivalent)	340,904	322,355	315,966	296,565	285,988
Less: tax equivalent adjustment	6,071	6,797	6,940	7,535	8,785
Net interest income	334,833	315,558	309,026	289,030	277,203
Provision for loan losses	15,706	10,755	11,035	14,070	14,830
Net interest income after provision for loan losses	319,127	304,803	297,991	274,960	262,373
Gains on securities transactions, net	3,564	355	2,625	1,480	2,158
Non-interest income	64,912	58,745	51,178	49,342	48,219
Non-interest expense	188,248	171,139	164,719	170,097	163,579
Income before income taxes	199,355	192,764	187,075	155,685	149,171
Income tax expense	64,151	66,027	61,734	38,512	44,458
Net income	$ 135,204	$ 126,737	$ 125,341	$ 117,173	$ 104,713
Per Common Share (1):					
Earnings per share:					
Basic	$ 1.74	$ 1.61	$ 1.52	$ 1.41	$ 1.26
Diluted	1.73	1.60	1.51	1.39	1.24
Dividends	1.04	0.98	0.93	0.85	0.73
Book value	8.87	8.41	8.04	8.41	7.75
Weighted average shares outstanding:					
Basic	77,626,780	78,612,928	82,383,289	83,218,702	83,246,901
Diluted	78,038,664	79,235,570	83,162,607	84,361,995	84,111,102
Ratios:					
Return on average assets	1.68%	1.66%	1.70%	1.70%	1.54%
Return on average shareholders' equity	19.70	20.24	18.30	17.72	16.88
Average shareholders' equity to average assets	8.53	8.22	9.31	9.58	9.12
Dividend payout	56.40	56.59	53.30	50.33	51.16
Risk-based capital:					
Tier 1 capital	14.09	11.26	12.03	13.82	14.03
Total capital	15.15	12.33	13.17	15.05	15.15
Leverage capital	10.26	8.48	8.81	9.71	9.15
Financial Condition at Year-End:					
Assets	$ 8,583,765	$ 7,901,260	$ 7,755,707	$ 7,168,540	$ 6,882,167
Loans, net of allowance	5,268,004	5,127,115	4,927,621	4,446,806	4,245,011
Deposits	6,306,974	6,136,828	6,010,233	5,904,473	5,756,168
Shareholders' equity	678,375	655,982	652,708	702,787	646,794

(1) All per share amounts have been restated to reflect the 5 percent stock dividend issued May 18, 2001, and all prior stock splits and dividends.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The purpose of this analysis is to provide the reader with information relevant to understanding and assessing Valley's results of operations for each of the past three years and financial condition for each of the past two years. In order to fully appreciate this analysis the reader is encouraged to review the consolidated financial statements and statistical data presented in this document.

Cautionary Statement Concerning Forward-Looking Statements

This Form 10-K, both in the MD & A and elsewhere, contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are not historical facts and include expressions about management's confidence and strategies and management's expectations about new and existing programs and products, relationships, opportunities, taxation, technology and market conditions. These statements may be identified by an "asterisk" (*) or such forward-looking terminology as "expect," "look," "believe," "anticipate," "may," "will," or similar statements or variations of such terms. Such forward-looking statements involve certain risks and uncertainties. These include, but are not limited to, the direction of interest rates, loan prepayment assumptions, cash flows, deposit growth, the direction of the economy in New Jersey and New York especially as it has been affected by recent developments, continued levels of loan quality and origination volume, continued relationships with major customers including sources for loans, as well as the effects of general economic conditions and legal and regulatory barriers and structure. Actual results may differ materially from such forward-looking statements. Valley assumes no obligation for updating any such forward-looking statement at any time.

Recent Developments

Valley restructured an existing subsidiary during December of 2001, by contributing to it some of Valley's existing real estate owned properties and some of its real estate related securities. Valley anticipates that it will contribute additional real estate owned properties to the subsidiary during 2002*. The restructuring will provide substantial tax benefits during 2002.* Beginning in 2003, there will be a smaller amount of recurring annual tax benefits from this restructuring.* The benefits will reduce Valley's effective tax rate below its historical rate of approximately 34 percent.

On November 7, 2001, Valley completed a $175.0 million public offering of 7.75 percent trust preferred securities. Valley issued the trust preferred securities through its subsidiary VNB Capital Trust I, a Delaware business trust. An additional $25.0 million in trust preferred securities was sold by Valley on November 15, 2001 upon the exercise of the underwriters' overallotment option. These trust preferred securities are traded on the New York Stock Exchange preferred stock listing. Valley intends to use the net proceeds for general corporate purposes, which include the repurchase of our common stock and the repayment of debt, and may include investments in or advances to our existing or future subsidiaries.

In late June 2001 Valley began operations of Valley Commercial Capital, LLC, a new leasing company, which offers both commercial equipment leases and financing for general aviation aircraft. This transaction involved the purchase of approximately $44.0 million of small aircraft loans.

On January 19, 2001 Valley completed its merger with Merchants New York Bancorp, Inc. ("Merchants"), parent of The Merchants Bank of New York headquartered in Manhattan. Under the terms of the merger agreement, each outstanding share of Merchants common stock was exchanged for 0.7634 shares of Valley common stock. As a result, a total of approximately 14 million shares of Valley common stock were exchanged (the exchange rate and number of shares exchanged have not been restated for the 5 percent stock dividend issued May 18, 2001). This merger added seven branches in Manhattan. The transaction was accounted for utilizing the pooling-of-interest method of accounting. The consolidated financial statements of Valley have been restated to include Merchants for all periods presented.

Earnings Summary

Net income was $135.2 million, or $1.73 per diluted share in 2001 compared with $126.7 million, or $1.60 per diluted share, in 2000 (2000 earnings per share amounts have been restated to give effect to the 5 percent

stock dividend issued May 18, 2001). Net income includes a net, after tax charge of $7.0 million, or $0.09 per diluted share, recorded in connection with the first quarter acquisition of Merchants. Excluding the merger charge, net income for the year ended December 31, 2001 was $142.2 million, or $1.82 diluted share. Return on average assets for 2001 rose to 1.68 percent compared with 1.66 percent in 2000, while the return on average equity was 19.70 percent in 2001 compared with 20.24 percent in 2000. Excluding the merger charge, the return on average assets and the return on average equity would have been 1.77 percent and 20.73 percent, respectively, for the year ended December 31, 2001.

Although interest rates declined throughout 2001, Valley's net interest income increased $19.3 million, contributing to increased earnings per share. An increase in loan volume helped offset the decline in interest rates. Earnings for 2001 were also impacted by the pre-tax $4.9 million gain recorded relating to the sale of the cobranded ShopRite MasterCard credit card portfolio offset by the pre-tax merger-related charge of $9.0 million from the acquisition of Merchants and $2.3 million of distributions on the recently issued trust preferred securities.

Net Interest Income

Net interest income continues to be the largest source of Valley's operating income. Net interest income on a tax equivalent basis increased to $340.9 million for 2001 compared with $322.4 million for 2000. Higher average balances of total interest earning assets, primarily loans and taxable investments, were offset partially by lower average interest rates for these interest earning assets during 2001. For 2001 total interest bearing liabilities increased causing interest expense to increase, but was more than offset by declining rates associated with the liabilities compared to 2000. The net interest margin increased to 4.45 percent for 2001 compared with 4.40 percent for 2000. Beginning in January 2001 the Federal Reserve decreased short-term interest rates eleven times during the year amounting to 475 basis points due to the general weakness in the economy. As the prime rate declined, Valley was able to reduce liability costs contributing to an increase in its net interest margin and net interest income. There can be no assurances how future changes in interest rates will affect net interest income.

Average interest earning assets increased $349.5 million or 4.8 percent in 2001 over the 2000 amount. This was mainly the result of the increase in average balance of loans of $134.1 million or 2.6 percent and the increase in average balance of taxable investments of $197.3 million or 10.2 percent.

Average interest bearing liabilities for 2001 increased $289.9 million or 5.1 percent from 2000. Average savings deposits increased $128.8 million or 5.7 percent and average time deposits increased $35.1 million or 1.4 percent from 2000. Average short-term borrowings decreased $169.4 million or 39.1 percent over 2000 balances. Average long-term debt, which includes primarily Federal Home Loan Bank ("FHLB") advances, increased $295.4 million, or 50.7 percent. During 2001, in conjunction with declining interest rates, Valley began to extend maturities on its short-term borrowings by converting to longer term FHLB advances resulting in a large increase in long-term debt and decrease in short-term borrowings. The extension of maturities is part of an effort to more closely match Valley's funding sources with its loan portfolio and reduce future interest rate risk.*

Average interest rates, in all categories of interest earning assets and interest bearing liabilities, decreased during 2001 compared to 2000. The average interest rate for loans decreased 62 basis points to 7.68 percent and the average interest rate for taxable investments decreased 30 basis points to 6.53 percent. Average interest rates on total interest earning assets decreased 56 basis points to 7.30 percent. Average interest rates also decreased on total interest bearing liabilities by 78 basis points to 3.65 percent from 4.43 percent. Average interest rates on deposits decreased by 81 basis points to 3.26 percent. The increase in the net interest margin from 4.40 percent in 2000 to 4.45 percent in 2001 resulted from a larger increase in net interest income in relationship to the growth in average interest earning assets and from reduced liability costs in conjunction with reduced yields in a declining interest rate environment. Valley will generally be able to increase the net interest margin in a declining rate environment, as there are a greater amount of liabilities tied to short-term rates than assets.* Conversely, in a rising interest rate environment, Valley may have some reduction in net interest income.* For further information, see the caption Interest Rate Sensitivity discussed in this Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following table reflects the components of net interest income for each of the three years ended December 31, 2001, 2000 and 1999.

ANALYSIS OF AVERAGE ASSETS, LIABILITIES AND SHAREHOLDERS' EQUITY AND NET INTEREST INCOME ON A TAX EQUIVALENT BASIS

	2001			2000			1999		
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
					(in thousands)				
Assets									
Interest earning assets									
Loans (1)(2)	$5,199,999	$399,330	7.68%	$5,065,852	$420,500	8.30%	$4,682,882	$374,829	8.00%
Taxable investments (3)	2,136,459	139,511	6.53	1,939,191	132,400	6.83	2,000,861	126,858	6.34
Tax-exempt investments(1)(3)	221,752	16,100	7.26	244,833	17,851	7.29	252,632	18,370	7.27
Federal funds sold and other short-term investments	109,768	4,616	4.21	68,615	4,252	6.20	93,856	4,701	5.01
Total interest earning assets	7,667,978	$559,557	7.30	7,318,491	$575,003	7.86	7,030,231	$524,758	7.46
Allowance for loan losses	(63,564)			(65,706)			(63,505)		
Cash and due from banks	182,955			187,625			194,104		
Other assets	229,067			217,160			201,110		
Unrealized gain(loss) on securities available for sale	25,962			(36,774)			(2,614)		
Total assets	$8,042,398			$7,620,796			$7,359,326		
Liabilities and Shareholders' Equity									
Interest bearing liabilities									
Savings deposits	$2,389,179	$ 45,742	1.91%	$2,260,379	$ 57,470	2.54%	$2,276,031	$ 49,170	2.16%
Time deposits	2,458,168	112,417	4.57	2,423,099	133,156	5.50	2,456,289	120,531	4.91
Total interest bearing deposits	4,847,347	158,159	3.26	4,683,478	190,626	4.07	4,732,320	169,701	3.59
Short-term borrowings	263,497	11,424	4.34	432,849	26,598	6.14	321,144	16,394	5.10
Long-term debt	878,364	49,070	5.59	582,980	35,424	6.08	387,571	22,697	5.86
Total interest bearing liabilities	5,989,208	218,653	3.65	5,699,307	252,648	4.43	5,441,035	208,792	3.84
Demand deposits	1,301,231			1,254,103			1,174,621		
Other liabilities	36,114			41,190			58,657		
Capital securities	29,686			—			—		
Shareholders' equity	686,159			626,196			685,013		
Total liabilities and shareholders' equity	$8,042,398			$7,620,796			$7,359,326		
Net interest income (tax equivalent basis)		340,904			322,355			315,966	
Tax equivalent adjustment		*(6,071)*			*(6,797)*			(6,940)	
Net interest income		$334,833			$315,558			$309,026	
Net interest rate differential			3.65%			3.43%			3.62%
Net interest margin (4)			4.45%			4.40%			4.49%

(1) Interest income is presented on a tax equivalent basis using a 35 percent tax rate.
(2) Loans are stated net of unearned income and include non-accrual loans.
(3) The yield for securities that are classified as available for sale is based on the average historical amortized cost.
(4) Net interest income on a tax equivalent basis as a percentage of total average interest earning assets.

The following table demonstrates the relative impact on net interest income of changes in volume of interest earning assets and interest bearing liabilities and changes in rates earned and paid by Valley on such assets and liabilities.

CHANGE IN NET INTEREST INCOME ON A TAX EQUIVALENT BASIS

	2001 Compared to 2000 Increase(Decrease)(2)			2000 Compared to 1999 Increase(Decrease)(2)		
	Interest	Volume	Rate	Interest	Volume	Rate
			(in thousands)			
Interest income:						
Loans (1)	$(21,172)	$10,917	$(32,089)	$45,671	$31,435	$14,236
Taxable investments	7,113	13,058	(5,945)	5,542	(3,996)	9,538
Tax-exempt investments(1)	(1,751)	(1,676)	(75)	(519)	(569)	50
Federal funds sold and other short-term investments	364	2,017	(1,653)	(449)	(1,424)	975
	(15,446)	24,316	(39,762)	50,245	25,446	24,799
Interest expense:						
Savings deposits	(11,728)	3,123	(14,851)	8,300	(340)	8,640
Time deposits	(20,739)	1,901	(22,640)	12,625	(1,648)	14,273
Short-term borrowings	(15,174)	(8,658)	(6,516)	10,204	6,435	3,769
Long-term debt	13,646	16,700	(3,054)	12,727	11,844	883
	(33,995)	13,066	(47,061)	43,856	16,291	27,565
Net interest income (tax equivalent basis)	$ 18,549	$11,250	$ 7,299	$ 6,389	$ 9,155	$(2,766)

(1) Interest income is adjusted to a tax equivalent basis using a 35 percent tax rate.

(2) Variances resulting from a combination of changes in volume and rates are allocated to the categories in proportion to the absolute dollar amounts of the change in each category.

Non-Interest Income

The following table presents the components of non-interest income for the years ended December 31, 2001, 2000 and 1999.

NON-INTEREST INCOME

	Years ended December 31,		
	2001	2000	1999
	(in thousands)		
Trust and investment services	$ 4,404	$ 3,563	$ 2,414
Service charges on deposit accounts	19,171	18,180	15,864
Gains on securities transactions, net	3,564	355	2,625
Fees from loan servicing	10,818	10,902	8,387
Credit card fee income	3,535	8,403	8,655
Gains on sales of loans, net	10,601	2,227	2,491
Bank owned life insurance	2,120	—	—
Other	14,263	15,470	13,367
Total non-interest income	$68,476	$59,100	$53,803

Non-interest income continues to represent a considerable source of income for Valley. Excluding gains on securities transactions, total non-interest income amounted to $64.9 million for 2001 compared with $58.7 million for 2000.

Trust and investment services includes income from trust operations, brokerage commissions, and asset management fees. Additional fee income to Valley during 2000 and 2001 resulted primarily from the July 6, 2000 acquisition of Hallmark Capital Management, Inc. ("Hallmark"), a New Jersey based investment management firm. The acquisition was accounted for as a purchase accounting transaction. Fee income from asset management and brokerage commissions were negatively impacted by the equity market decline during 2001.

Service charges on deposit accounts increased $991 thousand or 5.5 percent from $18.2 million for the year ended December 31, 2000 to $19.2 million in 2001. A majority of this increase was due to an increase in service fees charged.

Gains on securities transactions, net increased $3.2 million to $3.6 million for the year ended December 31, 2001 as compared to $355 thousand for the year ended December 31, 2000. The majority of securities sold during 2001 were mortgage backed securities, which, in the current economic environment of heavy refinancing activity, were experiencing above normal prepayments. Additional sales may take place with changes in interest rates to adjust for portfolio yields and duration.*

Included in fees from loan servicing are fees for servicing residential mortgage loans and SBA loans. For the year ended December 31, 2001, fees from servicing residential mortgage loans totaled $9.5 million and fees from servicing SBA loans totaled $1.3 million, relatively unchanged from the prior year. The aggregate principal balances of mortgage loans serviced by VNB's subsidiary VNB Mortgage Services, Inc. ("MSI") for others approximated $2.4 billion, $2.5 billion and $2.2 billion at December 31, 2001, 2000 and 1999, respectively. The heavy prepayment activity resulted in less fee income from the serviced mortgage loan portfolio. If long-term interest rates remain low, then this level of prepayments and reduced fee income may continue.*

Credit card fee income decreased $4.9 million for the year ended December 31, 2001 as compared to the prior year due to the sale of the $66.6 million co-branded ShopRite MasterCard credit card portfolio in January 2001. Valley will continue to maintain its own credit card portfolio, due to customer relationships, which had a balance of $12.7 million at December 31, 2001.

Gains on sales of loans were $10.6 million for the year 2001 compared to $2.2 million for the prior year. A $4.9 million gain was recorded in January 2001 on the ShopRite Mastercard credit card portfolio sale described above. Also included in the gain on sale of loans for 2001 is a $3.7 million gain on the sale of newly originated low interest rate, 15 and 30 year fixed rate residential mortgages, as well as some mortgages with higher interest rates and with a greater likelihood of prepayment in a declining interest rate environment. Management sells most new long-term fixed rate loans with low interest rates to reduce future interest rate risk.* Approximately $2.0 million of gain was recorded on the sale of SBA loans by VNB into the secondary market in 2001. The comparable gain amounts for the year ended December 31, 2000 for the sale of residential mortgage loans and SBA loans were $244 thousand and $2.0 million, respectively. The increase in the gain on sale of residential mortgage loans was due to the increase in the volume of loans sold and changes in interest rates.

During the third quarter of 2001, Valley invested $100.0 million in Bank Owned Life Insurance (BOLI) and added another $50.0 million during the first quarter of 2002 to help offset the rising cost of employee benefits. The investment portfolio was reduced by the like amount, causing net interest income to decline. Income of $2.1 million was recorded from the BOLI during the year ended December 31, 2001 and was reported as other income. BOLI income is exempt from federal and state taxes. The BOLI is invested in investment securities similar to Valley's investment portfolio and is managed by two investment firms.

Other non-interest income decreased $1.2 million to $14.3 million in 2001 as compared to 2000. This decrease is primarily attributed to the gain recorded on two bank buildings sold by Valley during 2000 acquired in previous acquisitions.

Non-Interest Expense

The following table presents the components of non-interest expense for the years ended December 31, 2001, 2000 and 1999.

NON-INTEREST EXPENSE

	Years ended December 31,		
	2001	2000	1999
		(in thousands)	
Salary expense	$ 79,826	$ 76,116	$ 70,596
Employee benefit expense	18,200	18,037	17,406
FDIC insurance premiums	1,151	1,239	1,350
Net occupancy expense	17,775	15,469	14,641
Furniture and equipment expense	10,700	10,731	9,299
Credit card expense	1,538	5,032	5,070
Amortization of intangible assets	10,170	7,725	5,369
Advertising	6,392	4,682	5,336
Merger-related charges	9,017	—	3,005
Distribution on capital securities	2,282	—	—
Other	31,197	32,108	32,647
Total non-interest expense	$188,248	$171,139	$164,719

Excluding merger-related charges, non-interest expense totaled $179.2 million for 2001, an increase of $8.1 million or 4.7 percent from the 2000 level. The largest components of non-interest expense were salaries and employee benefit expense which totaled $98.0 million in 2001 compared to $94.2 million in 2000, an increase of 4.1 percent. At December 31, 2001, full-time equivalent staff was 2,129 compared to 2,087 at the end of 2000. The increase in salary expense includes Valley's new leasing subsidiary, new branches, and other expanded operations.

The efficiency ratio measures a bank's gross operating expense as a percentage of fully-taxable equivalent net interest income and other non-interest income without taking into account security gains and losses and other non-recurring items. Valley's efficiency ratio for the year ended December 31, 2001 was 44.4 percent, one of the lowest in the industry, compared with an efficiency ratio for 2000 of 45.2 percent. Valley strives to control its efficiency ratio and expenses as a means of producing increased earnings for its shareholders.*

Net occupancy expense increased $2.3 million or 14.9 percent during 2001 in comparison to 2000. The increase in this expense can be attributed to an overall increase in the cost of operating bank facilities and from new branch locations.

Credit card expense includes processing expenses and fraud losses for both the co-branded ShopRite credit card portfolio and Valley's own credit card portfolio, and cardmember rebates for the co-branded ShopRite credit card portfolio. The decrease in credit card expense was the result of the sale of the ShopRite credit card portfolio in January 2001.

Amortization of intangible assets, consisting primarily of amortization of loan servicing rights, increased $2.4 million or 31.7 percent to $10.2 million. An analysis is completed quarterly to determine the adequacy of the mortgage servicing asset. A valuation of $2.0 million was recorded in the third and fourth quarters of 2001 as a result of a large volume of prepayments on higher interest rate mortgages. Additional increases to the reserve may be recorded during 2002 should high levels of prepayments continue.* Also included in amortization of intangible assets is $650 thousand of goodwill amortization recorded during 2001. Under the new accounting rules, annual amortization of goodwill will cease. Instead, Valley will periodically review the goodwill asset for impairment, and record an impairment reserve for any decline in value.

During the first quarter of 2001, Valley recorded merger-related charges of $9.0 million related to the acquisition of Merchants. On an after tax basis, these charges totaled $7.0 million or $0.09 per diluted share. These charges include only identified direct and incremental costs associated with this acquisition. Items included in these charges were the following: personnel expenses which include severance payments for terminated directors of Merchants; professional fees which include investment banking, accounting and legal fees; and other expenses which include the disposal of data processing equipment and the write-off of supplies and other assets not considered useful in the operation of the combined entities. The major components of the merger-related charge, consisting of professional fees, personnel and the disposal of data processing equipment, totaled $4.4 million, $3.2 million and $486 thousand, respectively. Of the total merger-related charge, $5.9 million or 65.5 percent was paid or charged to the reserve through December 31, 2001. The remaining balance of $3.1 million is expected to be paid based on existing contractual arrangements.*

Distributions on capital securities consist primarily of amounts required to be paid or accrued on the $200 million of 7.75 percent trust preferred securities issued in November of 2001. The interest cost for the full year 2002 will approximate $15.5 million.

The significant components of other non-interest expense include data processing, professional fees, postage, telephone and stationery expense which totaled approximately $14.9 million for 2001, compared to $15.7 million for 2000.

Income Taxes

Income tax expense as a percentage of pre-tax income was 32.2 percent for the year ended December 31, 2001 compared to 34.3 percent in 2000. The effective tax rate was impacted by the effect of nondeductible merger expenses, tax benefits associated with loan charge-offs, additional state tax benefits and non taxable income from a $100.0 million investment in BOLI. After adjusting for these items, the effective tax rate for the year 2001 would have been approximately 33.6 percent. Valley restructured an existing subsidiary during December of 2001, by contributing to it some of Valley's existing real estate owned properties and some of its real estate related securities. Valley anticipates that it will contribute additional real estate owned properties to the subsidiary during 2002.* The restructuring will provide substantial tax benefits during 2002.* Beginning in 2003, there will be a smaller amount of recurring annual benefits from this restructuring.* The benefits will reduce Valley's effective tax rate below its historical rate of approximately 34 percent.*

Business Segments

VNB has four business segments it monitors and reports on to manage its business operations. These segments are consumer lending, commercial lending, investment portfolio and corporate and other adjustments. Lines of business and actual structure of operations determine each segment. Each is reviewed routinely for its asset growth, contribution to pre-tax net income and return on average interest-earning assets. Expenses related to the branch network, all other components of retail banking, along with the back office departments of the bank are allocated from the corporate and other adjustments segment to each of the other three business segments. The financial reporting for each segment contains allocations and reporting in line with VNB's operations, which may not necessarily be compared to any other financial institution. The accounting for each segment includes internal accounting policies designed to measure consistent and reasonable financial reporting. For financial data on the four business segments see Part II, Item 8, "Financial Statements and Supplementary Data—Note 20 of the Notes to Consolidated Financial Statements."

The consumer lending segment had a return on average interest earning assets before taxes of 3.12 percent for the year ended December 31, 2001 compared to 2.54 percent for the year ended December 31, 2000. Average interest earning assets decreased $129.7 million, which is attributable to a decrease in automobile lending offset partially by an increase in home equity and residential mortgage lending. Average interest rates on consumer loans decreased by 18 basis points, while the cost of funds decreased by 60 basis points. The majority of the rates on these loans are fixed and do not adjust with changes in short term interest rates. Normal cash flow, high prepayment volume and new loans at lower rates caused the decline in yield. Income before income taxes increased $12.2 million primarily as a result of increased non-interest income of $3.7 million associated with the sale of residential mortgage loans. In addition, the sale of $66.6 million of credit card receivables during the first quarter of 2001 reduced non-interest expense by $4.6 million compared to the prior year.

The return on average interest earning assets before taxes for the commercial lending segment decreased 64 basis points to 2.85 percent for the year ended December 31, 2001. Average interest earning assets increased $246.7 million as a result of an increased volume of loans and the purchase of approximately $44.0 million in small aircraft loans. Interest rates on commercial loans decreased by 112 basis points due to a decline in interest rates on a large number of adjustable rate loans, while the cost of funds decreased by 60 basis points. Income before income taxes decreased $7.8 million primarily as a result of a decline in the yield on loans offset by an increase in average interest earning assets.

The investment portfolio segment had a return on average interest earning assets, before taxes, of 2.46 percent for the year ended December 31, 2001, 35 basis points more than the year ended December 31, 2000. Average interest earning assets increased by $232.5 million. The yield on interest earning assets decreased by 34 basis points to 6.46 percent. Cash flows from investments, specifically mortgage backed securities, prepaid at a faster pace during 2001 due to lower long term interest rates on mortgage loans, and these funds were reinvested in lower rate alternatives causing the decline in yield. This can be expected to continue during 2002 if long-term interest rates remain low.* Income before income taxes increased 28.5 percent to $60.2 million.

The corporate segment represents income and expense items not directly attributable to a specific segment including merger-related charges, non-recurring gains on sales of loans, and service charges on deposit accounts. The loss before taxes for the corporate segment increased to $16.8 million for the year ended December 31, 2001 and was due primarily to the pre-tax merger related charges of $9.0 million incurred during 2001.

ASSET/LIABILITY MANAGEMENT

Interest Rate Sensitivity

Valley's success is largely dependent upon its ability to manage interest rate risk. Interest rate risk can be defined as the exposure of Valley's net interest income to the movement in interest rates. Valley does not currently use derivatives to manage market and interest rate risks. Valley's interest rate risk management is the responsibility of the Asset/Liability Management Committee ("ALCO"), which reports to the Board of Directors. ALCO establishes policies that monitor and coordinate Valley's sources, uses and pricing of funds.

Valley uses a simulation model to analyze net interest income sensitivity to movements in interest rates. The simulation model projects net interest income based on various interest rate scenarios over a twelve and twenty-four month period. The model is based on the maturity and repricing characteristics of rate sensitive assets and liabilities. The model incorporates certain assumptions which management believes to be reasonable regarding the impact of changing interest rates, the prepayment assumptions of certain assets and liability retention. According to the model run for year end 2001, over a twelve month period, an interest rate increase of 100 basis points resulted in a decrease in net interest income of approximately $2.9 million while an interest rate decrease of 100 basis points resulted in an increase in net interest income of approximately $5.0 million. Management cannot provide any assurance about the actual effect of changes in interest rates on Valley's net interest income.* The model assumes changes in interest rates without any proactive change in the balance sheet by managment.

Valley's net interest margin is affected by changes in interest rates and cash flow from its loan and investment portfolio. In a low interest rate environment, greater cash flow is received from mortgage loans and investments due to greater refinancing activity. These larger cash flows are then reinvested into alternative investments at lower interest rates causing net interest margin pressure. Valley actively manages these cash flows in conjunction with its liability rates to maximize net interest margin.

The following table shows the financial instruments that are sensitive to changes in interest rates, categorized by expected maturity, and the instruments' fair value at December 31, 2001. Market risk sensitive instruments are generally defined as on-and-off balance sheet financial instruments.

INTEREST RATE SENSITIVITY ANALYSIS

	2002	2003	2004	2005	2006	Thereafter	Total Balance	Fair Value
Interest sensitive assets:								
Investment securities held to maturity	$ 14,450	$ 1,572	$ 9,873	$ 8,542	$ 7,752	$ 450,872	$ 503,061	$ 476,872
Investment securities available for sale	855,902	349,939	231,054	137,937	82,682	514,181	2,171,695	2,171,695
Loans:								
Commercial	792,492	92,148	67,241	38,776	20,986	69,209	1,080,852	1,073,347
Mortgage	595,857	434,609	321,685	235,117	203,887	1,104,855	2,896,010	2,862,473
Consumer	680,126	305,084	198,794	100,971	39,211	30,759	1,354,945	1,460,358
Total interest sensitive assets	$2,938,827	$1,193,352	$828,647	$521,343	$354,518	$2,169,876	$8,006,563	$8,044,745
Interest sensitive liabilities:								
Deposits:								
Savings	$ 478,457	$ 535,031	$535,031	$299,939	$149,969	$ 449,908	$2,448,335	$2,448,335
Time	1,983,952	268,440	79,002	51,257	23,646	6,321	2,412,618	2,437,233
Short-term borrowings	304,262	—	—	—	—	—	304,262	304,262
Long-term debt	167,039	127,030	142,033	53,012	154,036	332,578	975,728	971,567
Total interest sensitive liabilities	$2,933,710	$ 930,501	$756,066	$404,208	$327,651	$ 788,807	$6,140,943	$6,161,397
Interest sensitivity gap	$ 5,117	$ 262,851	$ 72,581	$117,135	$ 26,867	$1,381,069	$1,865,620	$1,883,348
Ratio of interest sensitive assets to interest sensitive liabilities	1.00:1	1.28:1	1.10:1	1.29:1	1.08:1	2.75:1	1.30:1	1.31:1

Expected maturities are contractual maturities adjusted for all payments of principal. Valley uses certain assumptions to estimate fair values. For investment securities and loans, expected maturities are based upon contractual maturity, projected repayments and prepayments of principal. The prepayment experience reflected herein is based on historical experience. The actual maturities of these instruments could vary substantially if future prepayments differ from historical experience. For non maturity deposit liabilities, in accordance with standard industry practice and Valley's own historical experience, "decay factors" were used to estimate deposit runoff.

The total positive gap repricing within 1 year as of December 31, 2001 was $5.1 million, representing a ratio of interest sensitive assets to interest sensitive liabilities of 1.00:1. Management does not view this amount as presenting an unusually high risk potential, although no assurances can be given that Valley is not at risk from interest rate increases or decreases.*

Liquidity

Liquidity measures the ability to satisfy current and future cash flow needs as they become due. Maintaining a level of liquid funds through asset/liability management seeks to ensure that these needs are met at a reasonable cost. On the asset side, liquid funds are maintained in the form of cash and due from banks, federal funds sold, investments securities held to maturity maturing within one year, securities available for sale and loans held for sale. Liquid assets amounted to $2.5 billion and $2.0 billion at December 31, 2001 and 2000, respectively. This represents 31.7 percent and 26.7 percent of earning assets, and 29.6 percent and 25.5 percent of total assets at December 31, 2001 and 2000, respectively.

On the liability side, the primary source of funds available to meet liquidity needs is Valley's core deposit base, which generally excludes certificates of deposit over $100 thousand. Core deposits averaged approximately $5.1 billion for the year ended December 31, 2001 and $5.0 billion for the year ended December 31, 2000, representing 66.8 percent and 68.5 percent of average earning assets. Demand deposits have continued to increase, while savings deposits have shown recent increases as a result of low interest rates on other deposits and the effects of a declining equity market. The level of time deposits is affected by interest rates offered, which is often influenced by Valley's need for funds. During 2001, Valley utilized the brokered certificate of deposit ("CD") market in an attempt to attract longer term deposits and will continue to utilize this source as needed. At December 31, 2001, brokered CD's totaled $68.9 million. Short-term and long-term borrowings through Federal funds lines, repurchase agreements, Federal Home Loan Bank ("FHLB") advances and large dollar certificates of deposit, generally those over $100 thousand, are used as funding sources. Additional liquidity is derived from scheduled loan and investment payments of principal and interest, as well as prepayments received. In 2001, proceeds from the sales of investment securities available for sale were $357.1 million, and proceeds of $1.2 billion were generated from investment maturities. Purchases of investment securities in 2001 were $2.0 billion. Short-term borrowings and certificates of deposit over $100 thousand amounted to $1.3 billion and $1.4 billion, on average, for the years ended December 31, 2001 and 2000, respectively.

During 2001, a substantial amount of loan growth was funded from a combination of deposit growth, normal loan payments and prepayments, and borrowings. Valley anticipates using funds from all of the above sources to fund loan growth during 2002.*

The following table lists, by maturity, all certificates of deposit of $100 thousand and over at December 31, 2001. These certificates of deposit are generated primarily from core deposit customers.

	(in thousands)
Less than three months	$ 888,580
Three to six months	76,894
Six to twelve months	122,541
More than twelve months	11,281
	$1,099,296

Valley's recurring cash requirements consist primarily of dividends to shareholders and distributions on trust preferred securities. This cash need is routinely satisfied by dividends collected from its subsidiary bank along with cash and investments owned. Projected cash flows from this source are expected to be adequate to pay dividends and distributions on trust preferred securities, given the current capital levels and current profitable operations of its subsidiary.* In addition, Valley has, as approved by the Board of Directors, repurchased shares of its outstanding common stock. The cash required for these purchases of shares has been met by using its own funds, dividends received from its subsidiary bank as well as borrowed funds and the proceeds from the issuance of $200 million capital securities. At December 31, 2001 Valley maintained a floating rate line with a third party in the amount of $35 million of which $4.0 million was outstanding. This line is available for general corporate purposes and expires June 14, 2002. Borrowings under this facility are collateralized by investment securities of no less than 120 percent of the loan balance. In addition, Valley has available a 120 day unsecured line in the amount of $20 million which matures January 25, 2002, of which none was drawn as of December 31, 2001.

Investment Securities

The amortized cost of securities held to maturity at December 31, 2001, 2000 and 1999 were as follows:

INVESTMENT SECURITIES HELD TO MATURITY

	2001	2000	1999
		(in thousands)	
Obligations of states and political subdivisions	$ 99,757	$ 78,062	$ 88,220
Mortgage-backed securities	25,912	209,836	184,746
Other debt securities	324,918	249,414	250,286
Total debt securities	450,587	537,312	523,252
FRB & FHLB stock	52,474	40,138	37,421
Total investment securities held to maturity	$503,061	$577,450	$560,673

The fair value of securities available for sale at December 31, 2001, 2000 and 1999 were as follows:

INVESTMENT SECURITIES AVAILABLE FOR SALE

	2001	2000	1999
		(in thousands)	
U.S. Treasury securities and other government agencies and corporations	$ 195,608	$ 150,621	$ 117,211
Obligations of states and political subdivisions	121,242	143,944	160,280
Mortgage-backed securities	1,812,888	1,285,395	1,281,739
Other debt securities	—	—	39,885
Total debt securities	2,129,738	1,579,960	1,599,115
Equity securities	41,957	46,126	45,052
Total investment securities available for sale	$2,171,695	$1,626,086	$1,644,167

MATURITY DISTRIBUTION OF INVESTMENT SECURITIES HELD TO MATURITY AT DECEMBER 31, 2001

	Obligations of States and Political Subdivisions		Mortgage-Backed Securities(5)		Other Debt Securities		Total(4)	
	Amortized Cost(1)	Yield (2)(3)	Amortized Cost(1)	Yield (2)	Amortized Cost(1)	Yield (2)	Amortized Cost(1)	Yield (2)
				(in thousands)				
0-1 years	$ 4,516	6.62%	$ —	— %	$ 525	3.75%	$ 5,041	6.32%
1-5 years	16,139	7.69	8,004	7.35	10,611	7.65	34,754	7.60
5-10 years	42,357	7.48	17,568	7.34	15,719	7.73	75,644	7.50
Over 10 years	36,745	6.78	340	7.98	298,063	7.32	335,148	7.26
Total securities	$99,757	7.22%	$25,912	7.35%	$324,918	7.34%	$450,587	7.31%

MATURITY DISTRIBUTION OF INVESTMENT SECURITIES AVAILABLE FOR SALE AT DECEMBER 31, 2001

	US Treasury Securities and Other Government Agencies and Corporations		Obligations of States and Political Subdivisions		Mortgage-Backed Securities(5)		Total(4)	
	Amortized Cost(1)	Yield (2)	Amortized Cost(1)	Yield (2)(3)	Amortized Cost(1)	Yield (2)	Amortized Cost(1)	Yield (2)
				(in thousands)				
0-1 years	$187,907	1.67%	$ 13,469	6.80%	$ 182,664	4.94%	$ 384,040	3.41%
1-5 years	4,542	5.39	30,505	6.00	29,942	8.51	64,989	7.11
5-10 years	—	—	67,890	7.22	196,532	6.36	264,422	6.58
Over 10 years	3,105	6.78	7,890	8.49	1,381,848	6.20	1,392,843	6.21
Total securities	$195,554	1.84%	$119,754	6.95%	$1,790,986	6.13%	$2,106,294	5.77%

(1) Amortized costs are stated at cost less principal reductions, if any, and adjusted for accretion of discounts and amortization of premiums.

(2) Average yields are calculated on a yield-to-maturity basis.

(3) Average yields on obligations of states and political subdivisions are generally tax-exempt and calculated on a tax-equivalent basis using a statutory federal income tax rate of 35 percent.

(4) Excludes equity securities which have indefinite maturities.

(5) Mortgage-backed securities are shown using stated final maturity.

Valley's investment portfolio is comprised of U.S. government and federal agency securities, tax-exempt issues of states and political subdivisions, mortgage-backed securities, equity and other securities. There were no securities in the name of any one issuer exceeding 10 percent of shareholders' equity, except for securities issued by the United States and its political subdivisions and agencies. The decision to purchase or sell securities is based upon the current assessment of long and short term economic and financial conditions, including the interest rate environment and other statement of financial condition components.

At December 31, 2001, Valley had $25.9 million of mortgaged-backed securities classified as held to maturity and $1.8 billion of mortgage-backed securities classified as available for sale. Substantially all the mortgage-backed securities held by Valley are issued or backed by federal agencies. The mortgage-backed securities portfolio is a source of significant liquidity to Valley through the monthly cash flow of principal and interest. Mortgage-backed securities, like all securities, are sensitive to changes in the interest rate environment, increasing and decreasing in value as interest rates fall and rise. As interest rates fall, the increase in prepayments can reduce the yield on the mortgage-backed securities portfolio, and reinvestment of the proceeds will be at lower yields. Conversely, rising interest rates will reduce cash flows from prepayments and extend anticipated duration of these assets. Valley monitors the changes in interest rates, cash flows and duration, to determine its investment policies.

Included in the mortgage-backed securities portfolio at December 31, 2001 were $495.8 million of collateralized mortgage obligations ("CMO's") of which $143.9 million were privately issued. CMO's had a yield of 5.65 percent and an unrealized gain of $791 thousand at December 31, 2001. Substantially all of the CMO portfolio was classified as available for sale.

As of December 31, 2001, Valley had $2.2 billion of securities available for sale, an increase of $546 thousand from December 31, 2000. These securities are recorded at their fair value. As of December 31, 2001, the investment securities available for sale had an unrealized gain of $20.8 million, net of deferred taxes, compared to an unrealized loss of $1.7 million, net of deferred taxes, at December 31, 2000. This change was primarily due to an increase in prices resulting from a decreasing interest rate environment for these investments. These securities are not considered trading account securities, which may be sold on a continuous basis, but rather are securities which may be sold to meet the various liquidity and interest rate requirements of Valley. In 2001, in connection with the Merchants acquisition, Valley reassessed the classification of securities held in the Merchants portfolio and transferred $162.4 million of securities from held to maturity to available for sale and transferred $50.0 million of securities from available for sale to held to maturity to conform with Valley's investment objectives. In 1999, in connection with the Ramapo acquisition, Valley reassessed the classification of securities held in the Ramapo portfolio and transferred $42.4 million of securities held to maturity to securities available for sale to conform with Valley's investment objectives.

Loan Portfolio

As of December 31, 2001, total loans were $5.3 billion, compared to $5.2 billion at December 31, 2000, an increase of 2.7 percent. The following table reflects the composition of the loan portfolio for the five years ended December 31, 2001.

LOAN PORTFOLIO

	2001	2000	1999	1998	1997
			(in thousands)		
Commercial	$1,080,852	$1,026,793	$ 929,673	$ 817,213	$ 781,914
Total commercial loans	1,080,852	1,026,793	929,673	817,213	781,914
Construction	206,789	160,932	123,531	112,819	94,162
Residential mortgage	1,323,877	1,301,851	1,250,551	1,055,232	1,056,286
Commercial mortgage	1,365,344	1,258,549	1,178,734	1,069,727	970,775
Total mortgage loans	2,896,010	2,721,332	2,552,816	2,237,778	2,121,223
Home equity	398,102	306,038	276,261	226,231	225,899
Credit card	12,740	83,894	92,097	108,180	146,151
Automobile	842,247	976,177	1,054,542	1,033,938	931,579
Other consumer	101,856	74,876	86,460	86,072	97,582
Total consumer loans	1,354,945	1,440,985	1,509,360	1,454,421	1,401,211
Total loans	$5,331,807	$5,189,110	$4,991,849	$4,509,412	$4,304,348
As a percent of total loans:					
Commercial loans	20.3%	19.8%	18.6%	18.1%	18.2%
Mortgage loans	54.3	52.4	51.2	49.6	49.3
Consumer loans	25.4	27.8	30.2	32.3	32.5
Total	100.0%	100.0%	100.0%	100.0%	100.0%

The majority of the increase in loans for 2001 was divided among commercial loans, commercial mortgage loans and home equity loans. It is not known if the trend of increased lending in these loan types will continue.*

The commercial loan and commercial mortgage loan portfolio has continued its steady increase. Valley targets small-to-medium size businesses within the market area of the bank for this type of lending. The increase in the commercial mortgage loan portfolio resulted primarily from new growth opportunities in the Manhattan market area, resulting from the Merchants acquisition.

The home equity loan portfolio increased $92.1 million or 30.1 percent during 2001 resulting primarily from the decrease in interest rates and increased marketing efforts by Valley of its customer base.

The decrease in credit card loans resulted from the sale of the $66.6 million cobranded ShopRite MasterCard credit card portfolio in January 2001. Valley will continue to maintain its own credit card portfolio.

For many years, VNB had maintained an automobile loan program with State Farm Insurance Company. While the loans generated by this program have been important to Valley, recent changes in market conditions for automobile lending have reduced the volume and profitablility of the program relative to other loans and investments available to the bank. Combined with the expansion of State Farm's banking activities, Valley has decided to phase out the origination of loans under this program during 2001, resulting in a decrease in outstanding automobile loans. Valley has increased its automobile lending through other sources including originations through the American Automobile Association, increased dealer activity and other insurance companies.

All loans originated by Valley through the State Farm program will remain under the bank's ownership, and Valley expects the portfolio to amortize in its normal course. As of December 31, 2001, this portfolio represented 6.3 percent of Valley's earning assets and the amount of the portfolio had decreased by 24.6 percent during the last twelve-month period. The gross yield of the portfolio for the year 2001 was 8.6 percent, prior to marketing payments to an affiliate of the insurance company, loan losses and all costs associated with originating and maintaining the portfolio. Management anticipates that the phasing out of this program should not have a material adverse effect on future net income.*

VNB has a finance company in Toronto, Canada which makes auto loans referred through State Farm Insurance Company. This Canadian subsidiary had interest income of approximately $2.8 million for the year ended December 31, 2001, and auto loans of $28.9 million at December 31, 2001. These loans are partially funded by a capital investment by VNB of $7.4 million, with additional funding requirements satisfied by lines of credit in Canadian funds. Any foreign exchange risk is limited to the capital investment by VNB. Valley is reviewing its options with respect to this company in light of its phasing out of the State Farm program.

Much of Valley's lending is in northern New Jersey and Manhattan, with the exception of the out-of-state auto loan portfolio. However, efforts are made to maintain a diversified portfolio as to type of borrower and loan to guard against a downward turn in any one economic sector.* These loans are diversified as to type of borrower and loan. As a result of Valley's lending, this could present a geographical and credit risk if there was a significant broad based downturn of the economy within the region.

The following table reflects the contractual maturity distribution of the commercial and construction loan portfolios as of December 31, 2001:

	1 Yr. or less	Over 1 to 5 Yrs.	Over 5 Yrs.	Total
		(in thousands)		
Commercial—fixed rate	$185,760	$ 51,369	$16,223	$ 253,352
Commercial—adjustable rate	606,731	167,782	52,987	827,500
Construction—fixed rate	19,961	8,745	—	28,706
Construction—adjustable rate	82,240	95,843	—	178,083
	$894,692	$323,739	$69,210	$1,287,641

Prior to maturity of each loan with a balloon payment and if the borrower requests an extension, Valley generally conducts a review which normally includes an analysis of the borrower's financial condition and, if applicable, a review of the adequacy of collateral. A rollover of the loan at maturity may require a principal paydown.

VNB is a preferred U. S. Small Business Administration ("SBA") lender with authority to make loans without the prior approval of the SBA. VNB currently has approval to make SBA loans in New Jersey, Pennsylvania, New York, Delaware, Maryland, North and South Carolina, Virginia, Connecticut and the District of Columbia. Between 75 percent and 80 percent of each loan is guaranteed by the SBA and is generally sold into the secondary market, with the balance retained in VNB's portfolio. VNB intends to continue expanding this area of lending because it provides a good source of fee income and loans with floating interest rates tied to the prime lending rate.*

During 2001 and 2000, VNB originated approximately $31.1 million and $30.6 million of SBA loans, respectively, and sold $20.9 million and $21.9 million, respectively. At December 31, 2001 and 2000, $47.5 million and $42.6 million, respectively, of SBA loans were held in VNB's portfolio and VNB serviced for others approximately $91.8 million and $92.2 million, respectively, of SBA loans.

Non-performing Assets

Non-performing assets include non-accrual loans and other real estate owned ("OREO"). Loans are generally placed on a non-accrual status when they become past due in excess of 90 days as to payment of principal or interest. Exceptions to the non-accrual policy may be permitted if the loan is sufficiently

collateralized and in the process of collection. OREO is acquired through foreclosure on loans secured by land or real estate. OREO is reported at the lower of cost or fair value at the time of acquisition and at the lower of fair value, less estimated costs to sell, or cost thereafter.

Non-performing assets totaled $18.8 million at December 31, 2001, compared with $4.0 million at December 31, 2000, an increase of $14.8 million. Non-performing assets at December 31, 2001 and 2000, respectively, amounted to 0.35 percent and 0.08 percent of loans and OREO. Non-performing assets have increased during the current economic downturn, mostly from commercial lines of credit, of which approximately half are from the Merchants portfolio of loans. The state of the economy may result in higher non-accrual loans.* This is contrary to the previous four years during which non-performing assets steadily declined. Valley cannot predict whether this increase will continue.*

Loans 90 days or more past due and still accruing which were not included in the non-performing category totaled $10.5 million at December 31, 2001, compared to $15.0 million at December 31, 2000. These loans are primarily residential mortgage loans, commercial mortgage loans and commercial loans which are generally well-secured and in the process of collection. Also included are matured commercial mortgage loans in the process of being renewed, which totaled $3.8 million and $2.8 million at December 31, 2001 and 2000, respectively. Loans 90 days or more past due and still accruing have remained at relatively stable levels during the past three years. It is not known if this trend will continue.*

Total loans past due in excess of 30 days were 1.30 percent of all loans at December 31, 2001 compared to 1.58 percent at December 31, 2000.

The allowance for loan losses as a percent of loans has been in a declining trend since 1997 and increased slightly in 2001. Valley provides additions to the allowance generally based upon net charge-offs and changes in the composition of the loan portfolio. During the fourth quarter of 2001, Valley increased the provision to $8.1 million as a result of $8.9 million in net charge-offs incurred during the quarter, an increase in non-performing assets and the current economic environment. The provision charged to operations was $15.7 million in 2001 compared to $10.8 million in 2000, and net charge-offs were $13.9 million and $13.0 million during those same periods.

The following table sets forth non-performing assets and accruing loans which were 90 days or more past due as to principal or interest payments on the dates indicated, in conjunction with asset quality ratios for Valley.

LOAN QUALITY

	2001	2000	1999	1998	1997
			(in thousands)		
Loans past due in excess of 90 days and still accruing	$10,456	$14,952	$12,194	$ 7,769	$16,667
Non-accrual loans	$18,483	$ 3,883	$ 3,910	$ 7,653	$10,539
Other real estate owned	329	129	2,256	4,261	4,450
Total non-performing assets	$18,812	$ 4,012	$ 6,166	$11,914	$14,989
Troubled debt restructured loans	$ 891	$ 949	$ 4,852	$ 6,387	$ 6,723
Non-performing loans as a % of loans	0.35%	0.07%	0.08%	0.17%	0.24%
Non-performing assets as a % of loans plus other real estate owned	0.35%	0.08%	0.12%	0.26%	0.35%
Allowance as a % of loans	1.20%	1.19%	1.29%	1.39%	1.38%

During 2001, lost interest on non-accrual loans amounted to $463 thousand, compared with recovered interest of $126 thousand in 2000.

Although substantially all risk elements at December 31, 2001 have been disclosed in the categories presented above, management believes that for a variety of reasons, including economic conditions, certain borrowers may be unable to comply with the contractual repayment terms on certain real estate and commercial loans. As part of the analysis of the loan portfolio by management, it has been determined that there are approximately $11.9 million in potential problem loans at December 31, 2001, which have not been classified as non-accrual, past due or restructured.* Potential problem loans are defined as performing loans for which management has serious doubts as to the ability of such borrowers to comply with the present loan repayment terms and which may result in a non-performing loan. Of these potential problem loans, $4.9 million is considered at risk after collateral values and guarantees are taken into consideration.* There can be no assurance that Valley has identified all of its potential problem loans. At December 31, 2000, Valley had identified approximately $29.4 million of potential problem loans which were not classified as non-accrual, past due or restructured.

Asset Quality and Risk Elements

Lending is one of the most important functions performed by Valley and, by its very nature, lending is also the most complicated, risky and profitable part of Valley's business. For commercial loans, construction loans and commercial mortgage loans, a separate credit department is responsible for risk assessment, credit file maintenance and periodically evaluating overall creditworthiness of a borrower. Additionally, efforts are made to limit concentrations of credit so as to minimize the impact of a downturn in any one economic sector.* These loans are diversified as to type of borrower and loan. However, most of these loans are in northern New Jersey and Manhattan, presenting a geographical and credit risk if there was a significant downturn of the economy within the region.

Residential mortgage loans are secured primarily by 1-4 family properties located mainly within northern New Jersey. Conservative underwriting policies are adhered to and loan to value ratios are generally less than 80 percent.

Consumer loans are comprised of home equity loans, credit card loans and automobile loans. Home equity and automobile loans are secured loans and are made based on an evaluation of the collateral and the borrower's creditworthiness. The majority of automobile loans have been originated through a program with State Farm Insurance Company, whose customer base generally has a good credit profile and generally have resulted in delinquencies and charge-offs equal to that typically experienced from traditional sources. These automobile loans are from 12 states, including New Jersey, as well as Canada, and management believes they generally present no more risk than those made within New Jersey.* All loans are subject to Valley's underwriting criteria. Therefore, each loan or group of loans presents a geographical risk and credit risk based upon the economy of the region. As discussed earlier, Valley phased out the origination of loans under this program during 2001.

Management realizes that some degree of risk must be expected in the normal course of lending activities. Allowances are maintained to absorb such loan and off-balance sheet credit losses inherent in the portfolio. The allowance for loan losses and related provision are an expression of management's evaluation of the credit portfolio and economic climate.

The following table sets forth the relationship among loans, loans charged-off and loan recoveries, the provision for loan losses and the allowance for loan losses for the past five years:

	Years ended December 31,				
	2001	2000	1999	1998	1997
			(in thousands)		
Average loans outstanding	$5,199,999	$5,065,852	$4,682,882	$4,359,876	$4,142,390
Beginning balance—					
Allowance for loan losses	$ 61,995	$ 64,228	$ 62,606	$ 59,337	$ 58,543
Loans charged-off:					
Commercial	10,841	7,162	1,560	424	6,110
Construction	—	—	—	—	—
Mortgage—Commercial	710	490	983	2,166	1,440
Mortgage—Residential	39	249	761	1,274	522
Consumer	6,414	8,992	10,051	11,331	8,403
	18,004	16,893	13,355	15,195	16,475
Charged-off loans recovered:					
Commercial	1,465	947	1,148	1,073	876
Construction	—	—	218	222	89
Mortgage—Commercial	184	372	268	1,074	227
Mortgage—Residential	42	49	133	329	167
Consumer	2,415	2,537	2,175	1,696	1,080
	4,106	3,905	3,942	4,394	2,439
Net charge-offs	13,898	12,988	9,413	10,801	14,036
Provision charged to operations	15,706	10,755	11,035	14,070	14,830
Ending balance—Allowance for loan losses	$ 63,803	$ 61,995	$ 64,228	$ 62,606	$ 59,337
Ratio of net charge-offs during the period to average loans outstanding during the period	0.27%	0.26%	0.20%	0.25%	0.34%

The allowance for loan losses is maintained at a level estimated to absorb probable loan losses of the loan portfolio.* The allowance is based on ongoing evaluations of the probable estimated losses inherent in the loan portfolio. VNB's methodology for evaluating the appropriateness of the allowance consists of several significant elements, which include the allocated allowance, specific allowances for identified problem loans, portfolio segments and the unallocated allowance. The allowance also incorporates the results of measuring impaired loans as called for in Statement of Financial Accounting Standards No. 114 "Accounting by Creditors for Impairment of a Loan" and SFAS No. 118 "Accounting by Creditors for Impairment of a Loan—Income Recognition and Disclosures."

VNB's allocated allowance is calculated by applying loss factors to outstanding loans. The formula is based on the internal risk grade of loans or pools of loans. Any change in the risk grade of performing and/or non-performing loans affects the amount of the related allowance. Loss factors are based on VNB's historical loss experience and may be adjusted for significant circumstances that, in management's judgment, affect the collectibility of the portfolio as of the evaluation date.

Management has established an unallocated portion of the allowance to cover any losses within a given loan category which have not been otherwise reviewed or measured on an individual basis. Such unallocated allowance includes management's evaluation of local and national economic and business conditions, portfolio concentrations, information risk, operational risk, credit quality and delinquency trends. The unallocated portion of the allowance reflects management's attempt to ensure that the overall allowance reflects a margin for imprecision and the uncertainty that is inherent in estimates of expected credit losses.

During 2001, continued emphasis was placed on the current economic climate and the condition of the real estate market in the northern New Jersey area and Manhattan. Management addressed these economic conditions and applied that information to changes in the composition of the loan portfolio and net charge-off levels. The provision charged to operations was $15.7 million in 2001 compared to $10.8 million in 2000. The provision for loan losses was affected in 2001 as a result of Valley's increase in non-performing loans during the year, increase in net charge-offs, loan growth in higher risk loan categories and current economic conditions. The sale of the ShopRite credit card portfolio in 2001 eliminated the need for the provision the bank was maintaining for that portfolio.

The following table summarizes the allocation of the allowance for loan losses to specific loan categories for the past five years:

	Years ended December 31,									
	2001		2000		1999		1998		1997	
	(in thousands)									
	Allowance Allocation	Percent of Loan Category to Total Loans	Allowance Allocation	Percent of Loan Category to Total Loans	Allowance Allocation	Percent of Loan Category to Total Loans	Allowance Allocation	Percent of Loan Category to Total Loans	Allowance Allocation	Percent of Loan Category to Total Loans
Loan category:										
Commercial	$26,180	20.3%	$24,234	19.8%	$24,609	18.6%	$22,456	18.1%	$19,692	18.2%
Mortgage	14,148	54.3	11,827	52.4	13,282	51.2	14,363	49.6	16,861	49.3
Consumer	9,248	25.4	12,559	27.8	12,813	30.2	12,417	32.3	11,625	32.5
Unallocated	14,227	N/A	13,375	N/A	13,524	N/A	13,370	N/A	11,159	N/A
	$63,803	100.0%	$61,995	100.0%	$64,228	100.0%	$62,606	100.0%	$59,337	100.0%

At December 31, 2001 the allowance for loan losses amounted to $63.8 million or 1.20 percent of loans, as compared to $62.0 million or 1.19 percent at December 31, 2000.

The allowance was adjusted by provisions charged against income and loans charged-off, net of recoveries. Net loan charge-offs were $13.9 million for the year ended December 31, 2001 compared with $13.0 million for the year ended December 31, 2000. The ratio of net charge-offs to average loans increased to 0.27 percent for 2001 compared with 0.26 percent for 2000. Non-accrual loans increased in 2001 in comparison to 2000. Loans past due 90 days and still accruing at December 31, 2001 were lower than at December 31, 2000.

The impaired loan portfolio is primarily collateral dependent. Impaired loans and their related specific and general allocations to the allowance for loan losses totaled $11.0 million and $2.5 million, respectively, at December 31, 2001 and $3.4 million and $949 thousand, respectively, at December 31, 2000. The average balance of impaired loans during 2001 and 2000 was approximately $6.1 million and $11.8 million, respectively. The amount of cash basis interest income that was recognized on impaired loans during 2001, 2000 and 1999 was $828 thousand, $160 thousand and $616 thousand, respectively.

Capital Adequacy

A significant measure of the strength of a financial institution is its shareholders' equity. At December 31, 2001, shareholders' equity totaled $678.4 million or 7.9 percent of total assets, compared with $656.0 million or 8.3 percent at year-end 2000.

On August 21, 2001 Valley's Board of Directors authorized the repurchase of up to 8,000,000 shares of the Company's outstanding common stock. Purchases may be made from time to time in the open market or in privately negotiated transactions generally not exceeding prevailing market prices. Reacquired shares are held in treasury and are expected to be used for general corporate purposes. As of December 31, 2001 Valley had repurchased 2.2 million shares of its common stock.

On May 23, 2000 Valley's Board of Directors authorized the repurchase of up to 3,000,000 shares of the Company's outstanding common stock. As of September 19, 2000 Valley had repurchased 571,070 shares of its common stock under this repurchase program, which was rescinded in connection with the signing of the definitive merger agreement with Merchants. This is in addition to the 3,000,000 shares purchased pursuant to an authorization by the Board of Directors in December 1999, the majority of which were used for the stock dividend issued on May 16, 2000.

On February 12, 2000, the Board of Directors unanimously approved an amendment to Valley's Certificate of Incorporation to authorize 30,000,000 shares of a new class of "blank check" preferred stock. The primary purpose of the preferred stock is to maximize Valley's ability to expand its capital base. The amendment was approved by the Valley shareholders on April 6, 2000. At December 31, 2001 and 2000, there were no shares of preferred stock issued.

Included in shareholders' equity as components of accumulated other comprehensive income at December 31, 2001 was a $20.7 million unrealized gain on investment securities available for sale, net of tax, and a currency translation adjustment loss of $1.1 million related to the Canadian subsidiary of VNB, compared to an unrealized loss of $1.7 million on investment securities available for sale, net of tax and a $678 thousand currency translation adjustment loss at December 31, 2000.

Risk-based guidelines define a two-tier capital framework. Tier 1 capital consists of common shareholders' equity and trust preferred securities, less disallowed intangibles, and adjusted to exclude unrealized gains and losses, net of tax. Total risk-based capital consists of Tier 1 capital and the allowance for loan losses up to 1.25 percent of risk-adjusted assets. Risk-adjusted assets are determined by assigning various levels of risk to different categories of assets and off-balance sheet activities.

In November 2001, Valley sold $200.0 million of trust preferred securities, which qualify as Tier 1 capital, within regulatory limitations. Including these securities, Valley's capital position at December 31, 2001 under

risk-based capital guidelines was $847.7 million, or 14.1 percent of risk-weighted assets, for Tier 1 capital and $911.5 million, or 15.2 percent, for Total risk-based capital. The comparable ratios at December 31, 2000 were 11.3 percent for Tier 1 capital and 12.3 percent for Total risk-based capital. At December 31, 2001 and 2000, Valley was in compliance with the leverage requirement having Tier 1 leverage ratios of 10.3 percent and 8.5 percent, respectively. Valley's ratios at December 31, 2001 were all above the "well capitalized" requirements, which require Tier I capital to risk-adjusted assets of at least 6 percent, Total risk-based capital to risk-adjusted assets of 10 percent and a minimum leverage ratio of 5 percent.

Book value per share amounted to $8.87 at December 31, 2001 compared with $8.41 per share at December 31, 2000.

The primary source of capital growth is through retention of earnings. Valley's rate of earnings retention, derived by dividing undistributed earnings by net income, was 43.60 percent at December 31, 2001, compared to 43.41 percent at December 31, 2000. Cash dividends declared amounted to $1.04 per share, equivalent to a dividend payout ratio of 56.40 percent for 2001, compared to 56.59 percent for the year 2000. The current quarterly dividend rate of $0.265 per share provides for an annual rate of $1.06 per share. Valley's Board of Directors continues to believe that cash dividends are an important component of shareholder value and that, at its current level of performance and capital, Valley expects to continue its current dividend policy of a quarterly distribution of earnings to its shareholders.*

Results of Operations—2000 Compared to 1999

Valley reported net income for 2000 of $126.7 million or $1.60 earnings per diluted share, compared to the $125.3 million, or $1.51 earnings per diluted share earned in 1999. Included in net income for 1999 is a merger-related charge of $2.2 million, net of tax, or $0.03 per diluted share.

Net interest income on a tax equivalent basis increased $6.4 million, or 2.0 percent, to $322.4 million in 2000. The increase in 2000 was due primarily to a $288.3 million increase in the average balance of interest bearing assets offset slightly by a $258.3 million increase in the average balance of interest bearing liabilities. Average rates on interest earning assets and interest bearing liabilities increased 40 basis points and 59 basis points, respectively.

Non-interest income, excluding security gains, amounted to $58.7 million in 2000, compared with $51.2 million in 1999. Income from trust and investment services increased $1.1 million or 47.6 percent due primarily to additional fee income contributed by the acquisition of two investment management companies during July 1999 and July 2000. Fees from loan servicing, which includes both servicing fees from residential mortgage loans and SBA loans, increased $2.5 million or 30.0 percent. This increase can be attributed to the acquisition of several residential mortgage portfolios, and the origination of both SBA and residential mortgage loans by VNB which were sold to third-party investors with servicing retained. Other non-interest income increased $2.1 million or 15.7 percent, attributed primarily to the gain on the sale of two bank buildings owned by VNB.

Non-interest expense totaled $171.1 million in 2000, an increase of $6.4 million. Non-interest expense for 1999 includes a $3.0 million merger-related charge from the acquisition of Ramapo. Salary and benefit expense for 2000 increased $6.2 million or 7.0 percent resulting from the acquisition of three companies, increases in sales, related incentives, and a tight labor market. Both net occupancy expense and furniture and equipment expense increased in 2000 which is attributable to an overall increase in operating bank facilities. Amortization of intangible assets increased $2.4 million due to increased amortization of residential mortgage servicing rights.

Income tax expense as a percentage of pre-tax income was 34.3 percent for the year ended December 31, 2000 compared to 33.0 percent in 1999.

Item 7A. ***Quantitative and Qualitative Disclosures About Market Risk***

For information regarding Quantitative and Qualitative Disclosures About Market Risk, see Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations—Interest Rate Sensitivity."

Item 8. *Financial Statements and Supplementary Data*

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

	December 31,	
	2001	2000
	(in thousands, except for share data)	
Assets		
Cash and due from banks	$ 311,850	$ 239,105
Federal funds sold	—	85,000
Investment securities held to maturity, fair value of $476,872 and $543,034 in 2001 and 2000, respectively (Notes 3 and 11)	503,061	577,450
Investment securities available for sale (Notes 4 and 11)	2,171,695	1,626,086
Loans (Notes 5 and 11)	5,275,582	5,171,183
Loans held for sale (Note 5)	56,225	17,927
Total loans	5,331,807	5,189,110
Less: Allowance for loan losses (Note 6)	(63,803)	(61,995)
Net loans	5,268,004	5,127,115
Premises and equipment, net (Note 8)	94,178	91,215
Accrued interest receivable	42,184	49,870
Bank owned life insurance (Note 13)	102,120	—
Other assets (Notes 7, 9 and 14)	90,673	105,419
Total assets	$8,583,765	$7,901,260
Liabilities		
Deposits:		
Non-interest bearing	$1,446,021	$1,344,802
Interest bearing:		
Savings	2,448,335	2,287,793
Time (Note 10)	2,412,618	2,504,233
Total deposits	6,306,974	6,136,828
Short-term borrowings (Note 11)	304,262	426,014
Long-term debt (Note 11)	975,728	591,808
Accrued expenses and other liabilities (Notes 13 and 14)	118,426	90,628
Total liabilities	7,705,390	7,245,278
Company-obligated mandatorily redeemable preferred capital securities of a subsidiary trust holding solely junior subordinated debentures of the Company (Note 12)	200,000	—
Commitments and contingencies (Note 15)		
Shareholders' Equity (Notes 2, 13, 14 and 16)		
Preferred stock, no par value, authorized 30,000,000 shares; none issued	—	—
Common stock, no par value, authorized 113,953,711 shares; issued 78,202,958 shares in 2001 and 74,792,815 shares in 2000	33,310	32,015
Surplus	406,608	321,970
Retained earnings	270,730	317,855
Unallocated common stock held by employee benefit plan	(602)	(775)
Accumulated other comprehensive income (loss)	19,638	(2,307)
	729,684	668,758
Treasury stock, at cost (1,735,297 shares in 2001 and 502,471 shares in 2000)	(51,309)	(12,776)
Total shareholders' equity	678,375	655,982
Total liabilities and shareholders' equity	$8,583,765	$7,901,260

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

	Years ended December 31,		
	2001	2000	1999
	(in thousands, except for share data)		
Interest Income			
Interest and fees on loans (Note 5)	$ 398,893	$ 419,952	$ 374,321
Interest and dividends on investment securities:			
Taxable	135,354	126,988	122,523
Tax-exempt	10,466	11,602	11,922
Dividends	4,157	5,412	4,351
Interest on federal funds sold and other short-term investments	4,616	4,252	4,701
Total interest income	553,486	568,206	517,818
Interest Expense			
Interest on deposits:			
Savings deposits	45,742	57,470	49,170
Time deposits (Note 10)	112,417	133,156	120,531
Interest on short-term borrowings (Note 11)	11,424	26,598	16,394
Interest on long-term debt (Note 11)	49,070	35,424	22,697
Total interest expense	218,653	252,648	208,792
Net Interest Income	334,833	315,558	309,026
Provision for loan losses (Note 6)	15,706	10,755	11,035
Net Interest Income after Provision for Loan Losses	319,127	304,803	297,991
Non-Interest Income			
Trust and investment services	4,404	3,563	2,414
Service charges on deposit accounts	19,171	18,180	15,864
Gains on securities transactions, net (Note 4)	3,564	355	2,625
Fees from loan servicing (Note 7)	10,818	10,902	8,387
Credit card fee income	3,535	8,403	8,655
Gains on sales of loans, net	10,601	2,227	2,491
Bank owned life insurance (Note 13)	2,120	—	—
Other	14,263	15,470	13,367
Total non-interest income	68,476	59,100	53,803
Non-Interest Expense			
Salary expense (Note 13)	79,826	76,116	70,596
Employee benefit expense (Note 13)	18,200	18,037	17,406
FDIC insurance premiums	1,151	1,239	1,350
Net occupancy expense (Notes 8 and 15)	17,775	15,469	14,641
Furniture and equipment expense (Note 8)	10,700	10,731	9,299
Credit card expense	1,538	5,032	5,070
Amortization of intangible assets (Note 7)	10,170	7,725	5,369
Advertising	6,392	4,682	5,336
Merger-related charges (Note 2)	9,017	—	3,005
Distributions on capital securities (Note 12)	2,282	—	—
Other	31,197	32,108	32,647
Total non-interest expense	188,248	171,139	164,719
Income Before Income Taxes	199,355	192,764	187,075
Income tax expense (Note 14)	64,151	66,027	61,734
Net Income	$ 135,204	$ 126,737	$ 125,341
Earnings Per Share:			
Basic	$ 1.74	$ 1.61	$ 1.52
Diluted	1.73	1.60	1.51
Weighted Average Number of Shares Outstanding:			
Basic	77,626,780	78,612,928	82,383,289
Diluted	78,038,664	79,235,570	83,162,607

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Preferred Stock	Common Stock	Surplus	Retained Earnings	Unallocated Common Stock Held by Employee Benefit Plan	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Shareholders' Equity
					(in thousands)			
Balance—December 31, 1998	$ —	$32,356	$342,658	$322,183	$(1,331)	$ 13,107	$ (6,186)	$702,787
Comprehensive income:								
Net income	—	—	—	125,341	—	—	—	125,341
Other comprehensive loss, net of tax:								
Unrealized losses on securities available for sale, net of tax of $(24,122)	—	—	—	—	—	(35,739)	—	
Less reclassification adjustment for gains included in net income, net of tax of $(958)	—	—	—	—	—	(1,667)	—	
Foreign currency translation adjustment	—	—	—	—	—	434	—	
Other comprehensive loss	—	—	—	—	—	(36,972)	—	(36,972)
Total comprehensive income	—	—	—	—	—	—	—	88,369
Cash dividends declared	—	—	—	(68,694)	—	—	—	(68,694)
Effect of stock incentive plan, net	—	(8)	(151)	(1,522)	—	—	4,067	2,386
Stock dividend	—	(128)	(7,164)	(36,057)	—	—	44,207	858
Allocation of employee benefit plan shares	—	—	1,125	—	366	—	370	1,861
Issuance of shares from treasury	—	—	(6,270)	(1,634)	—	—	8,541	637
Purchase of treasury stock	—	—	—	—	—	—	(75,496)	(75,496)
Balance—December 31, 1999	—	32,220	330,198	339,617	(965)	(23,865)	(24,497)	652,708
Comprehensive income:								
Net income	—	—	—	126,737	—	—	—	126,737
Other comprehensive income, net of tax:								
Unrealized gains on securities available for sale, net of tax of $15,396	—	—	—	—	—	22,045	—	
Less reclassification adjustment for gains included in net income, net of tax of $(129)	—	—	—	—	—	(226)	—	
Foreign currency translation adjustment	—	—	—	—	—	(261)	—	
Other comprehensive income	—	—	—	—	—	21,558	—	21,558
Total comprehensive income	—	—	—	—	—	—	—	148,295
Cash dividends declared	—	—	—	(71,407)	—	—	—	(71,407)
Effect of stock incentive plan, net	—	(205)	(1,768)	(2,969)	—	—	8,175	3,233
Stock dividend	—	—	—	(73,008)	—	—	73,008	—
Allocation of employee benefit plan shares	—	—	921	—	190	—	573	1,684
Issuance of shares from treasury	—	—	(7,381)	(1,115)	—	—	9,126	630
Purchase of treasury stock	—	—	—	—	—	—	(79,161)	(79,161)
Balance—December 31, 2000	—	32,015	321,970	317,855	(775)	(2,307)	(12,776)	655,982
Comprehensive income:								
Net income	—	—	—	135,204	—	—	—	135,204
Other comprehensive income, net of tax:								
Unrealized gains on securities available for sale, net of tax of $14,116	—	—	—	—	—	24,621	—	—
Less reclassification adjustment for gains included in net income, net of tax of $(1,322)	—	—	—	—	—	(2,242)	—	—
Foreign currency translation adjustment	—	—	—	—	—	(434)	—	—
Other comprehensive income	—	—	—	—	—	21,945	—	21,945
Total comprehensive income	—	—	—	—	—	—	—	157,149
Cash dividends declared	—	—	—	(80,899)	—	—	—	(80,899)
Effect of stock incentive plan, net	—	(13)	(3,241)	(7,560)	—	—	17,066	6,252
Stock dividend	—	1,308	83,657	(93,870)	—	—	8,884	(21)
Allocation of employee benefit plan shares	—	—	901	—	173	—	529	1,603
Tax benefit from exercise of stock options	—	—	3,321	—	—	—	—	3,321
Purchase of treasury stock	—	—	—	—	—	—	(65,012)	(65,012)
Balance—December 31, 2001	$ —	$33,310	$406,608	$270,730	$ (602)	$ 19,638	$(51,309)	$678,375

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,		
	2001	2000	1999
	(in thousands)		
Cash flows from operating activities:			
Net income	$ 135,204	$ 126,737	$ 125,341
Adjustments to reconcile net income to net cash Provided by operating activities:			
Depreciation and amortization	18,935	17,248	14,079
Amortization of compensation costs pursuant to long-term stock incentive plan	2,304	1,532	1,091
Provision for loan losses	15,706	10,755	11,035
Net amortization of premiums and accretion of discounts	5,877	4,023	8,939
Net deferred income tax benefit	(7,532)	(561)	(341)
Tax benefit from exercise of stock options	3,321	—	—
Net gains on securities transactions	(3,564)	(355)	(2,625)
Proceeds from sales of loans	226,625	40,758	76,113
Gain on sales of loans	(10,601)	(2,227)	(2,491)
Originations of loans held for sale	(254,322)	(44,273)	(62,352)
Proceeds from sale of premises and equipment	—	626	—
Gain on sale of premises and equipment	—	(474)	—
Net increase in bank owned life insurance	(2,120)	—	—
Net decrease(increase) in accrued interest receivable and other assets	22,399	(421)	(18,581)
Net increase(decrease) in accrued expenses and other liabilities	10,304	(472)	26,052
Net cash provided by operating activities	162,536	152,896	176,260
Cash flows from investing activities:			
Purchases and originations of loan servicing rights	(5,678)	(2,696)	(20,419)
Purchase of bank owned life insurance	(100,000)	—	—
Proceeds from sales of investment securities available for sale	357,105	10,761	50,332
Proceeds from maturing investment securities available for sale	1,154,002	328,544	576,423
Purchases of investment securities available for sale	(1,910,654)	(294,605)	(640,430)
Purchases of investment securities held to maturity	(77,865)	(93,995)	(195,958)
Proceeds from maturing investment securities held to maturity	39,052	76,259	104,370
Proceeds from sales of trading account securities	—	—	1,415
Net decrease(increase) in federal funds sold and other short-term investments	85,000	88,000	(59,900)
Net increase in loans made to customers	(118,297)	(203,658)	(503,131)
Purchases of premises and equipment, net of sales	(11,728)	(10,222)	(9,834)
Net cash used in investing activities	(589,063)	(101,612)	(697,132)
Cash flows from financing activities:			
Net increase in deposits	170,146	126,595	105,761
Net (decrease)increase in short-term borrowings	(121,752)	(13,099)	172,213
Advances of long-term debt	506,000	80,000	402,000
Repayments of long-term debt	(122,080)	(53,073)	(50,068)
Proceeds from sale of capital securities	200,000	—	—
Dividends paid to common shareholders	(76,260)	(71,723)	(66,801)
Purchase of common shares to treasury	(65,012)	(79,161)	(75,496)
Common stock issued, net of cancellations	8,230	3,780	3,408
Net cash provided by (used in) financing activities	499,272	(6,681)	491,017
Net increase(decrease) in cash and cash equivalents	72,745	44,603	(29,855)
Cash and cash equivalents at beginning of year	239,105	194,502	224,357
Cash and cash equivalents at end of year	$ 311,850	$ 239,105	$ 194,502
Supplemental disclosure of cash flow information:			
Cash paid during the year for interest on deposits and borrowings	$ 219,839	$ 246,614	$ 208,904
Cash paid during the year for federal and state income taxes	32,676	64,539	64,347
Transfer of securities from held to maturity to available for sale	162,433	—	42,387
Transfer of securities from available for sale to held to maturity	50,044	—	—

See accompanying notes to consolidated financial statements.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Note 1)

Business

Valley National Bancorp ("Valley") is a bank holding company whose principal wholly-owned subsidiary is Valley National Bank ("VNB"), a national banking association providing a full range of commercial, retail and trust and investment services through its branch and ATM network throughout northern New Jersey and Manhattan. VNB also lends, through its consumer division and SBA program, to borrowers covering territories outside of its branch network. VNB is subject to intense competition from other financial services companies and is subject to the regulation of certain federal and state agencies and undergoes periodic examinations by certain regulatory authorities.

VNB has several subsidiaries which are wholly-owned except as described below and which include a mortgage servicing company, a company which holds, maintains and manages investment assets for VNB, a subsidiary which owns and services auto loans, a title insurance agency, asset management advisors which are SEC registered investment advisors, an Edge Act Corporation which is the holding company for a wholly-owned finance company located in Toronto, Canada, a subsidiary which specializes in asset-based lending, a real estate investment trust which owns real estate related investments (and which has an immaterial amount of preferred stock issued to third parties) and a subsidiary which offers both commercial equipment leases and financing for general aviation aircraft. Many of these subsidiaries transact business with VNB as well as third parties.

Basis of Presentation

The consolidated financial statements of Valley include the accounts of its principal commercial bank subsidiary, VNB and all of its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated. The consolidated financial statements give retroactive effect to the merger of Valley National Bancorp and Merchants New York Bancorp, Inc. Certain reclassifications have been made in the consolidated financial statements for 2000 and 1999 to conform to the classifications presented for 2001.

In preparing the consolidated financial statements, management has made estimates and assumptions that effect the reported amounts of assets and liabilities as of the date of the statements of condition and results of operations for the periods indicated. Actual results could differ significantly from those estimates.

Investment Securities

At the time of purchase, investments are classified into one of three categories: held to maturity, available for sale or trading.

Investment securities held to maturity, except for equity securities, are carried at cost and adjusted for amortization of premiums and accretion of discounts by using the interest method over the term of the investment.

Management has identified those investment securities which may be sold prior to maturity. These investment securities are classified as available for sale in the accompanying consolidated statements of financial condition and are recorded at fair value on an aggregate basis. Unrealized holding gains and losses on such securities are excluded from earnings, but are included as a component of accumulated other comprehensive income which is included in shareholders' equity, net of deferred tax. Realized gains or losses on the sale of investment securities available for sale are recognized by the specific identification method and shown as a separate component of non-interest income.

Trading securities are recorded at market value. Market value adjustments resulting from unrealized gains (losses) on such securities are included in non-interest income.

Loans and Loan Fees

Loan origination and commitment fees, net of related costs, are deferred and amortized as an adjustment of loan yield over the estimated life of the loans approximating the effective interest method.

Loans held for sale consist of residential mortgage loans and SBA loans, and are carried at the lower of cost or estimated fair market value using the aggregate method.

Interest income is not accrued on loans where interest or principal is 90 days or more past due or if in management's judgement the ultimate collectibility of the interest is doubtful. Exceptions may be made if the loan is well secured and in the process of collection. When a loan is placed on non-accrual status, interest accruals cease and uncollected accrued interest is reversed and charged against current income. Payments received on non-accrual loans are applied against principal. A loan may only be restored to an accruing basis when it becomes well secured and in the process of collection and all past due amounts have been collected.

The value of an impaired loan is measured based upon the present value of expected future cash flows discounted at the loan's effective interest rate, or the fair value of the collateral if the loan is collateral dependent. Smaller balance homogeneous loans that are collectively evaluated for impairment, such as residential mortgage loans and installment loans, are specifically excluded from the impaired loan portfolio. Valley has defined the population of impaired loans to be all non-accrual loans and other loans considered to be impaired as to principal and interest, consisting primarily of commercial real estate loans. The impaired loan portfolio is primarily collateral dependent. Impaired loans are individually assessed to determine that each loan's carrying value is not in excess of the fair value of the related collateral or the present value of the expected future cash flows.

Valley originates loans guaranteed by the SBA. The principal amount of these loans is guaranteed between 75 percent and 80 percent, subject to certain dollar limitations. Valley generally sells the guaranteed portions of these loans and retains the unguaranteed portions as well as the rights to service the loans. Gains are recorded on loan sales based on the cash proceeds in excess of the assigned value of the loan, as well as the value assigned to the rights to service the loan.

Credit card loans primarily represent revolving MasterCard credit card loans. Interest on credit card loans is recognized based on the balances outstanding according to the related cardmember agreements. Direct origination costs are deferred and amortized over 24 months, the term of the cardmember agreement, on a straight-line basis. Net direct origination costs include costs associated with credit card originations that are incurred in transactions with independent third parties and certain costs relating to loan origination programs and the preparation and processing of loan documents, net of fees received. Ineligible direct origination costs are expensed as incurred.

Valley's lending is primarily in northern New Jersey and Manhattan, with the exception of an out-of-state auto lending program. Valley phased out the origination of loans under this program during 2001.

Allowance for Loan Losses

The allowance for loan losses ("allowance") is increased through provisions charged against current earnings and additionally by crediting amounts of recoveries received, if any, on previously charged-off loans. The allowance is reduced by charge-offs on loans which are determined to be a loss, in accordance with established policies, when all efforts of collection have been exhausted.

The allowance for loan losses is maintained at a level estimated to absorb loan losses inherent in the loan portfolio as well as other credit risk related charge-offs. The allowance is based on ongoing evaluations of the probable estimated losses inherent in the loan portfolio. VNB's methodology for evaluating the appropriateness of the allowance consists of several significant elements, which include the allocated allowance, specific allowances for identified problem loans and portfolio segments and the unallocated allowance. The allowance also incorporates the results of measuring impaired loans as called for in Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan," and SFAS No. 118 "Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures."

VNB's allocated allowance is calculated by applying loss factors to outstanding loans. The formula is based on the internal risk grade of loans or pools of loans. Any change in the risk grade of performing and/or non-performing loans affects the amount of the related allowance. Loss factors are based on VNB's historical loss experience and may be adjusted for significant circumstances that, in management's judgment, affect the collectibility of the portfolio as of the evaluation date.

Management has established an unallocated portion of the allowance to cover inherent losses within a given loan category which have not been otherwise reviewed or measured on an individual basis. Such unallocated allowance includes management's evaluation of local and national economic and business conditions, portfolio concentrations, information risk, operational risk, credit quality and delinquency trends. The unallocated portion of the allowance reflects management's attempt to ensure that the overall allowance reflects a margin for imprecision and the uncertainty that is inherent in estimates of expected credit losses.

Premises and Equipment, Net

Premises and equipment are stated at cost less accumulated depreciation computed using the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are stated at cost less accumulated amortization computed on a straight-line basis over the term of the lease or estimated useful life of the asset, whichever is shorter. Major improvements are capitalized, while repairs and maintenance costs are charged to operations as incurred. Upon retirement or disposition, any gain or loss is credited or charged to operations.

Other Real Estate Owned

Other real estate owned ("OREO"), acquired through foreclosure on loans secured by real estate, is reported at the lower of cost or fair value, as established by a current appraisal, less estimated costs to sell, and is included in other assets. Any write-downs at the date of foreclosure are charged to the allowance for loan losses.

An allowance for OREO has been established to record subsequent declines in estimated net realizable value. Expenses incurred to maintain these properties and realized gains and losses upon sale of the properties are included in other non-interest expense and other non-interest income, as appropriate.

Intangible Assets

Intangible assets resulting from acquisitions under the purchase method of accounting consist of goodwill and core deposit intangibles. Goodwill recorded prior to 1987 was being amortized through December 31, 2001 on a straight-line basis over 25 years. Goodwill recorded in 2000 and 1999 was being amortized through December 31, 2001 on a straight-line basis over 10 years. Management periodically reviews the potential impairment of goodwill on a non-discounted cash flow basis to assess recoverability. If the estimated future cash flows are projected to be less than the carrying amount, an impairment write-down, representing the carrying amount of the goodwill which exceeds the present value of the estimated expected future cash flows, would be recorded as a period expense. Core deposit intangibles are amortized on accelerated methods over the estimated lives of the underlying deposits. Goodwill and core deposit intangibles are included in other assets.

Loan Servicing Rights

Loan servicing rights are generally recorded when purchased or originated loans are sold, with servicing rights retained. The cost of each loan is allocated between the servicing right and the loan (without the servicing right) based on their relative fair values. Loan servicing rights, which are classified in other assets, are amortized over the estimated net servicing life and are evaluated on a quarterly basis for impairment based on their fair value. The fair value is estimated using the present value of expected future cash flows along with numerous assumptions including servicing income, cost of servicing, discount rates, prepayment speeds, and default rates. Impairment adjustments, if any, are recognized through the use of a valuation allowance.

Stock-Based Compensation

Valley accounts for its stock option plan in accordance with Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB 25"). In accordance with APB 25, no compensation expense is recognized for stock options issued to employees since the options have an exercise price equal to the market value of the common stock on the day of the grant. Valley provides the fair market disclosure required by Statement of Financial Accounting Standards ("SFAS") No. 123 "Accounting for Stock-based Compensation."

Income Taxes

Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

Comprehensive Income

Valley's components of other comprehensive income include unrealized gains (losses) on securities available for sale, net of tax, and the foreign currency translation adjustment. Valley reports comprehensive income and its components in the Consolidated Statements of Changes in Shareholders' Equity.

Earnings Per Share

For Valley, the numerator of both the Basic and Diluted EPS is equivalent to net income. The weighted average number of shares outstanding used in the denominator for Diluted EPS is increased over the denominator used for Basic EPS by the effect of potentially dilutive common stock equivalents utilizing the treasury stock method. For Valley, common stock equivalents are common stock options outstanding.

All share and per share amounts have been restated to reflect the 5 percent stock dividend issued May 18, 2001, and all prior stock dividends and splits.

The following table shows the calculation of both Basic and Diluted earnings per share for the years ended December 31, 2001, 2000 and 1999.

	Years ended December 31,		
	2001	2000	1999
	(in thousands, except for share data)		
Net Income	$ 135,204	$ 126,737	$ 125,341
Basic weighted-average number of shares outstanding	77,626,780	78,612,928	82,383,289
Plus: Common stock equivalents	411,884	622,642	779,318
Diluted weighted-average number of shares outstanding	78,038,664	79,235,570	83,162,607
Earnings per share:			
Basic	$ 1.74	$ 1.61	$ 1.52
Diluted	1.73	1.60	1.51

At December 31, 2001, 2000 and 1999 there were 310 thousand, 69 thousand and 286 thousand stock options not included as common stock equivalents because the exercise prices exceeded the average market value.

Treasury Stock

Treasury stock is recorded using the cost method and accordingly is presented as an unallocated reduction of shareholders' equity.

Recent Accounting Pronouncements

Valley adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133") on January 1, 2001. SFAS No. 133 was issued by the FASB in June 1998. SFAS No. 133 standardizes the accounting for derivative instruments, including certain derivative instruments embedded in other contracts. Under the standard, entities are required to carry all derivative instruments in the statement of financial condition at fair value. In June of 2000, the FASB issued Statement of Financial Accounting Standards No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an Amendment of FASB Statement No. 133 and 137," which amends the accounting and reporting standards of SFAS No. 133 for derivative instruments. Upon adoption, the provisions of SFAS No. 133 must be applied prospectively. The adoption of SFAS No. 133 and SFAS No. 138 did not have a material impact on the consolidated financial statements.

The FASB has issued Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS No. 140"). SFAS No. 140 replaces SFAS No. 125. SFAS No. 140 resolves certain implementation issues, but it carries forward most of SFAS No. 125's provisions without change. SFAS No. 140 was effective for transfers occurring after March 31, 2001 and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. The adoption of SFAS No. 140 did not have a material impact on the consolidated financial statements.

Statement of Financial Accounting Standards No. 141, "Business Combinations" (SFAS No. 141), was issued by the Financial Accounting Standards Board (FASB) on June 27, 2001. SFAS No. 141 eliminated pooling of interests accounting for mergers. All transactions initiated after June 30, 2001 must use the purchase method of accounting. SFAS No. 141 also redefines intangible assets and requires separation of intangible assets from goodwill. The adoption of SFAS No. 141 did not have a material impact on the consolidated financial statements.

Statement of Financial Accounting Standards No. 142, "Goodwill and Intangible Assets" (SFAS No. 142), was issued by the Financial Accounting Standards Board on June 27, 2001. SFAS No. 142 requires that goodwill and any intangible asset determined to have an indefinite useful life acquired after June 30, 2001 will not be amortized, but will continue to be evaluated for impairment in accordance with the appropriate pre-SFAS No. 142 accounting literature. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 will continue to be amortized prior to the adoption of SFAS No. 142.

Valley is required to adopt SFAS No. 142 effective January 1, 2002. As of December 31, 2001, Valley has $5.5 million in unamortized goodwill with annual amortization of $650 thousand which will cease upon the adoption of SFAS No. 142. Valley is currently evaluating the transitional goodwill impairment criteria of SFAS No. 142 and is not able to estimate the impact, if any, that SFAS No. 142 may have on recorded goodwill. The impairment adjustment, if any, will have to be identified by June 30, 2002 and measured and recorded by Valley no later than December 31, 2002. The impairment adjustment, if any, will be recognized as a cumulative effect of a change in accounting principle and will be recorded in the first interim reporting period of 2002. The adoption of SFAS No. 142 did not significantly impact Valley's accounting for currently recorded intangible assets.

Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" (SFAS No. 143), was issued by the Financial Accounting Standards Board in August 2001. SFAS No. 143, addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived

assets and the associated asset retirement costs. SFAS No. 143 requires an enterprise to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets. Valley is required to adopt the provisions of SFAS No. 143 for fiscal years beginning after June 15, 2002. Valley anticipates that the adoption of SFAS No. 143 will not have a material impact on the consolidated financial statements.

Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", (SFAS No. 144), was issued by the Financial Accounting Standards Board on October 3, 2001. SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", it retains many of the fundamental provisions of that Statement. The Statement is effective for fiscal years beginning after December 15, 2001. The adoption of SFAS No. 144 did not have a material impact on the consolidated financial statements.

ACQUISITIONS (Note 2)

On January 19, 2001 Valley completed its merger with Merchants New York Bancorp, Inc. ("Merchants"), parent of The Merchants Bank of New York headquartered in Manhattan. Under the terms of the merger agreement, each outstanding share of Merchants common stock was exchanged for 0.7634 shares of Valley common stock. As a result, a total of approximately 14 million shares of Valley common stock were exchanged (the exchange rate and number of shares exchanged have not been restated for the 5 percent stock dividend issued May 18, 2001). This merger added seven branches in Manhattan. The transaction was accounted for utilizing the pooling-of-interests method of accounting. The consolidated financial statements of Valley have been restated to include Merchants for all periods presented. Separate results of the combining companies for the years ended December 31, 2000 and 1999 are as follows:

	Years ended December 31,	
	2000	**1999**
Net interest income after provision for possible loan losses:		
Valley	$251,967	$249,238
Merchants	52,836	48,753
	$304,803	$297,991
Net income:		
Valley	$106,773	$106,324
Merchants	19,964	19,017
	$126,737	$125,341

During the first quarter of 2001, Valley recorded merger-related charges of $9.0 million related to the acquisition of Merchants. On an after tax basis, these charges totaled $7.0 million or $0.09 per diluted share. These charges include only identified direct and incremental costs associated with this acquisition. Items included in these charges include the following: personnel expenses which include severance payments for terminated directors of Merchants; professional fees which include investment banking, accounting and legal fees; and other expenses which include the disposal of data processing equipment and the write-off of supplies and other assets not considered useful in the operation of the combined entities. The major components of the merger-related charge, consisting of professional fees, personnel and the disposal of data processing equipment, totaled $4.4 million, $3.2 million and $486 thousand, respectively. Of the total merger-related charge

$5.9 million or 65.5 percent was paid or charged to the reserve through December 31, 2001. The remaining balance of $3.1 million is expected to be paid based on existing contractual arrangements.

On July 6, 2000, Valley acquired Hallmark Capital Management, Inc. ("Hallmark"), a Fairfield, NJ based investment management firm with $195 million of assets under management. Hallmark's purchase was a stock merger with subsequent earn out payments. Hallmark's operations have continued as a wholly-owned subsidiary of VNB. The transaction was accounted for as a purchase accounting transaction.

On June 11, 1999, Valley acquired Ramapo Financial Corporation ("Ramapo"), parent of The Ramapo Bank headquartered in Wayne, New Jersey. At the date of acquisition, Ramapo had total assets of $344.0 million and deposits of $299.5 million, with eight branch offices. The transaction was accounted for using the pooling-of-interests method of accounting and resulted in the issuance of approximately 4.0 million shares of Valley common stock. Each share of common stock of Ramapo was exchanged for 0.44625 shares of Valley common stock (the exchange rate and number of shares exchanged have not been restated for subsequent stock dividends). The consolidated financial statements of Valley have been restated to include Ramapo for all periods presented.

During the second quarter of 1999, Valley recorded a merger-related charge of $3.0 million related to the acquisition of Ramapo. On an after tax basis, the charge totaled $2.2 million or $0.03 per diluted share. The charge includes only identified direct and incremental costs associated with this acquisition. Items included in the charge include the following: personnel expenses which include severance payments and benefits for terminated employees, principally, two senior executives of Ramapo; real estate expenses related to the closing of a duplicate branch; professional fees which include investment banking, accounting and legal fees; and other expenses which include termination of data processing service contracts and the write-off of supplies and other assets not considered useful in the operation of the combined entity. The major components of the merger-related charge, consisting of real estate dispositions, professional fees, personnel expenses and other expenses, totaled $300 thousand, $1.1 million, $1.1 million and $500 thousand, respectively. The merger-related charge of $3.0 million was paid or charged to the reserve through December 31, 2001.

During the second quarter of 1999, Valley National Bank received approval and a license from the New Jersey Department of Banking and Insurance to sell title insurance through a separate subsidiary, known as Wayne Title, Inc. After the close of the second quarter, Valley acquired the assets of an agency office of Commonwealth Land Title Insurance Company for $784 thousand and began to sell, as agent, both commercial and residential title insurance policies. The transaction was accounted for as a purchase accounting transaction.

On July 30, 1999, Valley acquired New Century Asset Management, Inc., a registered investment advisor and NJ-based money manager with approximately $120 million of assets under management. At closing, Valley paid an initial consideration of $640 thousand. The balance due will be paid on an earn-out basis over a five-year period, based upon a pre-determined formula. New Century continued its operations as a wholly-owned subsidiary of Valley National Bank. The transaction was accounted for as a purchase accounting transaction.

INVESTMENT SECURITIES HELD TO MATURITY (Note 3)

The amortized cost, gross unrealized gains and losses and fair value of securities held to maturity at December 31, 2001 and 2000 were as follows:

	December 31, 2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(in thousands)			
Obligations of states and political subdivisions	$ 99,757	$2,474	$ (373)	$101,858
Mortgage-backed securities	25,912	1,137	(11)	27,038
Other debt securities	324,918	37	(29,453)	295,502
Total debt securities	450,587	3,648	(29,837)	424,398
FRB & FHLB stock	52,474	—	—	52,474
Total investment securities held to maturity	$503,061	$3,648	$(29,837)	$476,872

	December 31, 2000			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(in thousands)			
Obligations of states and political subdivisions	$ 78,062	$1,611	$ (1)	$ 79,672
Mortgage-backed securities	209,836	3,557	(369)	213,024
Other debt securities	249,414	—	(39,214)	210,200
Total debt securities	537,312	5,168	(39,584)	502,896
FRB & FHLB stock	40,138	—	—	40,138
Total investment securities held to maturity	$577,450	$5,168	$(39,584)	$543,034

The contractual maturities of investments in debt securities held to maturity at December 31, 2001, are set forth in the following table:

	December 31, 2001	
	Amortized Cost	Fair Value
	(in thousands)	
Due in one year	$ 5,041	$ 4,925
Due after one year through five years	26,750	27,369
Due after five years through ten years	58,076	58,824
Due after ten years	334,808	306,242
	424,675	397,360
Mortgage-backed securities	25,912	27,038
Total debt securities held to maturity	$450,587	$424,398

Actual maturities of debt securities may differ from those presented above since certain obligations provide the issuer the right to call or prepay the obligation prior to scheduled maturity without penalty.

The weighted-average remaining life for mortgage-backed securities held to maturity was 2.8 years at December 31, 2001, and 2.9 years at December 31, 2000.

In January 2001, in connection with the Merchants acquisition, Valley reassessed the classification of securities held in the Merchants portfolio and transferred $162.4 million of securities from held to maturity to available for sale and transferred $50.0 million of securities from available for sale to held to maturity to conform with Valley's investment objectives.

In June 1999, in connection with the Ramapo acquisition, Valley reassessed the classification of securities held in the Ramapo investment portfolio and transferred $42.4 million of securities held to maturity to securities available for sale to conform to Valley's investment objectives.

INVESTMENT SECURITIES AVAILABLE FOR SALE (Note 4)

The amortized cost, gross unrealized gains and losses and fair value of securities available for sale at December 31, 2001 and 2000 were as follows:

	December 31, 2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(in thousands)			
U.S. Treasury securities and other government agencies and corporations	$ 195,554	$ 104	$ (50)	$ 195,608
Obligations of states and political subdivisions	119,754	1,719	(231)	121,242
Mortgage-backed securities	1,790,986	29,647	(7,745)	1,812,888
Total debt securities	2,106,294	31,470	(8,026)	2,129,738
Equity securities	33,350	9,303	(696)	41,957
Total investment securities available for sale	$2,139,644	$40,773	$(8,722)	$2,171,695

	December 31, 2000			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(in thousands)			
U.S. Treasury securities and other government agencies and corporations	$ 151,535	$ 453	$ (1,367)	$ 150,621
Obligations of states and political subdivisions	143,454	885	(395)	143,944
Mortgage-backed securities	1,283,741	10,790	(9,136)	1,285,395
Total debt securities	1,578,730	12,128	(10,898)	1,579,960
Equity securities	50,478	1,899	(6,251)	46,126
Total investment securities available for sale	$1,629,208	$14,027	$(17,149)	$1,626,086

The contractual maturities of investments in debt securities available for sale at December 31, 2001, are set forth in the following table:

	December 31, 2001	
	Amortized Cost	Fair Value
	(in thousands)	
Due in one year	$ 201,376	$ 201,587
Due after one year through five years	35,047	35,477
Due after five years through ten years	67,890	68,628
Due after ten years	10,995	11,158
	315,308	316,850
Mortgage-backed securities	1,790,986	1,812,888
Total debt securities available for sale	$2,106,294	$2,129,738

Actual maturities on debt securities may differ from those presented above since certain obligations provide the issuer the right to call or prepay the obligation prior to scheduled maturity without penalty.

The weighted-average remaining life for mortgage-backed securities available for sale at December 31, 2001 and 2000 was 4.7 years and 5.2 years, respectively.

Gross gains (losses) realized on sales, maturities and other securities transactions, related to securities available for sale, and (losses) gains on trading account securities included in earnings for the years ended December 31, 2001, 2000 and 1999 were as follows:

	2001	2000	1999
		(in thousands)	
Sales transactions:			
Gross gains	$ 4,035	$355	$2,963
Gross losses	(1,464)	—	(138)
	2,571	355	2,825
Maturities and other securities transactions:			
Gross gains	993	—	—
Gross losses	—	—	(23)
	993	—	(23)
Losses on trading account securities	—	—	(177)
Gains on securities transactions, net	$ 3,564	$355	$2,625

LOANS (Note 5)

The detail of the loan portfolio as of December 31, 2001 and 2000 was as follows:

	2001	2000
	(in thousands)	
Commercial	$1,080,852	$1,026,793
Total commercial loans	1,080,852	1,026,793
Construction	206,789	160,932
Residential mortgage	1,323,877	1,301,851
Commercial mortgage	1,365,344	1,258,549
Total mortgage loans	2,896,010	2,721,332
Home equity	398,102	306,038
Credit card	12,740	83,894
Automobile	842,247	976,177
Other consumer	101,856	74,876
Total consumer loans	1,354,945	1,440,985
Total loans	$5,331,807	$5,189,110

Included in the table above are loans held for sale in the amount of $56.2 million and $17.9 million at December 31, 2001 and 2000, respectively.

VNB grants loans in the ordinary course of business to its directors, executive officers and their affiliates, on the same terms and under the same risk conditions as those prevailing for comparable transactions with outside borrowers.

The following table summarizes the change in the total amounts of loans and advances to directors, executive officers, and their affiliates during the year 2001:

	2001
	(in thousands)
Outstanding at beginning of year	$ 36,584
New loans and advances	18,703
Repayments	(17,216)
Outstanding at end of year	$ 38,071

The outstanding balances of loans which are 90 days or more past due as to principal or interest payments and still accruing, non-performing assets, and troubled debt restructured loans at December 31, 2001 and 2000 were as follows:

	2001	2000
	(in thousands)	
Loans past due in excess of 90 days and still accruing	$10,456	$14,952
Non-accrual loans	$18,483	$ 3,883
Other real estate owned	329	129
Total non-performing assets	$18,812	$ 4,012
Troubled debt restructured loans	$ 891	$ 949

The amount of interest income that would have been recorded on non-accrual loans in 2001, 2000 and 1999 had payments remained in accordance with the original contractual terms approximated $655 thousand, $458 thousand and $676 thousand, respectively, while the actual amount of interest income recorded on these types of assets in 2001, 2000 and 1999 totaled $192 thousand, $584 thousand and $1.3 million, respectively, resulting in lost (recovered) interest income of $463 thousand and ($126) thousand and ($624) thousand, respectively.

At December 31, 2001, there were no commitments to lend additional funds to borrowers whose loans were non-accrual, classified as troubled debt restructured loans, or contractually past due in excess of 90 days and still accruing interest.

The impaired loan portfolio is primarily collateral dependent. Impaired loans and their related specific and general allocations to the allowance for loan losses totaled $11.0 million and $2.5 million, respectively, at December 31, 2001 and $3.4 million and $949 thousand, respectively, at December 31, 2000. The average balance of impaired loans during 2001, 2000 and 1999 was approximately $6.1 million, $11.8 million and $13.7 million, respectively. The amount of cash basis interest income that was recognized on impaired loans during 2001, 2000 and 1999 was $828 thousand, $160 thousand and $616 thousand, respectively.

ALLOWANCE FOR LOAN LOSSES (Note 6)

Transactions recorded in the allowance for loan losses during 2001, 2000 and 1999 were as follows:

	2001	2000	1999
		(in thousands)	
Balance at beginning of year	$ 61,995	$ 64,228	$ 62,606
Provision charged to operating expense	15,706	10,755	11,035
	77,701	74,983	73,641
Less net loan charge-offs:			
Loans charged-off	(18,004)	(16,893)	(13,355)
Less recoveries on loan charge-offs	4,106	3,905	3,942
Net loan charge-offs	(13,898)	(12,988)	(9,413)
Balance at end of year	$ 63,803	$ 61,995	$ 64,228

LOAN SERVICING (Note 7)

VNB Mortgage Services, Inc. ("MSI"), a subsidiary of VNB, is a servicer of residential mortgage loan portfolios. MSI is compensated for loan administrative services performed for mortgage servicing rights purchased in the secondary market and loans originated and sold by VNB. The aggregate principal balances of mortgage loans serviced by MSI for others approximated $2.4 billion, $2.5 billion and $2.2 billion at December 31, 2001, 2000 and 1999, respectively. The outstanding balance of loans serviced for others is properly not included in the consolidated statements of financial condition.

VNB is a servicer of SBA loans, and is compensated for loan administrative services performed for SBA loans originated and sold by VNB. VNB serviced a total of $91.8 million, $92.2 million and $89.0 million of SBA loans at December 31, 2001, 2000 and 1999, respectively, for third-party investors. The outstanding balance of SBA loans serviced for others is properly not included in the consolidated statements of financial condition.

The unamortized costs associated with acquiring loan servicing rights are included in other assets in the consolidated financial statements and are being amortized over the estimated life of net servicing income.

The following table summarizes the change in loan servicing rights during the years ended December 31, 2001, 2000 and 1999:

	2001	2000	1999
		(in thousands)	
Balance at beginning of year	$32,729	$36,809	$20,765
Purchase and origination of loan servicing rights	5,678	2,696	20,419
Amortization expense	(9,202)	(6,776)	(4,375)
Balance at end of year	$29,205	$32,729	$36,809

Amortization expense in 2001 includes $2.0 million of valuation reserve for loan servicing rights, and is classified in amortization of intangible assets. The estimated fair market value of loan servicing rights at December 31, 2001 was $29.6 million.

PREMISES AND EQUIPMENT, NET (Note 8)

At December 31, 2001 and 2000, premises and equipment, net consisted of:

	2001	2000
	(in thousands)	
Land	$ 21,390	$ 21,031
Buildings	63,560	60,233
Leasehold improvements	21,638	20,432
Furniture and equipment	76,992	70,833
	183,580	172,529
Less: Accumulated depreciation and amortization	(89,402)	(81,314)
Total premises and equipment, net	$ 94,178	$ 91,215

Depreciation and amortization of premises and equipment included in non-interest expense for the years ended December 31, 2001, 2000 and 1999 amounted to approximately $8.8 million, $9.6 million and $8.7 million, respectively.

OTHER ASSETS (Note 9)

At December 31, 2001 and 2000, other assets consisted of the following:

	2001	2000
	(in thousands)	
Loan servicing rights	$29,205	$ 32,729
Goodwill	5,545	5,249
Core deposit intangibles	794	1,113
Other real estate owned	329	129
Net deferred tax asset	17,721	22,984
Due from customers on acceptances outstanding	19,869	16,807
Other	17,210	26,408
Total other assets	$90,673	$105,419

DEPOSITS (Note 10)

Included in time deposits at December 31, 2001 and 2000 are certificates of deposit over $100 thousand of $1.1 billion and $1.0 billion, respectively.

Interest expense on time deposits of $100 thousand or more totaled approximately $39.1 million, $60.2 million and $39.7 million in 2001, 2000 and 1999, respectively.

The scheduled maturities of time deposits as of December 31, 2001 are as follows:

	(in thousands)
2002	$1,989,065
2003	274,950
2004	69,195
2005	49,376
2006	23,565
Thereafter	6,467
Total time deposits	$2,412,618

BORROWED FUNDS (Note 11)

Short-term borrowings at December 31, 2001 and 2000 consisted of the following:

	2001	2000
	(in thousands)	
Securities sold under agreements to repurchase	$ 95,626	$312,310
Treasury tax and loan	75,237	29,223
Bankers acceptances	22,599	24,481
FHLB advances	106,800	50,000
Line of credit	4,000	10,000
Total short-term borrowings	$304,262	$426,014

At December 31, 2001 and 2000, long-term debt consisted of the following:

	2001	2000
	(in thousands)	
FHLB advances	$655,500	$461,500
Securities sold under agreements to repurchase	320,000	130,000
Other	228	308
Total long-term borrowings	$975,728	$591,808

The Federal Home Loan Bank (FHLB) advances included in long-term debt had a weighted average interest rate of 5.34 percent at December 31, 2001 and 6.04 percent at December 31, 2000. These advances are secured by pledges of FHLB stock, mortgage-backed securities and a blanket assignment of qualifying mortgage loans. Interest expense of $23.4 million, $27.2 million, and $21.7 million was recorded on FHLB advances during the years ended December 31, 2001, 2000, and 1999, respectively. The advances are scheduled for repayment as follows:

	(in thousands)
2002	$ 67,000
2003	82,000
2004	132,000
2005	23,000
2006	104,000
Thereafter	247,500
Total long-term FHLB advances	$655,500

The securities sold under repurchase agreements to other counterparties included in long-term debt totaled $320.0 million at December 31, 2001 and $130.0 million in 2000. The weighted average interest rate for this debt was 5.72 percent and 6.43 percent at December 31, 2001 and 2000, respectively. Interest expense of $21.2 million, $8.0 million, and $942 thousand was recorded during the years ended December 31, 2001, 2000, and 1999, respectively. The schedule for repayment is as follows:

	(in thousands)
2002	$100,000
2003	45,000
2004	10,000
2005	30,000
2006	50,000
Thereafter	85,000
Total long-term securities sold under agreements to repurchase	$320,000

Valley maintained a floating rate revolving line of credit with a third party in the amount of $35.0 million at the end of December 31, 2001, of which $4.0 million was outstanding. This line was available for general corporate purposes and expires on June 14, 2002. In addition, Valley has available a 120 day unsecured line in the amount of $20 million due January 25, 2002, of which none was drawn. Interest expense of $318 thousand and $1.4 million were recorded on these two lines during the years ended December 31, 2001 and 2000, respectively.

The amortized cost of securities pledged to secure public deposits, treasury tax and loan deposits, repurchase agreements, lines of credit, FHLB advances and for other purposes required by law approximated $659.4 million and $884.0 million at December 31, 2001 and 2000, respectively.

COMPANY-OBLIGATED MANDATORILY REDEEMABLE PREFERRED CAPITAL SECURITIES OF A SUBSIDIARY TRUST HOLDING SOLELY JUNIOR SUBORDINATED DEBENTURES OF THE COMPANY (Note 12)

In November 2001, Valley sold $200.0 million of 7.75 percent trust preferred securities through a statutory business trust, VNB Capital Trust I ("Trust"). Valley owns all of the common securities of this Delaware trust. The Trust has no independent assets or operations, and exists for the sole purpose of issuing trust preferred securities and investing the proceeds thereof in an equivalent amount of junior subordinated debentures issued by Valley. The junior subordinated debentures, which are the sole assets of the Trust, are unsecured obligations of Valley, and are subordinate and junior in right of payment to all present and future senior and subordinated indebtedness and certain other financial obligations of Valley. A portion of the trust preferred securities qualifies as Tier I Capital, within regulatory limitations. The principal amount of subordinated debentures held by the Trust equals the aggregate liquidation amount of its trust preferred securities and its common securities. The subordinated debentures bear interest at the same rate, and will mature on the same date, as the corresponding trust preferred securities. All of the trust preferred securities may be prepaid at par at the option of the Trust, in whole or in part, on or after December 15, 2006. The trust preferred securities effectively mature on December 15, 2031.

BENEFIT PLANS (Note 13)

Pension Plan

VNB has a non-contributory benefit plan covering substantially all of its employees. The benefits are based upon years of credited service, primary social security benefits and the employee's highest average compensation as defined. It is VNB's funding policy to contribute annually the maximum amount that can be deducted for federal income tax purposes. In addition, VNB has a supplemental non-qualified, non-funded retirement plan which is designed to supplement the pension plan for key officers.

The following table sets forth the change in projected benefit obligation, the change in fair value of plan assets, and the funded status and amounts recognized in Valley's financial statements for the pension plans at December 31, 2001 and 2000:

	2001	2000
	(in thousands)	
Change in projected benefit obligation		
Projected benefit obligation at beginning of year	$34,584	$30,847
Service cost	2,097	1,850
Interest cost	2,502	2,293
Actuarial loss	1,324	900
Benefits paid	(1,922)	(1,306)
Projected benefit obligation at end of year	$38,585	$34,584
Change in fair value of plan assets		
Fair value of plan assets at beginning of year	$39,539	$35,315
Actual return on plan assets	2,131	4,359
Employer contributions	532	1,171
Benefits paid	(1,922)	(1,306)
Fair value of plan assets at end of year	$40,280	$39,539
Funded status	$ 1,695	$ 4,955
Unrecognized net asset	(174)	(1,258)
Unrecognized prior service cost	133	151
Unrecognized net actuarial gain	(4,224)	(6,473)
Accrued benefit cost	$ (2,570)	$ (2,625)

Net periodic pension expense for 2001, 2000 and 1999 included the following components:

	2001	2000	1999
		(in thousands)	
Service cost	$ 2,097	$ 1,850	$ 2,018
Interest cost	2,502	2,293	2,148
Expected return on plan assets	(3,340)	(3,057)	(2,838)
Net amortization and deferral	(170)	(146)	(103)
Recognized prior service cost	36	89	36
Recognized net gains	(586)	(634)	(590)
Total net periodic pension expense	$ 539	$ 395	$ 671

The weighted average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of benefit obligations for the plan were 7.15 percent and 4.50 percent, respectively, for 2001 and 7.40 percent and 4.50 percent, respectively, for 2000. The expected long-term rate of return on assets was 9.00 percent for both 2001 and 2000 and the weighted average discount rate used in computing pension cost was 7.40 percent and 7.75 percent for 2001 and 2000, respectively. The pension plan held 56,155 shares of VNB Capital Trust I preferred securities at December 31, 2001, and 57,696 shares of Valley National Bancorp stock at December 31, 2000.

Merchants also maintained a non-contributory benefit plan which was merged into the Valley plan effective December 31, 2001, and is included in the above tables.

Valley maintains a non-qualified Directors' retirement plan. The projected benefit obligation and discount rate used to compute the obligation was $1.2 million and 7.15 percent at December 31, 2001, and $852 thousand and 7.40 percent at December 31, 2000. An expense of $188 thousand, $82 thousand and $104 thousand has been recognized for the plan in the years ended December 31, 2001, 2000 and 1999, respectively.

Bonus Plan

VNB and its subsidiaries award incentive and merit bonuses to its officers and employees based upon a percentage of the covered employees' compensation as determined by the achievement of certain performance objectives. Amounts charged to salaries expense during 2001, 2000 and 1999 were $5.9 million, $5.3 million and $4.8 million, respectively.

Savings Plan

Effective May 1, 1999, VNB's 401(k) Plan was amended to merge the Employee Stock Ownership Plan ("ESOP") from the acquisition of Wayne into the VNB 401(k) Plan, creating a KSOP (a 401(k) plan with an employee stock ownership feature). This plan covers eligible employees of VNB and its subsidiaries and allows employees to contribute 1 percent to 15 percent of their salary, with VNB matching a certain percentage of the employee contribution. Beginning in May 1999, the VNB match is in shares of Valley stock. In 2001, VNB matched employee contributions with 48,237 shares, of which 22,093 shares were allocated from the former Wayne ESOP Plan and 26,144 were issued from Treasury stock. In 2000, VNB matched employee contributions with 51,403 shares, of which 24,218 shares were allocated from the former Wayne ESOP Plan and 28,055 shares were issued from Treasury stock. In 1999, VNB matched employee contributions with 32,259 shares, of which 16,860 shares were allocated from the former Wayne ESOP Plan and 15,399 shares were issued from treasury stock. VNB charged expense for contributions to the plan, net of forfeitures, for both 2001 and 2000 amounting to $1.2 million and $944 thousand for 1999. At December 31, 2001 the KSOP had 77,707 unallocated shares.

In 1999, 33,723 shares were allocated to participants of the former Wayne ESOP Plan. ESOP expense for 1999 was $865 thousand. No shares were allocated in 2001 or 2000 to participants of the former Wayne ESOP Plan.

Effective July 2001, Merchants 401(k) plan was merged into the VNB 401(k) plan. The Merchants plan did not match employee contributions.

Stock Option Plan

At December 31, 2001, Valley had a stock option plan which is described below. Valley applies APB Opinion No. 25 and related Interpretations in accounting for its plan. Had compensation cost for the plan been determined consistent with FASB Statement No. 123, net income and earnings per share would have been reduced to the pro forma amounts indicated below:

	2001	2000	1999
	(in thousands, except for share data)		
Net income			
As reported	$135,204	$126,737	$125,341
Pro forma	133,367	125,488	124,296
Earnings per share			
As reported:			
Basic	$ 1.74	$ 1.61	$ 1.52
Diluted	1.73	1.60	1.51
Pro forma:			
Basic	$ 1.72	$ 1.60	$ 1.51
Diluted	1.71	1.58	1.49

Under the Employee Stock Option Plan, Valley may grant options to its employees for up to 3.0 million shares of common stock in the form of stock options, stock appreciation rights and restricted stock awards. The exercise price of options equal 100 percent of the market price of Valley's stock on the date of grant, and an option's maximum term is ten years. The options granted under this plan are exercisable not earlier than one year after the date of grant, expire not more than ten years after the date of the grant, and are subject to a vesting schedule. Non-qualified options granted by Midland Bancorporation, Inc. ("Midland") and assumed by Valley in its acquisition of Midland have no vesting period and a maximum term of fifteen years.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2001, 2000 and 1999: dividend yield

of 3.22 percent for 2001, 3.12 percent for 2000 and 3.71 percent for 1999; weighted-average risk-free interest rate of 5.05 percent for 2001, 5.11 percent for 2000 and 6.44 percent for 1999; and expected volatility of 24.1 percent for 2001, 24.5 percent for 2000 and 21.8 percent for 1999.

A summary of the status of qualified and non-qualified stock options as of December 31, 2001, 2000 and 1999 and changes during the years ended on those dates is presented below:

	2001		2000		1999	
Stock Options	**Shares**	**Weighted-Average Exercise Price**	**Shares**	**Weighted-Average Exercise Price**	**Shares**	**Weighted-Average Exercise Price**
Outstanding at beginning of year	2,065,631	$18	2,150,769	$17	2,489,642	$13
Granted	423,116	30	282,172	26	278,120	25
Exercised	(536,440)	10	(305,669)	11	(593,217)	9
Forfeited	(45,849)	23	(61,641)	23	(23,776)	22
Outstanding at end of year	1,906,458	23	2,065,631	18	2,150,769	14
Options exercisable at year-end	951,748	19	1,200,147	15	1,250,597	12
Weighted-average fair value of options granted during the year	$7.38		$6.77		$5.81	

The following table summarizes information about stock options outstanding at December 31, 2001:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	**Number Outstanding**	**Weighted-Average Remaining Contractual Life**	**Weighted-Average Exercise Price**	**Number Exercisable**	**Weighted-Average Exercise Price**
$ 3-16	379,400	4.2 years	$13	333,959	$13
16-25	807,901	6.6	22	527,216	22
25-28	409,357	8.5	27	90,373	26
28-31	309,800	9.9	31	200	29
3-31	1,906,458	7.1	23	951,748	19

There were 22,439 and 29,985 and 53,087 stock appreciation rights outstanding as of December 31, 2001, 2000, and 1999, respectively.

Restricted stock is awarded to key employees providing for the immediate award of Valley's common stock subject to certain vesting and restrictions. The awards are recorded at fair market value and amortized into salary expense over the vesting period. The following table sets forth the changes in restricted stock awards outstanding for the years ended December 31, 2001, 2000 and 1999.

Restricted Stock Awards	2001	2000	1999
Outstanding at beginning of year	217,880	228,309	228,855
Granted	140,741	67,406	64,471
Vested	(76,102)	(70,023)	(61,506)
Forfeited	(8,050)	(7,812)	(3,511)
Outstanding at end of year	274,469	217,880	228,309

The amount of compensation costs related to restricted stock awards included in salary expense in 2001, 2000 and 1999 amounted to $2.2 million, $1.3 million and $1.1 million, respectively.

Bank Owned Life Insurance

During 2001, Valley invested $100.0 million in Bank Owned Life Insurance ("BOLI") to help offset the rising cost of employee benefits. Income of $2.1 million was recorded from the BOLI during the year ended December 31, 2001 and reported as other income. The BOLI is invested in investment securities similar to Valley's investment portfolio and is managed by two investment firms.

INCOME TAXES (Note 14)

Income tax expense (benefit) included in the financial statements consisted of the following:

	2001	2000	1999
		(in thousands)	
Income tax from operations:			
Current:			
Federal	$69,213	$64,669	$59,719
State	2,470	1,919	2,356
	71,683	66,588	62,075
Deferred:			
Federal and State	(7,532)	(561)	(341)
Total income tax expense	$64,151	$66,027	$61,734

Included in other comprehensive income is income tax expense (benefit) attributable to net unrealized gains (losses) on securities available for sale in the amount of $12.8 million, $15.3 million and ($25.1) million for the years ended December 31, 2001, 2000 and 1999, respectively.

The tax effects of temporary differences that gave rise to deferred tax assets and liabilities as of December 31, 2001 and 2000 are as follows:

	2001	2000
	(in thousands)	
Deferred tax assets:		
Allowance for loan losses	$25,619	$21,715
Investment securities available for sale	—	1,494
State privilege year taxes	304	—
Non-accrual loan interest	282	182
Other	7,213	7,623
Total deferred tax assets	33,418	31,014
Deferred tax liabilities:		
Tax over book depreciation	286	2,476
Investment securities available for sale	11,300	—
Purchase accounting adjustments	133	212
Unearned discount on investments	255	188
State privilege year taxes	—	34
Other	3,723	5,121
Total deferred tax liabilities	15,697	8,031
Net deferred tax asset	$17,721	$22,983

Based upon taxes paid and projections of future taxable income, management believes that it is more likely than not, that the net deferred tax asset will be realized.

A reconciliation between the reported income tax expense and the amount computed by multiplying income before taxes by the statutory federal income tax rate is as follows:

	2001	2000	1999
		(in thousands)	
Tax at statutory federal income tax rate	$69,774	$67,467	$65,476
Increases (decreases) resulted from:			
Tax-exempt interest, net of interest incurred to carry tax-exempts	(3,936)	(4,183)	(4,164)
State income tax, net of federal tax benefit	811	1,690	2,190
Realignment of corporate entities	—	—	(2,615)
Other, net	(2,498)	1,053	847
Income tax expense	$64,151	$66,027	$61,734

Included in stockholders' equity are income tax benefits attributable to the exercise of non-qualified stock options of $3.3 million for the year ended December 31, 2001.

COMMITMENTS AND CONTINGENCIES (Note 15)

Lease Commitments

Certain bank facilities are occupied under non-cancelable long-term operating leases which expire at various dates through 2047. Certain lease agreements provide for renewal options and increases in rental payments based upon increases in the consumer price index or the lessor's cost of operating the facility. Minimum aggregate lease payments for the remainder of the lease terms are as follows:

	(in thousands)
2002	$ 7,756
2003	7,332
2004	6,574
2005	6,104
2006	5,530
Thereafter	27,389
Total lease commitments	$60,685

Net occupancy expense for 2001, 2000 and 1999 included approximately $4.6 million, $4.6 million and $3.8 million, respectively, of rental expenses, net of rental income, for leased bank facilities.

Financial Instruments With Off-balance Sheet Risk

In the ordinary course of business of meeting the financial needs of its customers, Valley, through its subsidiary VNB, is a party to various financial instruments which are properly not reflected in the consolidated financial statements. These financial instruments include standby and commercial letters of credit, unused portions of lines of credit and commitments to extend various types of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amounts recognized in the consolidated financial statements. The commitment or contract amount of these instruments is an indicator of VNB's level of involvement in each type of instrument as well as the exposure to credit loss in the event of non-performance by the other party to the financial instrument. VNB seeks to limit any exposure of credit loss by applying the same credit underwriting standards, including credit review, interest rates and collateral requirements or personal guarantees, as for on-balance sheet lending facilities.

The following table provides a summary of financial instruments with off-balance sheet risk at December 31, 2001 and 2000:

	2001	2000
	(in thousands)	
Standby and commercial letters of credit	$ 187,528	$ 159,353
Commitments under unused lines of credit-credit card	71,593	832,613
Commitments under unused lines of credit-other	1,227,376	587,804
Outstanding loan commitments	891,813	436,618
Foreign exchange contracts	—	2,137
Total financial instruments with off-balance sheet risk	$2,378,310	$2,018,525

Standby letters of credit represent the guarantee by VNB of the obligations or performance of a customer in the event the customer is unable to meet or perform its obligations to a third party. Obligations to advance funds under commitments to extend credit, including commitments under unused lines of credit, are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have specified expiration dates, which may be extended upon request, or other termination clauses and generally require payment of a fee.

These commitments do not necessarily represent future cash requirements as it is anticipated that many of these commitments will expire without being fully drawn upon. Most of VNB's lending activity is to customers within the states of New Jersey and New York, except for automobile loans, which are to customers from 12 states, including New Jersey, and Canada as part of a referral program with State Farm Insurance Company which was phased out in 2001.

At December 31, 2001, VNB had commitments to sell residential mortgage loans and SBA loans totaling $36.2 million.

Litigation

In the normal course of business, Valley may be a party to various outstanding legal proceedings and claims. In the opinion of management, the consolidated financial position or results of operations of Valley will not be materially affected by the outcome of such legal proceedings and claims.

SHAREHOLDERS' EQUITY (Note 16)

Capital Requirements

Valley is subject to the regulatory capital requirements administered by the Federal Reserve Bank. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on Valley's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Valley must meet specific capital guidelines that involve quantitative measures of Valley's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require Valley to maintain minimum amounts and ratios of total and Tier I capital to risk-weighted assets, and of Tier I capital to average assets, as defined in the regulations. As of December 31, 2001, Valley exceeded all capital adequacy requirements to which it was subject.

Valley's ratios at December 31, 2001 were all above the "well capitalized" requirements, which require Tier 1 capital to risk-adjusted assets of at least 6 percent. Total risk-based capital to risk-adjusted assets of

10 percent and a minimum leverage ratio of 5 percent. To be categorized as well capitalized Valley must maintain minimum total risk-based, Tier I risk-based, Tier I leverage ratios as set forth in the table.

Valley's actual capital amounts and ratios as of December 31, 2001 and 2000 are presented in the following table:

	Actual		Minimum Capital Requirements		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(in thousands)			
As of December 31, 2001						
Total Risk-based Capital	$911,475	15.2%	$481,226	8.0%	$601,532	10.0%
Tier I Risk-based Capital	847,672	14.1	240,613	4.0	360,919	6.0
Tier I Leverage Capital	847,672	10.3	330,413	4.0	413,016	5.0
As of December 31, 2000						
Total Risk-based Capital	$712,325	12.3%	$462,041	8.0%	$577,551	10.0%
Tier I Risk-based Capital	650,330	11.3	231,034	4.0	346,551	6.0
Tier I Leverage Capital	650,330	8.5	306,841	4.0	383,551	5.0

VNB's actual capital amounts and ratios as of December 31, 2001 and 2000 are presented in the following table:

	Actual		Minimum Capital Requirements		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(in thousands)			
As of December 31, 2001						
Total Risk-based Capital	$712,401	11.9%	$478,219	8.0%	$597,774	10.0%
Tier I Risk-based Capital	648,598	10.9	239,110	4.0	358,664	6.0
Tier I Leverage Capital	648,598	7.9	327,452	4.0	409,315	5.0
As of December 31, 2000						
Total Risk-based Capital	$663,864	11.6%	$459,274	8.0%	$574,093	10.0%
Tier I Risk-based Capital	601,869	10.5	229,637	4.0	344,456	6.0
Tier I Leverage Capital	601,869	7.9	304,777	4.0	380,971	5.0

Dividend Restrictions

VNB, a national banking association, is subject to a limitation in the amount of dividends it may pay to Valley, VNB's only shareholder. Prior approval by the office of the Comptroller of the Currency ("OCC") is required to the extent that the total of all dividends to be declared by VNB in any calendar year exceeds net profits, as defined, for that year combined with its retained net profits from the preceding two calendar years, less any transfers to capital surplus. Under this limitation, VNB could declare dividends in 2002 without prior approval from the OCC of up to $54.2 million plus an amount equal to VNB's net profits for 2002 to the date of such dividend declaration. In addition to dividends received from its subsidiary bank, Valley can satisfy its cash requirements by utilizing its own funds, cash and sale of investments, as well as borrowed funds.

Preferred Stock

On February 12, 2000, the Board of Directors unanimously approved an amendment to Valley's Certificate of Incorporation to authorize 30,000,000 shares of a new class of "blank check" preferred stock. The primary purpose of the preferred stock is to maximize Valley's ability to expand its capital base. The amendment was

approved by the Valley shareholders on April 6, 2000. At December 31, 2001 and 2000, there were no shares of preferred stock issued.

Shares of Common Stock

The following table summarizes the share transactions for the three years ended December 31, 2001:

	Shares Issued	Shares in Treasury
Balance, December 31, 1998	73,836,099	(236,735)
Stock dividend (5 percent)	1,236,450	1,537,876
Effect of stock incentive plan, net	526,937	168,366
Purchase of treasury stock	—	(2,397,257)
Retirement of treasury stock	(380,326)	—
Balance, December 31, 1999	75,219,160	(927,750)
Stock dividend (5 percent)	—	2,884,669
Effect of stock incentive plan, net	(9,376)	311,380
Purchase of treasury stock	—	(2,770,770)
Retirement of treasury stock	(416,969)	—
Balance, December 31, 2000	74,792,815	(502,471)
Stock dividend (5 percent)	3,372,588	349,269
Effect of stock incentive plan, net	37,555	628,939
Purchase of treasury stock	—	(2,211,034)
Balance, December 31, 2001	78,202,958	(1,735,297)

Treasury Stock

On August 21, 2001 Valley's Board of Directors authorized the repurchase of up to 8,000,000 shares of the Company's outstanding common stock. Purchases may be made from time to time in the open market or in privately negotiated transactions generally not exceeding prevailing market prices. Reacquired shares are held in treasury and are expected to be used for general corporate purposes. As of December 31, 2001 Valley had repurchased 2.2 million shares of its common stock under this repurchase program.

On May 23, 2000 Valley's Board of Directors authorized the repurchase of up to 3,000,000 shares of the Company's outstanding common stock. As of September 19, 2000 Valley had repurchased 571,070 shares of its common stock under this repurchase program, which was rescinded in connection with the signing of the definitive merger agreement with Merchants. This is in addition to the 3,000,000 shares purchased pursuant to an authorization by the Board of Directors in December 1999, the majority of which were used for the stock dividend issued on May 16, 2000.

On June 10, 1999 Valley's Board of Directors rescinded the stock repurchase program it had announced on April 28, 1999 after 1.6 million shares of Valley common stock had been repurchased. Approximately 1.5 million treasury shares were issued in conjunction with the 5 percent dividend issued May 18, 1999. Rescinding the remaining authorization was undertaken in connection with Valley's acquisition of Ramapo.

CONSOLIDATED QUARTERLY FINANCIAL DATA (UNAUDITED) (Note 17)

	Quarters ended 2001			
	March 31	**June 30**	**Sept 30**	**Dec 31**
	(in thousands, except for share data)			
Interest income	$144,202	$140,407	$136,889	$131,988
Interest expense	63,177	57,778	52,930	44,768
Net interest income	81,025	82,629	83,959	87,220
Provision for loan losses	2,100	2,835	2,700	8,071
Non-interest income	18,684	15,742	15,985	18,065
Non-interest expense	51,956	43,698	44,379	48,215
Income before income taxes	45,653	51,838	52,865	48,999
Income tax expense	17,090	17,279	16,860	12,922
Net income	28,563	34,559	36,005	36,077
Earnings per share:				
Basic	0.37	0.44	0.46	0.47
Diluted	0.36	0.44	0.46	0.47
Cash dividends per share	0.25	0.265	0.265	0.265
Average shares outstanding:				
Basic	77,935,200	78,038,165	77,933,382	76,611,582
Diluted	78,643,691	78,456,073	78,587,695	77,119,472

	Quarters ended 2000			
	March 31	**June 30**	**Sept 30**	**Dec 31**
	(in thousands, except for share data)			
Interest income	$137,688	$140,884	$144,116	$145,518
Interest expense	59,195	62,480	65,156	65,817
Net interest income	78,493	78,404	78,960	79,701
Provision for loan losses	2,450	2,875	2,580	2,850
Non-interest income	13,406	15,134	14,437	16,123
Non-interest expense	40,848	41,698	41,448	47,145
Income before income taxes	48,601	48,965	49,369	45,829
Income tax expense	16,607	16,348	16,601	16,471
Net income	31,994	32,617	32,768	29,358
Earnings per share:				
Basic	0.40	0.42	0.42	0.38
Diluted	0.40	0.41	0.42	0.37
Cash dividends per share	0.24	0.25	0.25	0.25
Average shares outstanding:				
Basic	80,159,333	78,535,472	77,950,692	77,788,652
Diluted	80,782,279	79,233,181	78,616,344	78,533,942

PARENT COMPANY INFORMATION (Note 18)

Condensed Statements of Financial Condition

	December 31,	
	2001	2000
	(in thousands)	
Assets		
Cash	$ 2,084	$ 2,641
Interest bearing deposits with banks	115	22,125
Investment securities available for sale	223,030	44,752
Investment in subsidiaries	676,494	606,136
Loan to subsidiary bank employee benefit plan	714	893
Other assets	10,756	5,523
Total assets	$913,193	$682,070
Liabilities		
Dividends payable to shareholders	$ 20,295	$ 15,605
Short-term borrowings	4,000	10,000
Long-term debt	206,185	—
Other liabilities	4,338	483
Total liabilities	234,818	26,088
Shareholders' Equity		
Preferred stock	—	—
Common stock	33,310	32,015
Surplus	406,608	321,970
Retained earnings	270,730	317,855
Unallocated common stock held by employee benefit plan	(602)	(775)
Accumulated other comprehensive income (loss)	19,638	(2,307)
	729,684	668,758
Treasury stock, at cost	(51,309)	(12,776)
Total shareholders' equity	678,375	655,982
Total liabilities and shareholders' equity	$913,193	$682,070

Condensed Statements of Income

	Years ended December 31,		
	2001	2000	1999
		(in thousands)	
Income			
Dividends from subsidiary	$ 93,000	$116,893	$136,251
Income from subsidiary	721	1,868	2,106
Gains on securities transactions, net	156	249	2,591
Other interest and dividends	1,531	2,432	2,741
	95,408	121,442	143,689
Expenses	6,070	4,332	4,064
Income before income taxes and equity in undistributed earnings of subsidiary	89,338	117,110	139,625
Income tax (benefit) expense	(1,223)	(44)	1,580
Income before equity in undistributed earnings of subsidiary	90,561	117,154	138,045
Equity in undistributed earnings of subsidiary (excess dividends)	44,643	9,583	(12,704)
Net income	$135,204	$126,737	$125,341

Condensed Statements of Cash Flows

	Years ended December 31,		
	2001	2000	1999
		(in thousands)	
Cash flows from operating activities:			
Net income	$ 135,204	$ 126,737	$ 125,341
Adjustments to reconcile net income to net cash provided by operating activities:			
(Equity in undistributed earnings) excess dividends of subsidiary	(44,643)	(9,583)	12,704
Depreciation and amortization	347	380	365
Amortization of compensation costs pursuant to long-term stock incentive plan	2,020	1,037	1,091
Net accretion of discounts	(194)	(8)	(49)
Net gains on securities transactions	(156)	(249)	(2,591)
Net (increase)decrease in other assets	(5,580)	(1,707)	317
Net (decrease)increase in other liabilities	(3,224)	(6,085)	5,200
Net cash provided by operating activities	83,774	110,522	142,378
Cash flows from investing activities:			
Proceeds from sales of investment securities available for sale	920	24,413	8,735
Proceeds from maturing investment securities available for sale	65,026	3,197	81,146
Purchases of investment securities available for sale	(233,424)	(15,817)	(78,666)
Proceeds from sales of trading account securities	—	—	1,415
Purchase of common stock of subsidiary	(6,185)	—	—
Net decrease(increase) in short-term investments	22,010	14,002	(14,445)
Payment of employee benefit plan loan	179	178	179
Net cash (used in) provided by investing activities	(151,474)	25,973	(1,636)
Cash flows from financing activities:			
Net (decrease)increase in other borrowings	(6,000)	10,000	—
Advances of long-term debt	206,185	—	—
Purchase of common shares to treasury	(65,012)	(79,161)	(75,496)
Dividends paid to common shareholders	(76,260)	(71,723)	(66,801)
Common stock issued, net of cancellations	8,230	3,780	3,408
Net cash provided by (used in) financing activities	67,143	(137,104)	(138,889)
Net (decrease)increase in cash and cash equivalents	(557)	(609)	1,853
Cash and cash equivalents at beginning of year	2,641	3,250	1,397
Cash and cash equivalents at end of year	$ 2,084	$ 2,641	$ 3,250

FAIR VALUES OF FINANCIAL INSTRUMENTS (Note 19)

Limitations: The fair value estimates made at December 31, 2001 and 2000 were based on pertinent market data and relevant information on the financial instruments at that time. These estimates do not reflect any premium or discount that could result from offering for sale at one time the entire portfolio of financial instruments. Because no market exists for a portion of the financial instruments, fair value estimates may be based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing on and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. For instance, Valley has certain fee-generating business lines (e.g., its mortgage servicing operation, trust and investment management departments) that were not considered in these estimates since these activities are not financial instruments. In addition, the tax implications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in many of the estimates.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments and mortgage servicing rights:

Cash and short-term investments: For such short-term investments, the carrying amount is considered to be a reasonable estimate of fair value.

Investment securities held to maturity and investment securities available for sale: Fair values are based on quoted market prices.

Loans: Fair values are estimated by obtaining quoted market prices, when available. The fair value of other loans is estimated by discounting the future cash flows using market discount rates that reflect the credit and interest-rate risk inherent in the loan.

Deposit liabilities: Current carrying amounts approximate estimated fair value of demand deposits and savings accounts. The fair value of time deposits is based on the discounted value of contractual cash flows using estimated rates currently offered for deposits of similar remaining maturity.

Short-term borrowings: Current carrying amounts approximate estimated fair value.

Long-term debt: The fair value is estimated by obtaining quoted market prices of financial instruments with similar characteristics, terms and remaining maturity.

Company-obligated mandatorily redeemable preferred capital securities of a subsidiary trust holding solely junior subordinated debentures of the company: The fair value is estimated by obtaining the quoted market price.

The carrying amounts and estimated fair values of financial instruments were as follows at December 31, 2001 and 2000:

	2001		2000	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in thousands)			
Financial assets:				
Cash and due from banks	$ 311,850	$ 311,850	$ 239,105	$ 239,105
Federal funds sold	—	—	85,000	85,000
Investment securities held to maturity	503,061	476,872	577,450	543,034
Investment securities available for sale	2,171,695	2,171,695	1,626,086	1,626,086
Net loans	5,268,004	5,332,375	5,127,115	5,112,824
Financial liabilities:				
Deposits with no stated maturity	3,894,356	3,894,356	3,632,595	3,632,595
Deposits with stated maturities	2,412,618	2,437,233	2,504,233	2,506,712
Short-term borrowings	304,262	304,262	426,014	426,014
Long-term debt	975,728	971,567	591,808	593,939
Preferred capital securities	200,000	200,480	—	—

The estimated fair value of financial instruments with off-balance sheet risk, consisting of unamortized fee income at December 31, 2001 and 2000 is not material.

BUSINESS SEGMENTS (Note 20)

VNB has four major business segments it monitors and reports on to manage its business operations. These segments are consumer lending, commercial lending, investment portfolio and corporate and other adjustments.

Lines of business and actual structure of operations determine each segment. Each is reviewed routinely for its asset growth, contribution to pre-tax net income and return on average interest-earning assets. Expenses related to the branch network, all other components of retail banking, along with the back office departments of the bank are allocated from the corporate and other adjustments segment to each of the other three business segments. The financial reporting for each segment contains allocations and reporting in line with VNB's operations, which may not necessarily be compared to any other financial institution. The accounting for each segment includes internal accounting policies designed to measure consistent and reasonable financial reporting.

Consumer lending delivers loan and banking products and services mainly to individuals and small businesses through its branches, ATM machines, PC banking and sales, service and collection force within each lending department. The products and services include residential mortgages, home equity loans, automobile loans, credit card loans, trust and investment services and mortgage servicing for investors. Automobile lending is generally available throughout New Jersey, but was also available in twelve states and Canada as part of a referral program with State Farm Insurance Company which was phased out in 2001.

The commercial lending division provides loan products and services to small and medium commercial establishments throughout northern New Jersey and Manhattan. These include lines of credit, term loans, letters of credit, asset-based lending, construction, development and permanent real estate financing for owner occupied and leased properties and Small Business Administration ("SBA") loans. The SBA loans are offered through a sales force covering New Jersey and a number of surrounding states and territories. The commercial lending division serves numerous businesses through departments organized into product or specific geographic divisions.

The investment portfolio segment handles the management of the investment portfolio, asset/liability management and government banking for VNB. The objectives of this department are production of income and liquidity through the investment of VNB's funds. The bank purchases and holds a mix of bonds, notes, U.S. and other governmental securities and other investments.

The corporate and other adjustments segment represents assets and income and expense items not directly attributable to a specific segment.

The following table represents the financial data for the four business segments for the years ended 2001, 2000 and 1999.

	Year ended December 31, 2001				
	Consumer Lending	Commercial Lending	Investment Portfolio	Corporate and Other Adjustments	Total
			(in thousands)		
Average interest-earning assets	$2,656,593	$2,561,052	$2,450,333	$ —	$7,667,978
Interest income	$ 201,678	$ 199,690	$ 158,189	$ (6,071)	$ 553,486
Interest expense	75,753	73,029	69,871	—	218,653
Net interest income (loss)	125,925	126,661	88,318	(6,071)	334,833
Provision for loan losses	4,699	11,007	—	—	15,706
Net interest income (loss) after provision for loan losses	121,226	115,654	88,318	(6,071)	319,127
Non-interest income	16,027	8,485	2,448	41,516	68,476
Non-interest expense	19,569	17,909	824	149,946	188,248
Internal expense transfer	34,793	33,158	29,750	(97,701)	—
Income (loss) before income taxes	$ 82,891	$ 73,072	$ 60,192	$ (16,800)	$ 199,355
Return on average interest-bearing assets (pre-tax)	3.12%	2.85%	2.46%	—	2.60%

	Year ended December 31, 2000				
	Consumer Lending	Commercial Lending	Investment Portfolio	Corporate and Other Adjustments	Total
			(in thousands)		
Average interest-earning assets	$2,786,273	$2,314,357	$2,217,861	$ —	$7,318,491
Interest income	$ 216,502	$ 206,539	$ 150,767	$ (5,602)	$ 568,206
Interest expense	96,187	79,896	76,565	—	252,648
Net interest income (loss)	120,315	126,643	74,202	(5,602)	315,558
Provision for loan losses	4,481	6,274	—	—	10,755
Net interest income (loss) after provision for loan losses	115,834	120,369	74,202	(5,602)	304,803
Non-interest income	13,704	7,510	562	37,324	59,100
Non-interest expense	24,201	18,271	347	128,320	171,139
Internal expense transfer	34,643	28,776	27,576	(90,995)	—
Income (loss) before income taxes	$ 70,694	$ 80,832	$ 46,841	$ (5,603)	$ 192,764
Return on average interest-bearing assets (pre-tax)	2.54%	3.49%	2.11%	—	2.63%

	Year ended December 31, 1999				
	Consumer Lending	Commercial Lending	Investment Portfolio	Corporate and Other Adjustments	Total
			(in thousands)		
Average interest-earning assets	$2,696,100	$2,099,038	$2,235,093	$ —	$7,030,231
Interest income	$ 199,484	$ 177,672	$ 146,182	$ (5,520)	$ 517,818
Interest expense	80,072	62,340	66,380	—	208,792
Net interest income (loss)	119,412	115,332	79,802	(5,520)	309,026
Provision for loan losses	7,826	3,209	—	—	11,035
Net interest income (loss) after provision for loan losses	111,586	112,123	79,802	(5,520)	297,991
Non-interest income	13,992	6,821	121	32,869	53,803
Non-interest expense	27,019	17,176	328	120,196	164,719
Internal expense transfer	33,490	26,073	27,764	(87,327)	—
Income (loss) before income taxes	$ 65,069	$ 75,695	$ 51,831	$ (5,520)	$ 187,075
Return on average interest-bearing assets (pre-tax)	2.41%	3.61%	2.32%	—	2.66%



New Jersey Headquarters
150 John F. Kennedy Parkway
Short Hills, NJ 07078

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Valley National Bancorp:

We have audited the accompanying consolidated statements of financial condition of Valley National Bancorp and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Valley National Bancorp and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

January 16, 2002

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

None

PART III

Item 10. ***Directors and Executive Officers of the Registrant***

The information set forth under the captions "Director Information" and "Section 16(a) Beneficial Ownership Reporting Compliance" in the 2002 Proxy Statement is incorporated herein by reference. Certain information on Executive Officers of the registrant is included in Part I, Item 4A of this report, which is also incorporated herein by reference.

Item 11. ***Executive Compensation***

The information set forth under the caption "Executive Compensation" in the 2002 Proxy Statement is incorporated herein by reference.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management***

The information set forth under the caption "Stock Ownership of Management and Principal Shareholders" in the 2002 Proxy Statement is incorporated herein by reference.

Item 13. ***Certain Relationships and Related Transactions***

The information set forth under the captions "Human Resources and Compensation Committee Interlocks and Insider Participation" and "Certain Transactions with Management" in the 2002 Proxy Statement is incorporated herein by reference.

PART IV

Item 14. ***Exhibits, Financial Statement Schedules and Reports on Form 8-K***

(a) Financial Statements and Schedules:

The following Financial Statements and Supplementary Data are filed as part of this annual report:

Consolidated Statements of Financial Condition
Consolidated Statements of Income
Consolidated Statements of Changes in Shareholders' Equity
Consolidated Statements of Cash Flows
Notes to Consolidated Financial Statements
Independent Auditors' Report

All financial statement schedules are omitted because they are either inapplicable or not required, or because the required information is included in the Consolidated Financial Statements or notes thereto.

(b) Reports on Form 8-K:

Filed October 1, 2001 to report the restatement of Valley's audited consolidated financial statements and notes thereto for the years ended December 31, 2000, 1999, and 1998 to reflect Valley's acquisition of Merchants New York Bancorp, which was accounted for as a pooling-of-interests.

On October 19, 2001 to report earnings for the three and nine months ended September 30, 2001.

On November 16, 2001 to announce the completion of a $200.0 million public offering of trust originated preferred securities.

(c) Exhibits (numbered in accordance with Item 601 of Regulation S-K):

(2) *Plan of acquisition, reorganization, arrangement, liquidation or succession*:

A. Agreement and Plan of Merger dated December 17, 1998 among Valley, VNB, Ramapo Financial Corporation and The Ramapo Bank is incorporated herein by reference to Valley's Report on Form 8-K filed with the Commission on December 22, 1998.

B. Agreement and Plan of Merger dated September 5, 2002 among Valley, VNB, Merchants and Merchants Bank of New York is incorporated herein by reference to Valley's Report on Form 8-K filed with the Commission on September 21, 2000.

(3) *Articles of Incorporation and By-laws:*

A. Restated Certificate of Incorporation of the Registrant as in effect on May 7, 2001 (and is currently in effect) is incorporated herein by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001.

B. By-laws of the Registrant adopted as of March 14, 1989 and amended March 19, 1991 are incorporated herein by reference to the Registrant's Form 10-K Annual Report for the year ended December 31, 1998.

(10) *Material Contracts:*

A. Restated and amended "Change in Control Agreements" dated January 1, 1999 between Valley, VNB and Gerald H. Lipkin, Peter John Southway, Robert Meyer, and Peter Crocitto are incorporated herein by reference to the Registrant's Form 10-K Annual Report for the year ended December 31, 1998.

B. "Change in Control Agreements" dated January 1, 1995 between Valley, VNB and Robert Farrell, Richard Garber and Robert Mulligan are incorporated herein by reference to the Registrant's Form 10-K Annual Report for the year ended December 31, 1999.

C. "Change in Control Agreement" dated February 1, 1996 between Valley, VNB and Jack Blackin is incorporated herein by reference to the Registrant's Form 10-K Annual Report for the year ended December 31, 1996.

D. "Change in Control Agreement" dated April 15, 1996 between Valley, VNB and John Prol is incorporated herein by reference to the Registrant's Form 10-K Annual Report for the year ended December 31, 1996.

E. "The Valley National Bancorp Long-term Stock Incentive Plan" dated January 19, 1999 and as amended through June 19, 2001. Incorporated herein by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001.

F. "Severance Agreement" dated August 17, 1994 between Valley, VNB and Gerald H. Lipkin is incorporated by reference to Registrant's Registration Statement on Form S-4 (No. 33-55765) filed with the Securities and Exchange Commission on October 4, 1999.

G. "Split-Dollar Agreement" dated July 7, 1995 between Valley, VNB, and Gerald H. Lipkin incorporated herein by reference to the Registrant's Form 10-K Annual Report for the year ended December 31, 2000 filed on March 1, 2001.

H. "Severance Agreements" as of January 1, 1998 between Valley, VNB and Peter Crocitto, Robert M. Meyer and Peter John Southway are incorporated herein by reference to the Registrant's Form 10-K Annual Report for the year ended December 31, 1997.

I. "Change in Control Agreement" dated January 1, 1999 between Valley, VNB and Robert J. Farnon is incorporated herein by reference to the Registrant's Form 10-K Annual Report for the year ended December 31, 1998.

J. "Change in Control Agreement" dated January 3, 2000 between Valley, VNB and Albert L. Engel is incorporated herein by reference to the Registrant's Form 10-K Annual Report for the year ended December 31, 1999.

K. "The Valley National Bancorp Long-Term Stock Incentive Plan" dated January 10, 1989 and as amended through June 19, 2001. Incorporated herein by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001.

L. Amendment to the "Severance Agreement" dated November 28, 2000 between Valley, VNB and Gerald H. Lipkin incorporated herein by reference to the Registrant's Form 10-K Annual Report for the year ended December 31, 2000 filed on March 1, 2001.

M. "Change in Control Agreement" dated April 4, 2001 between Valley, VNB and Alan D. Eskow incorporated herein by reference to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001.

N. "Employment Continuation and Non-Competition Agreements" dated September 5, 2000 between Valley, VNB and Spencer B. Witty, James G. Lawrence, William J. Cardew and Eric W. Gould incorporated herein by reference to Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001.

O. "Change in Control Agreement" dated September 5, 2000 between Valley, VNB and James G. Lawrence incorporated herein by reference to Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001.

P. Amended and Restated Declaration of Trust of VNB Capital Trust I, dated as of November 7, 2001 incorporated herein by reference to the Registrants Report on Form 8-K filed on November 16, 2001.

Q. Indenture among VNB Capital Trust I, The Bank of New York as Debenture Trustee, and Valley, dated as of November 7, 2001 incorporated herein by reference to the Registrants Report on Form 8-K filed on November 16, 2001.

R. Preferred Securities Guarantee Agreement among VNB Capital Trust I, The Bank of New York, as Guarantee Trustee, and Valley, dated as of November 7, 2001 incorporated herein by reference to the Registrants Report on Form 8-K filed on November 16, 2001.

S. "Change in Control Agreement" dated November 28, 2001 between Valley, VNB and Garret G. Nieuwenhuis.

(12) *Computation of Consolidated Ratios of Earnings to Fixed Charges*

(21) *List of Subsidiaries:*

(a) Subsidiaries of Valley:

Name	Jurisdiction of Incorporation	Percentage of Voting Securities Owned by the Parent Directly or Indirectly
VNB Capital Trust I	Delaware	100%
Valley National Bank (VNB)	United States	100%
(b) Subsidiaries of VNB:		
VNB Mortgage Services, Inc.	New Jersey	100%
BNV Realty Incorporated (BNV)	New Jersey	100%
VN Investments, Inc. (VNI)	New Jersey	100%
VNB Loan Services, Inc.	New York	100%
VNB RSI, Inc.	New Jersey	100%
Wayne Ventures, Inc.	New Jersey	100%
Wayne Title, Inc.	New Jersey	100%
VNB International Services, Inc. (ISI)	New Jersey	100%
New Century Asset Management, Inc.	New Jersey	100%
Hallmark Capital Management, Inc.	New Jersey	100%
Merchants New York Commercial Corp.	Delaware	100%
Valley Commercial Capital, LLC	New Jersey	100%
(c) Subsidiary of ISI:		
VNB Financial Services, Inc.	Canada	100%

Name	Jurisdiction of Incorporation	Percentage of Voting Securities Owned by the Parent Directly or Indirectly
(d) Subsidiaries of BNV		
SAR I, Inc.	New Jersey	100%
SAR II, Inc.	New Jersey	100%
(e) Subsidiary of VNI:		
VNB Realty, Inc.	New Jersey	100%
(f) Subsidiary of VNB Realty, Inc.		
VNB Capital Corp.	New York	100%

(23) *Consents of Experts and Counsel*

Consent of KPMG LLP

(24) *Power of Attorney of Certain Directors and Officers of Valley.*

SIGNATURES

Pursuant to the requirements of section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VALLEY NATIONAL BANCORP

By: /s/ GERALD H. LIPKIN

Gerald H. Lipkin, ***Chairman of the Board President and Chief Executive Officer***

Dated: February 26, 2002

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated.

Signature	Title	Date
/s/ GERALD H. LIPKIN **Gerald H. Lipkin**	Chairman of the Board, President and Chief Executive Officer and Director	February 26, 2002
/s/ SPENCER B. WITTY **Spencer B. Witty**	Vice Chairman and Director	February 26, 2002
/s/ ALAN D. ESKOW **Alan D. Eskow**	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	February 26, 2002
/s/ CHRISTINE K. MOZER-BALDYGA **Christine K. Mozer-Baldyga**	First Vice President and Controller (Principal Accounting Officer)	February 26, 2002
/s/ ANDREW B. ABRAMSON* **Andrew B. Abramson**	Director	February 26, 2002
/s/ CHARLES J. BAUM* **Charles J. Baum**	Director	February 26, 2002
/s/ PAMELA BRONANDER* **Pamela Bronander**	Director	February 26, 2002
/s/ JOSEPH COCCIA, JR.* **Joseph Coccia, Jr.**	Director	February 26, 2002
/s/ HAROLD P. COOK, III* **Harold P. Cook, III**	Director	February 26, 2002
/s/ AUSTIN C. DRUKKER* **Austin C. Drukker**	Director	February 26, 2002

Signature	Title	Date
/s/ GRAHAM O. JONES* **Graham O. Jones**	Director	February 26, 2002
/s/ WALTER H. JONES, III* **Walter H. Jones, III**	Director	February 26, 2002
/s/ GERALD KORDE* **Gerald Korde**	Director	February 26, 2002
/s/ ROBINSON MARKEL* **Robinson Markel**	Director	February 26, 2002
/s/ ROBERT E. MCENTEE* **Robert E. McEntee**	Director	February 26, 2002
/s/ RICHARD S. MILLER* **Richard S. Miller**	Director	February 26, 2002
/s/ ROBERT RACHESKY* **Robert Rachesky**	Director	February 26, 2002
/s/ BARNETT RUKIN* **Barnett Rukin**	Director	February 26, 2002
/s/ PETER SOUTHWAY* **Peter Southway**	Director	February 26, 2002
/s/ RICHARD F. TICE* **Richard F. Tice**	Director	February 26, 2002
/s/ LEONARD J. VORCHEIMER* **Leonard J. Vorcheimer**	Director	February 26, 2002
/s/ JOSEPH L. VOZZA* **Joseph L. Vozza**	Director	February 26, 2002

*By Gerald H. Lipkin, as attorney-in-fact.

Valley National Bank

126 Branches Located in 80 Communities

NEW JERSEY

BERGEN COUNTY

Bogota
325 Palisade Avenue

Elmwood Park
80 Broadway

Englewood
80 West Street
41-43 Palisade Avenue

Fair Lawn
31-00 Broadway
20-24 Fair Lawn Avenue
139 Lincoln Avenue

Fort Lee
2180 Lemoine Avenue
2160 Lemoine Avenue
1372 Palisade Avenue

Hackensack
3 University Plaza

Hillsdale
24 Broadway

Ho-Ho-Kus
18 Sycamore Avenue

Lodi
147 Main Street

Lyndhurst
456 Valley Brook Avenue

Midland Park
207 Franklin Avenue

Moonachie
Moonachie Road &
East Joseph Street

New Milford
243 Main Street

North Arlington
629 Ridge Road

Northvale
151 Paris Avenue

Oakland
350 Ramapo Valley Road

Oradell
350 Kinderkamack Road

Paramus
Bergen Mall,
Route 4 & Forest Avenue
Fashion Center,
Route 17 & Ridgewood Avenue
80 East Ridgewood Avenue
East 58 Midland Avenue

Ramsey
10 South Franklin Turnpike

Ridgefield
868 Broad Avenue

Ridgewood
44 Godwin Avenue
103 Franklin Avenue

Rochelle Park
405 Rochelle Avenue

Tenafly
85 County Road

Waldwick
67 Franklin Turnpike

Wyckoff
356 Franklin Avenue

ESSEX COUNTY

Belleville
22 Bloomfield Avenue
381 Franklin Avenue
237 Washington Avenue

Bloomfield
548 Broad Street
1422 Broad Street

Fairfield
167 Fairfield Road
One Passaic Avenue

Livingston
73 South Livingston Avenue
531 South Livingston Avenue

Maplewood
142 Maplewood Avenue
740 Irvington Avenue

Newark
167 Bloomfield Avenue
Ferry Plaza Shopping Center,
289 Ferry Street
784 Mount Prospect Avenue

North Caldwell
9 Bloomfield Avenue

Nutley
371 Franklin Avenue
171 River Road & Park Avenue

West Caldwell
1059 Bloomfield Avenue

HUDSON COUNTY

Bayonne
522 Broadway &
East 24th Street

East Newark
710 North 4th Street

Harrison
433 Harrison Avenue

Kearny
100 Central Avenue
256 Kearny Avenue
72-80 Midland Avenue

North Bergen
8901 Kennedy Boulevard

Secaucus
40 Meadowlands Parkway
54 Mill Creek Mall

West New York
5712 Bergenline Avenue

MIDDLESEX COUNTY

South Plainfield
100 Durham Avenue

MORRIS COUNTY

Budd Lake
202 Route 46 &
Mt. Olive Road
342 Route 46 West

Butler
Meadtown Shopping Center,
Rt. 23 South

Chatham
375 Main Avenue

Chester
151 Route 206

Dover
100 E. Blackwell Street

East Hanover
Route 10 West & Murray Road

Jefferson Township
715 Route 15 South

Landing
115 Center Street

Mine Hill
271-273 Route 46

Morris Plains
51 Gibraltar Drive

Morristown
10 Madison Avenue

Parsippany
Arlington Plaza,
800 Route 46
120 Baldwin Road

Riverdale
72 Hamburg Turnpike

Succasunna
250 Route 10

PASSAIC COUNTY

Clifton
6 Main Avenue
505 Allwood Road
925 Allwood Road
1006 Route 46

Little Falls
171 Browertown Road

North Haledon
5 Sicomac Road
475 High Mountain Road

Passaic
211 Main Avenue
615 Main Avenue
128 Market Street
545 Paulison Avenue
506 Van Houten Avenue

Pompton Lakes
516 Wanaque Avenue

Wayne
1501 Hamburg Turnpike
64 Mountain View Boulevard
1504 Route 23 North
1445 Route 23 South
1200 Preakness Avenue
1400 Valley Road
200 Black Oak Ridge Road
1445 Valley Road
1345 Willowbrook Mall,
Main Mall Entrance

SOMERSET COUNTY

Green Brook
302-306 Route 22 West

North Plainfield
1334 Route 22
672-6 Somerset Street

SUSSEX COUNTY

Branchville
Branchville Square

Franklin
288 Route 23

Fredon
410 Route 94 at
Willows Road

Sparta
7 Woodport Road

Tranquility
Route 517 &
Kennedy Road

Vernon
Vernon Plaza,
538 Route 515

UNION COUNTY

Clark
76 Central Avenue

Mountainside
882 Mountain Avenue

Roselle Park
1 West Westfield Avenue

Scotch Plains
1922 Westfield Avenue

Union
2784 Morris Avenue

Westfield
801 Central Avenue

WARREN COUNTY

Belvidere
Route 46 at Route 519

Blairstown
128 Route 94

Hackettstown
105 Mill Street

NEW YORK

MANHATTAN

Midtown

5th Avenue
295 Fifth Avenue

6th Avenue
1040 Sixth Avenue

Broadway
434 Broadway

Chelsea
145 Fifth Avenue

Midtown
62 W. 47th Street

Downtown

Canal
93 Canal Street

Madison
275 Madison Avenue

Valley National Bank
Telephone Banking Center
1-800-522-4100

Website Address
www.valleynationalbank.com

Valley National Bank

Banking / *Just like it's supposed to be.®*

1455 Valley Road
Wayne, New Jersey 07470
(973) 305-3380

www.valleynationalbank.com